UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission File Number 001-38238

Venus Concept Inc.

(Exact name of Registrant as specified in its Charter)

Delaware	06-1681204
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

235 Yorkland Blvd. Suite 900
Toronto, Ontario M2J 4Y8
(877) 848-8430
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	VERO	The Nasdaq Capital Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐*

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐*

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

*Checkboxes are blank pending adoption of the underlying rules.

As of June 30, 2022, (the last business day of the registrant's most recently completed second quarter), the aggregate market value of Registrant's common stock, par value $0.0001, held by non-affiliates of the Registrant was $18,128,723 based upon the closing price of $0.464 per share as reported for such date by the Nasdaq Global Market. Shares of the Registrant's common stock held by executive officers and directors of the Registrant and by certain stockholders who owned 10% or more of the outstanding common stock have been excluded if such persons were deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Registrant's Common Stock outstanding as of March 22, 2023 was 79,991,130.

DOCUMENTS TO BE INCORPORATED BY REFERENCE

Certain information required in Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K (the "Annual Report") is incorporated by reference from our definitive Proxy Statement for our 2023 Annual Meeting of Stockholders (our "Proxy Statement") which will be filed with the Securities and Exchange Commission (the "SEC") within 120 days after the end of the fiscal year ended December 31, 2022.

Table of Contents

		Page
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	33
Item 1B.	Unresolved Staff Comments	60
Item 2.	Properties	60
Item 3.	Legal Proceedings	60
Item 4.	Mine Safety Disclosures	60
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	61
Item 6.	[Reserved]	61
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	62
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	81
Item 8.	Financial Statements and Supplementary Data	82
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	130
Item 9A.	Controls and Procedures	130
Item 9B.	Other Information	131
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	131
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	132
Item 11.	Executive Compensation	132
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	132
Item 13.	Certain Relationships and Related Transactions, and Director Independence	132
Item 14.	Principal Accounting Fees and Services	132
PART IV		
Item 15.	Exhibits, Consolidated Financial Statement Schedules	133
Item 16.	Form 10-K Summary	133
	Signatures	140

This page intentionally left blank

SAFE HARBOR STATEMENT AND RISK FACTOR SUMMARY

Safe Harbor Statement

This Annual Report on Form 10-K for the year ended December 31, 2022 contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any statements contained herein that are not of historical facts may be deemed to be forward-looking statements. In some cases, you can identify these statements by words such as such as "anticipates," "believes," "plans," "expects," "projects," "future," "intends," "may," "should," "could," "estimates," "predicts," "potential," "continue," "guidance," and other similar expressions that are predictions of or indicate future events and future trends. These forward-looking statements are based on current expectations, estimates, forecasts, and projections about our business and the industry in which we operate and management's beliefs and assumptions and are not guarantees of future performance or developments and involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this Annual Report may turn out to be inaccurate.

The factors which we currently believe could have a material adverse effect on our business operations and financial performance and condition include, but are not limited to, those risks and uncertainties that are detailed in the "Risk Factor Summary" below and under Item 1A. of Part I of this Annual Report. You are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these statements. The forward-looking statements are based on information available to us as of the filing date of this Annual Report. Unless required by law, we do not intend to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC, after the date of this Annual Report.

This Annual Report Form 10-K also contains estimates, projections and other information concerning our industry, our business, and the markets in which we compete, including data regarding the estimated size of these markets. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

Market, Industry and Other Data

This Annual Report contains estimates, projections and other information concerning our industry, our business, and the markets for our products and services. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data, and similar sources.

Risk Factor Summary

Our business is subject to a number of risks, a summary of which is set forth below. These risks are discussed more fully in Part I, Item 1A. Risk Factors.

- We are exposed to the credit risk of certain of our customers and distributors.

- Unfavorable macroeconomic conditions may adversely impact our business.

- Our recurring losses from operations and negative cash flows raise substantial doubt about our ability to continue as a going concern.

- Global supply chain disruption and inflation may have a material adverse effect on the Company's business, financial condition and results of operations.

- Our loan and security agreements contain restrictions that may limit our flexibility to effectively operate our business.

- We will require additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization and other operations or efforts.

- It is difficult to forecast our future performance and our financial results may fluctuate unpredictably.

- If there is not sufficient patient demand for our procedures, our financial results and future prospects will be negatively impacted.

- If we are not able to effectively compete with our competitors, our business may not continue to grow.

- We depend on third-party distributors to market and sell our systems in certain markets.

- Although we actively train our customers on the use of our systems and post-treatment care, misuse by the operator of our systems may result in adverse medical events, which may subject us to claims or otherwise harm our reputation and our business.

- The clinical trial process required to obtain regulatory clearances or approvals is lengthy and expensive with uncertain outcomes and could result in delays in new product introductions.

- We may not be able to adequately protect our intellectual property rights throughout the world.

- Our devices and our operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

- We conduct a significant portion of our operations in Israel and therefore our business, financial condition. and results of operations may be adversely affected by political, economic and military conditions in Israel.

- Our common stock failed to meet the requirements for continued listing on the Nasdaq Global Market and the listing was transferred to the Nasdaq Capital Market, which could decrease the liquidity of our common stock and our ability to raise additional capital.

- The market price of our common stock may be volatile, and you may not be able to resell our common stock at or above the price you paid.

- We do not intend to pay dividends on our common stock, and, consequently, our stockholders' ability to achieve a return on their investment will depend on appreciation in the price of our common stock.

- If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

- We are a smaller reporting company and we have taken advantage of certain exemptions from disclosure requirements available to smaller reporting companies.

PART I

Item 1.   Business.

Overview

Venus Concept Inc. (referred to herein, together with its subsidiaries unless the context otherwise denotes, as the "Company," "Venus Concept," "us," "our" or "we") is an innovative global medical technology company that develops, commercializes and delivers minimally invasive and non-invasive medical aesthetic and hair restoration technologies and related services. Our systems have been designed on cost-effective, proprietary and flexible platforms that enable us to expand beyond the aesthetic industry's traditional markets of dermatology and plastic surgery, and into non-traditional markets, including family and general practitioners and aesthetic medical spas. In the years ended December 31, 2022 and 2021, respectively, a substantial majority of our systems delivered in North America were in non-traditional markets.

We have had recurring net operating losses and negative cash flows from operations. As of December 31, 2022 and December 31, 2021, we had an accumulated deficit of $224.1 million and $180.4 million, respectively. Until we generate revenue at a level to support our cost structure, we expect to continue to incur substantial operating losses and negative cash flows from operations. In order to continue our operations, we must achieve profitability and/or obtain additional equity investment or debt financing. Until we achieve profitability, we plan to fund our operations and capital expenditures with cash on hand, borrowings and issuances of capital stock. As of December 31, 2022 and December 31, 2021, we had cash and cash equivalents of $11.6 million and $30.9 million, respectively.

While the impact of COVID-19 on our business has largely subsided, we continue to closely monitor all COVID-19 developments, including its impact on our customers, employees, suppliers, vendors, business partners, and distribution channels. In addition, the global economy, including the financial and credit markets, has recently experienced extreme volatility and disruptions, including increases to inflation rates, rising interest rates, foreign currency impacts and declines in consumer confidence, and declines in economic growth. All these factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be predicted.

Venus Viva®, Venus Viva® MD, Venus Legacy®, Venus Concept®, Venus Versa®, Venus Fiore®, Venus Freedom™, Venus Bliss™, Venus Bliss Max™, NeoGraft®, Venus Glow™®, ARTAS®, ARTAS iX®, and AI.ME™, are trademarks of the Company and its subsidiaries. Our logo and our other trade names, trademarks and service marks appearing in this document are our property. Other trade names, trademarks and service marks appearing in this document are the property of their respective owners. Solely for convenience, our trademarks and trade names referred to in this document appear without the TM or the ® symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the rights of the applicable licensor to these trademarks and trade names.

Products and Services

We derive revenue from the sale of products and services. Product revenue includes revenue from the following:

- the sale, including traditional sales and subscription-based sales, of systems, inclusive of the main console and applicators/handpieces (referred to as system revenue);

- marketing supplies and kits;

- service revenue; and

- replacement applicators/handpieces.

Service revenue includes revenue derived from our extended warranty service contracts provided to our existing customers.

Systems are sold through traditional sales contracts, our subscription model, and through distributors. In the third quarter of 2022 we commenced an initiative to reduce our reliance on system sales sold under subscription agreements in the United States. This strategic shift is designed to improve cash generation and reduce our exposure to defaults and increased bad debt expense given the increasingly challenging economic environment caused by the coexistence of high inflation and high interest rates.

We generate revenue under our subscription-based business model and from traditional system sales. Venus Concept Ltd., a wholly owned subsidiary of ours ("Venus Ltd.") commenced a subscription-based model in North America in 2011. Our subscription model is also available in targeted international markets in which we operate directly. Approximately 42% and 51% of our total system revenues were derived from our subscription model in the year ended December 31, 2022 and 2021, respectively. We currently do not offer the ARTAS iX system under the subscription model. For additional details related to our subscription model, see *Item 1. Business – Subscription-Based Business Model.*

Our subscription model includes an up-front fee and a monthly payment schedule, typically over a period of 36 months, with approximately 40% to 45% of total contract payments collected in the first year. To ensure that each monthly payment is made on time and that the customer's system is serviced in accordance with the terms of the warranty, every product purchased under a subscription agreement requires a monthly activation code, which we provide to the customer upon receipt of the required monthly payment. These recurring monthly payments provide our customers with enhanced financial transparency and predictability. If economic circumstances are appropriate, we provide customers in good standing with the opportunity to "upgrade" into our newest available or alternative Venus Concept technology throughout the subscription period. This structure can provide greater flexibility than traditional equipment leases secured through financing companies. We work closely with our customers to provide business recommendations that improve the quality of service outcomes, build patient traffic and improve financial returns for the customer's business.

We have developed and received regulatory clearance for twelve novel aesthetic technology platforms, including our ARTAS and NeoGraft systems. We believe our ARTAS and NeoGraft systems are complementary and give us a hair restoration product offering that can serve a broad segment of the market. Our medical aesthetic technology platforms have received regulatory clearance for a variety of indications, including treatment of facial wrinkles in certain skin types, temporary reduction of appearance of cellulite, non-invasive fat reduction (lipolysis) in the abdomen and flanks for certain body types and relief of minor muscle aches and pains in jurisdictions around the world.

In the United States, we have obtained 510(k) clearance from the United States Food and Drug Administration ("FDA") for our Venus Viva, Venus Viva MD, Venus Legacy, Venus Versa, Venus Velocity, Venus Bliss, Venus Bliss Max, Venus Epileve, Venus Fiore, AI.ME, ARTAS and ARTAS iX systems. Outside the United States, we market our technologies in over 60 countries across Europe, the Middle East, Africa, Asia-Pacific and Latin America. Because each country has its own regulatory scheme and clearance process, not every device is cleared or authorized for the same indications in each market in which a particular system is marketed.

As of December 31, 2022, we operated directly in 15 international markets through our 12 direct offices in the United States, Canada, United Kingdom, Japan, South Korea, Mexico, Spain, Germany, Australia, China, Hong Kong, and Israel.

Our revenues for the year ended December 31, 2022, and 2021 were $99.5 million and $105.6 million, respectively. We had a net loss attributable to Venus Concept of $43.7 million and $23.0 million for the year ended December 31, 2022, and 2021, respectively. We had an Adjusted EBITDA loss of $25.4 million and $10.6 million for the year ended December 31, 2022, and 2021, respectively.

Market Overview

Aesthetic Procedures

The market for aesthetic procedures is large, growing, global in scale, and comprised of both surgical and non-surgical procedures. The International Society of Aesthetic Plastic Surgery reported approximately 30.4 million cosmetic procedures worldwide in 2021. Total cosmetic procedures worldwide in 2021 was comprised of approximately 12.8 million surgical cosmetic procedures and approximately 17.6 million non-surgical cosmetic procedures. Total non-surgical procedures worldwide in 2021 included approximately 12.9 million injectable procedures – primarily neurotoxin and hyaluronic acid fillers – with the remaining 4.7 million non-surgical, non-injectable procedures worldwide in 2021 representing annual addressable procedure opportunity for our minimally invasive and non-invasive medical aesthetic technologies.

Hair Restoration Procedures

According to the "2022 Practice Census Results Report" from the International Society of Hair Restoration ("ISHRS"), an estimated 703,183 patients worldwide had a surgical hair restoration procedure in 2021 and estimated the global market for surgical hair restoration treatments totaled $4.5 billion in 2021.

We believe several factors are contributing to the growth in the aesthetic and hair restoration markets, including:

- *Continuing focus on body image and appearance*. Both women and men continue to be concerned with their body image and appearance. Additionally, since the emergence of COVID-19, people spend more time viewing their unfiltered, real-time images through videoconferencing which increases the growing demand for aesthetic procedures.

- *Wide acceptance of aesthetic procedures*. According to the American Society for Aesthetic Plastic Surgery ("ASAPS"), in 2021, people in the U.S. spent more than $14.6 billion on combined surgical and non-surgical aesthetic procedures. The number of non-surgical procedures has increased, growing 44% from 2020 to 2021, and the number of surgical procedures growing 54% over the same period.

- *Broader availability of minimally and non-invasive procedures*. Technological developments have resulted in the introduction of a broader range of safe, effective, easy-to-use, and low-cost minimally invasive and non-invasive aesthetic procedures, with fewer side effects. This has resulted in wider adoption of aesthetic procedures by practitioners. According to the ASAPS, nonsurgical procedures were performed more often in 2021 than surgical procedures. There has also been a market shift to less invasive hair restoration procedures such as follicular unit extraction ("FUE") surgery which, according to ISHRS, is the most common method among males (75.4%), followed by strip/linear harvesting (21.3%) and combination strip and FUE (3.3%). The most common type of procedure among female patients is also FUE (57.0%) followed by strip/linear harvesting (41.7%).

- *Increased physician focus and changing practitioner economics*. Managed care and government payor reimbursement restrictions in the United States, and similar payment-related constraints outside of the United States, are motivating practitioners to establish or expand their elective aesthetic practices with procedures that are paid for directly by patients. As a result, in addition to traditional aesthetic providers, non-traditional providers have begun to perform these procedures.

- *Increasingly affordable treatment solutions*. New, lower cost technologies combined with procedure pricing pressures will broaden the patient population for minimally invasive and non-invasive aesthetic procedures, which we believe will continue to contribute to increased market demand.

Aesthetic Solutions

Traditional Aesthetic Treatment Options and Their Limitations

We believe that several limitations have restricted the growth of traditional aesthetic technologies and that patients who do not require significant skin tightening, cellulite reduction, circumferential reduction or body contouring will explore non-invasive alternatives to minimize the pain, expense, downtime, and surgical risks associated with current invasive procedures. Most existing non-invasive procedures are based on various forms of directed energy treatments, such as Radiofrequency ("RF"), Intense Pulsed Light ("IPL"), lasers using various wavelengths, shockwave therapy or ultrasound.

Most traditional aesthetic technologies present several limitations, including surgical risks, potentially painful and medication-dependent surgical recovery, pain and discomfort, potentially undesired results. In addition, traditional aesthetic technologies are limited in efficacy by the relative skill and technique of the operator, and patient access to invasive treatments is often limited by cost.

Our Aesthetic Technology Solutions

We have designed a suite of medical aesthetic systems that use our proprietary multipolar pulsed technology ("(MP)^2") technology to address the limitations of existing medical aesthetic technologies and procedures. Our systems have the following characteristics:

- *Non-invasive.* Our systems use technologies that are primarily non-invasive. Our core (MP)^2 technology combines multipolar RF and magnetic pulse synthesizers to homogenously raise temperature over the entire treatment area and multiple skin layers. Controlled, targeted, uniform heat distribution and the ability to maintain clinically acceptable therapeutic temperature for the entire treatment results in no heat spikes (thermal surges) and eliminates the need for topical cooling agents.

- *Easy-to-use and delegable technology.* We believe that the effective use of our aesthetic systems is not technique-dependent and requires limited training and skills to obtain successful aesthetic results. This allows physicians to leverage their own time and increase throughput since procedures can be performed by non-physician operators, subject to local regulations. We design our systems to be easy to operate with this benefit in mind.

- *Results for broad range of skin types.* Our (MP)^2 technology uses proprietary algorithms that harness the benefits of both RF and Pulsed Electromagnetic Field Therapy ("PEMF") therapy. This resulting energy matrix penetrates multiple layers of skin, raising temperature homogenously and effectively. We believe this type of skin penetration improves treated conditions and provides visible results for a broad range of skin types.

- *Technology enables products to be designed for affordability.* Our technology enables us to focus on designing and manufacturing products at an affordable cost. We offer our products at competitive prices without sacrificing quality, while maintaining our margin objectives. Our competitive prices and subscription model also allow our customers the ability to offer more affordable treatment options to patients.

Our Competitive Advantages for the Aesthetic Market

- *Expands potential market.* Our subscription-based model enables us to sell to both traditional and non-traditional customers without the involvement of third-party lenders, which allows us to reach many customers who choose not to purchase competitors' aesthetic products because of the barriers associated with equipment financing.

- *Maintains strong customer relationships.* Our "high-touch" customer philosophy leads to continuous interactions with our customers and enables us to cultivate strong and long-term relationships.

- *Controls secondary market resales.* Our 30-day activation code technology also reduces the risk that our products will be resold in the secondary market without authorization. This allows us to control the various distribution channels for our products and maximize the value of our products after purchase.

- *Opportunities for access to the newest available Venus Concept's technology and revenue enhancement.* Where the conditions are appropriate, our customers have the opportunity to upgrade into our newest available or alternative technology. In addition, our customers participate in the most current marketing and branding activities we offer. Our quarterly educational webinars, online promotions events, and periodic remote consultations lead to continuing client interaction and the ability to expand the client's business and service offerings.

Competitive Advantages for Our Customers in the Aesthetic Market

- *Return on investment.* By spreading payments over a 36-month period, our subscription-based model is designed to help our customers achieve positive cash-flow from their investment in our systems, thus reducing a portion of implementation risk and concerns associated with large initial capital outlays.

- *Expansion of services.* Our aesthetic systems allow customers to expand the services offered within their practices. A majority of our systems can be used to treat more than one clinical indication, and some products can be purchased as a modular platform that can be modified to match the needs of a growing aesthetic business. To the extent we are successful in receiving FDA and other clearances for additional clinical indications, the value of our modular platform technologies to customer practices may be further enhanced.

- *Leverage physician time and clinic infrastructure.* Subject to the local laws of each state in the United States and in other jurisdictions, our physician customers may delegate these non-invasive procedures to nurse practitioners, technicians, and other non-physician trained operators as long as the systems are operated under the physician supervision. We believe that this creates leverage to save physician time and requires the use of less practice infrastructure.

- *Customer Business Development program.* Our customer business development program offers marketing and clinical support to our customers. These services focus on improving practice or clinic revenue performance, as well as the customers' overall financial and business metrics. In addition, we provide remote educational programs that focus on driving best practices and increasing clinical and economic performance of our customers.

Hair Restoration Solutions

The treatments for hair loss can broadly be divided between non-surgical options and surgical procedures.

Non-Surgical Options

Traditional non-surgical options for hair loss include prescription therapeutics and non-prescription remedies. In the United States, the FDA has authorized two prescription therapeutics for hair loss: Rogaine which is applied topically, and Propecia, a pharmaceutical ingested in pill form. Both Rogaine and Propecia have several drawbacks, including limited efficacy in some individuals, potential side effects and the need for strict patient compliance for the treatment to have meaningful effect.

Surgical Procedures

Surgical procedures to address hair loss, specifically follicular unit transplantation ("FUT Strip Surgery") and FUE, continue to evolve and become more popular. FUE is significantly less invasive than FUT Strip Surgery, which requires the physician to surgically remove a large strip of the patient's scalp and implant individual hair follicles from the strip into the patient's scalp. This procedure results in a linear scar at the donor area. In a FUE procedure, the physician or technician removes individual hair follicles from the patient's scalp without removing a strip of tissue. Because a strip of the patient's scalp is not removed, a FUE procedure avoids a long linear scar and reduces the post-operative pain and numbness associated with strip surgery. FUE can be performed with manual hand-held punches, automated hand-held devices (e.g., NeoGraft) ("Manual FUE") or robotically with the ARTAS System.

Limitation of Traditional Hair Loss Treatment Options

While FUT Strip Surgery and Manual FUE can provide significant, long-term results in restoring hair, there are several limitations associated with these procedures, including the demanding training and major investment of time required for a physician or technician to become proficient, the labor intensive nature of the procedures, the ability of physician or technician to effective create sites for hair follicle implantation, and the risk of inconsistence of physician or technician performance.

Our Hair Loss Treatment Solutions

The ARTAS Solution

We believe the ARTAS System addresses many of the shortcomings of other hair restoration procedures. The ARTAS System is capable of robotically assisting a physician through many of the most challenging steps of the hair restoration process, including the dissection of hair follicles, site planning and recipient site making. We believe, with this assistance, the ARTAS System can help shorten the often-long learning curve for both physicians and technicians to become proficient in performing hair restoration procedures. In addition, we believe that by assisting the physician and technicians with many of the repetitive tasks associated with the hair restoration procedures, the ARTAS System can make hair restoration procedures less labor intensive and can reduce operator fatigue, thereby reducing inconsistent results. Further, we believe the ARTAS System's site making functionality, which includes an enhanced imaging system and sophisticated algorithms, helps physicians avoid damaging existing follicles and enables them to create a more natural, aesthetically pleasing outcome for the patient. In March 2018, we received 510(k) clearance from the FDA to expand the ARTAS technology to include implantation of harvested hair follicles into our ARTAS iX System for sale in the United States. As of December 1, 2022, the ARTAS iX conforms to the European Union's ("EU") "Low Voltage Directive" which allows us to affix the CE Mark and market the ARTAS iX system in the EU.

We strategically market the ARTAS System to hair restoration surgeons, dermatologists, plastic surgeons and aesthetic physicians. We believe we can reach our target physician customers effectively through focused marketing efforts. These efforts include participation in trade shows, scientific meetings, educational symposiums, webinars, online advertising and other activities. For physicians who purchase the ARTAS System, we provide comprehensive clinical training and practice-based marketing support. For example, we believe we help our physician customers increase the number of procedures performed by assigning a business development manager ("BDM") to aid in building the physician-customer's hair restoration practice. Support from a BDM includes assistance with recruitment, consultation, and conversion of patients. Additionally, BDMs deploy patient marketing materials, assist with social media and digital marketing strategies, and provide other marketing and sales support.

Advantages of the ARTAS Procedure

<u>*Patient Value*</u>

We believe the ARTAS System significantly improves the patient experience and outcome in hair transplantation procedures in the following ways:

- The ARTAS procedure provides patients with a minimally invasive, less painful alternative to FUT Strip Surgery. The ARTAS System has a faster recovery time and avoids the long linear scar at the back of the patient's head.

- Through the ARTAS System, the dissection of grafts is performed in a manner that leaves only small pinpoint scars that heal faster and are less detectable than the larger post-operative linear scar that would be produced from FUT Strip Surgery. As a result, an ARTAS procedure can, in many cases, offer a shorter recovery time and can enable patients to resume their daily lifestyle faster than with strip surgery. In addition, the ARTAS procedure allows patients to wear their hair shorter without a noticeable scar.

- The ARTAS site making functionality translates the physician-patient site design onto the patient's recipient area. The ARTAS System's enhanced imaging system and sophisticated algorithms enable the ARTAS System to rapidly create recipient sites at precise depths, replicate pre-existing hair angles, avoid damaging the healthy pre-existing hair and adjust the distribution of the recipient sites to optimally fill in the transplantation area. We believe these elements can contribute to a superior aesthetic outcome.

Physician Value

We believe the ARTAS System provides physicians with compelling economic benefits and enables physicians to achieve consistent reproducible results. As a result, we believe the ARTAS procedure also offers an attractive addition to existing dermatology, plastic surgery or aesthetics practices whether they do or do not currently provide hair restoration procedures in the following ways:

- We believe the ARTAS System and ARTAS 3D pre-operative planning software application provide compelling benefits for physicians. The ARTAS System's image-guided robotic capabilities allow physicians to perform procedures with fewer staff than what might be required for a traditional FUT Strip Surgery or a Manual FUE procedure. With the robotic assistance provided by the ARTAS System, we believe physicians and technicians will be able to perform the complicated, repetitive and often tedious task of dissecting hair grafts with less fatigue and greater productivity than would be possible in a Manual FUE procedure.

- Hair restoration procedures are generally paid for by the patient and do not involve the complexity of securing reimbursement from third-party payors.

- As we provide high quality training for physicians and their clinical teams on the use of the ARTAS System and because the robotic system and its intelligent algorithms assist these teams in performing hair restoration procedures, we believe we can significantly shorten the learning curve necessary for hair transplantation procedures using the ARTAS System. This shortened learning curve can reduce barriers to entry for a new hair restoration practice. It can also ease the adoption of a new technology into existing practices.

Clinically-Established Results

Four peer-reviewed clinical publications have demonstrated the quality and consistency of grafts produced by the ARTAS System. One published study indicated average damage rates for the hair follicles, or transection rates, with the ARTAS System were as low as 6.6%, with a second study documenting average transection rates as low as 4.9% in a separate population of patients. The third study documented that the ARTAS System can be programmed by the physician to select follicular units with larger groupings of hairs while skipping single hair grafts, which allows physicians to choose particular follicular units depending on the hair density they are trying to achieve, providing a clinical benefit as measured by the increase in hairs per harvest of 17% and as measured by the increase in hairs per graft of 11.4%. Results were statistically significant with a p-value less than 0.01. This study also demonstrates the ability of robotic follicular unit graft selection to increase the number of hairs a physician can extract for each incision made in the donor area. The fourth study demonstrated that FUE cases larger than 2,500 grafts, or mega-sessions, are possible using the ARTAS System. These peer-reviewed publications demonstrate the reproducibility and consistency of dissection results from the ARTAS System in a diverse group of patients, even as the system is used by different clinicians. To our knowledge, there are no other peer-reviewed clinical publications that demonstrate the reproducibility of results utilizing other products in FUE or strip surgery procedures. We continue to encourage scientific research in the study of hair restoration to improve our technology, solutions, enhance understanding of our industry and educate physicians on the capabilities of the ARTAS System.

The NeoGraft Solution

We believe that NeoGraft offers a technology solution that complements our robotic hair restoration system and provides an alternative to FUT Strip Surgery and Manual FUE procedures for our customers and their patients.

<u>*Patient Value*</u>

- Unlike traditional FUT Strip Surgery procedures, the NeoGraft system is minimally invasive. In a FUE procedure using NeoGraft, rather than surgically removing a portion of the patient's scalp, each hair graft is individually dissected from the scalp for transplantation. Because a strip of the patient's scalp is not removed, a FUE procedure avoids a long linear scar and reduces the post-operative pain and healing process, reducing the risk of potential infection and pain.

- In addition to treating male pattern hair loss for patients with black and brown straight hair, the NeoGraft may also be used for women and people with curly or light-colored hair.

- NeoGraft can be used for fine tuning of small, specific areas of the scalp, temples and temporal peaks.

<u>*Physician Value*</u>

- The highly ergonomic mechanical NeoGraft system works as a natural extension of the surgeon's hand, allowing for faster and more accurate harvesting of hair follicles. NeoGraft patients may reach their goal with less time in the procedure room or fewer FUE procedures.

- Our NeoGraft system is a lower priced option to our ARTAS System making it a feasible alternative for physicians who do not perform a large volume of hair restoration surgeries.

Our Strategy

Our goal is to become a leading global provider of minimally invasive and non-invasive medical aesthetic and hair restoration technologies and their complimentary products. To achieve this goal, we intend to:

- *Broaden our portfolio of product offering.* We continue to invest in and leverage the extensive energy-based technology developed by our experienced research and development team in Israel, and we believe that collaboration with the experienced robotic research and development team in the United States will bring new and innovative technology solutions to the hair restoration and non-invasive and minimally invasive categories of aesthetic medicine.

- *Apply robotic technologies to new applications.* Our research and development teams in Israel and the United States continue to collaborate on the development of new and innovative technology solutions to the non-invasive and minimally invasive categories of aesthetic medicine. We are working on robotically assisted minimally invasive solutions for aesthetic procedures that are primarily treated by surgical intervention, including the AI.ME platform for which we received FDA 510(k) clearance for fractional skin resurfacing in December 2022. In addition, we commenced enrollment for our multicentered clinical trial for treatment of wrinkles on the cheeks in March 2022 and will be working over the coming year with our key clinical advisors in evaluating several new potential clinical applications including treatment of loose skin, stria and scars. We also believe that robotics, machine vision and artificial intelligence can provide significant improvements in the delivery of a broad range of non-invasive and minimally aesthetic procedures. We are currently investigating a number of internal development programs and partnering opportunities for the application of our robotics technologies in a wide range of aesthetic procedures.

- *Hair restoration market.* We continue to focus on providing a complete set of products and services to the hair restoration market. With ARTAS and NeoGraft, we believe that our hair restoration product offering serves a broad segment of the market.

- *Expand FDA (and other regulatory agencies) cleared indications for our products.* We intend to seek additional regulatory clearances from the FDA and other national regulatory bodies and to extend the scope of our existing FDA clearance and CE Mark certifications. Additionally, we intend to expand the scope of marketable indications for our technologies in other markets.

- *Expand into non-traditional markets.* We intend to continue to market our systems to providers of aesthetic services in the large and under-penetrated non-traditional aesthetic market. We believe the ease of use of our technologies makes our systems suitable for adoption by physicians and other providers in non-traditional markets, including general and family practitioners and aesthetic medical spas.

- *Enhance our international operations.* We have built a direct sales force through wholly owned subsidiaries in the United States, Canada, United Kingdom, Japan, South Korea, Mexico, Spain, Germany, Israel, Australia and China, with a majority-owned subsidiary in Hong Kong and a strong and growing network of international distributors and strategic partners. We have implemented a strategy to bolster our sales and marketing capabilities internationally and believe we are well positioned to continue to grow our revenue from customers located outside North America.

Our Aesthetic Technologies

We use a variety of technologies that allow us to expand into non-traditional physician markets. One differentiating technology is our proprietary (MP)^2 technology. Our (MP)^2 technology is applicable to a wide range of non-invasive skin tightening, wrinkle reduction, body contouring, cellulite, and fat reduction, which have been cleared in the United States, Canada, and Europe, and we have commenced our entrance into the rapidly growing feminine wellness market both domestically and internationally. We also currently have solutions based on other technologies such as fractional ablative RF, IPL and laser technologies, affording a broader set of solution options to address key markets for hair removal, and vascular pigmented lesions, circumference reduction and fat reduction (lipolysis). As part of our strategy, our Venus Velocity, Venus Viva, Venus Viva MD, Venus Fiore, Venus Bliss, Venus Bliss Max, Venus Epileve, ARTAS and NeoGraft systems come with integrated internet of things capabilities.

Our (MP)^2 Proprietary Technology

Our proprietary (MP)^2 technology employs both PEMF and multipolar RF energy in a synergistic manner. (MP)^2 is noninvasive and because (MP)^2 disperses heat equally across the treatment area, it does not produce potentially painful localized heat spikes, and unlike other devices employing RF, (MP)^2 does not require local cooling during treatment.

PEMFs energy is created by running short pulses of electrical current through metal coils, which results in the formation of electromagnetic fields. Electromagnetic fields, in turn, influence the behavior of charged particles, including various biomolecules, within the range of the electromagnetic field to cause one or more desired effects at the cellular level. The non-thermal impact of PEMF therapy is used for aesthetic application requiring enhanced collagen synthesis, for treatment of wounds, and in the management of postsurgical pain and edema.

RF energy, on the other hand, delivers radiofrequency energy that manifests itself as heat within various layers of the skin. The heat generated in the tissue by application of RF energy directly affects fibroblasts, extra cellular matrix and fat cells, thereby triggering natural wound healing processes of the skin and resulting in synthesis of new collagen and elastin fibers. In addition, under predetermined conditions, the heat causes contraction of collagen fibers and lipolysis. In our (MP)^2 technology, we employ a multipolar matrix of RF circuits to produce heat, which is distributed evenly across the treatment area and volume in a proprietary pattern, which results in the quick and uniform heating of the skin layers without overheating any particular area of the skin.

Elements of (MP)² Technology



Magnetic Pulse   +   Multi Polar RF   =   (MP)²™

Benefits of (MP)² Technology

Our proprietary (MP)² technology enables medical and aesthetic practitioners to offer a wide range of non-invasive skin tightening and body contouring solutions with a technology that is cleared for various indications by the FDA, Health Canada and the EU (CE Mark). Additional benefits of using our (MP)² technology include:

- Delivery of RF energy in a uniform manner. The volumetric homogeneous distribution of heat reduces localized temperature spikes and eliminates the requirement to use a cooling aid, resulting in comfortable treatments.

- Ergonomic handpieces designed to increase comfort and reduce operator fatigue. The (MP)² technology offers a user-friendly interface designed to facilitate intuitive operation, and in most cases does not require an extensive training process.

Our Additional Key Technologies

In addition to our core (MP)² technology, we have technologies that use fractional RF (delivery of ablation and coagulation to pre-determined fractions of the skin), IPL and laser technologies that allow us to address key markets for skin resurfacing, wrinkle reduction, body contouring, noninvasive lipolysis and circumference reduction, hair removal, acne treatment and treatment of vascular and pigmented lesions. In offering these solutions in the markets where we have marketing clearances or approvals, our goal is to provide improved technologies that are safe and effective for their intended uses and economically viable for our customers.

<u>Fractional Ablative RF</u>

Fractional ablative/coagulative techniques improve the appearance of skin surfaces by micro-injuring the skin in a fractional manner to trigger a healing response in the treated area. This both tightens the skin and elicits collagen formation, thus rejuvenating the skin surface. Because our fractional RF technology does not use lasers or other light technologies, which are skin color dependent, fractional RF can be used on patients of all skin tones. Fractional RF technology has been incorporated into our Venus Viva applicator, supported by our Venus Viva, Venus Viva MD and Venus Versa systems.

<u>Intense Pulsed Light</u>

Our IPL devices employ non-laser high intensity light sources as part of a high-output flash lamp to produce a broad wavelength of non-coherent light, usually in the 400 to 1200 nm range, that may be further filtered to narrower bands per specific absorption coefficients of predetermined chromophore targets and may be applied to remove unwanted hair as well as vascular and pigmented lesions.

We have incorporated IPL technology into our Venus Versa system to expand that treatment offering and to build a modular, upgradable platform that affords a comprehensive solution for common aesthetic treatments. Specifically, the IPL capability permits users of the Venus Versa systems to offer their patients the service options of removing unwanted hair, treating acne vulgaris, and treating vascular and pigmented dermal lesions.

Diode laser technology is a recognized technology for hair removal and lipolysis. The Venus Velocity and Venus Epileve systems achieve hair removal, permanent hair reduction and treatment of ingrown hair using the diode laser. Both devices employ the laser energy to the treatment area through a chilled sapphire light guide that conductively cools the skin surface simultaneously with the delivery of laser energy that is absorbed in the hair follicle pigment, thereby maintaining a lower temperature in the epidermis to enhance the comfort of the procedure and avoid potential epidermal damage while destroying the hair for hair removal. The Venus Velocity and the Venus Epileve systems allow us to expand our offering in the hair reduction market, which is one of the most popular non-invasive energy-based aesthetic procedures in the United States.

Our laser technology is also incorporated into our Venus Bliss and Venus Bliss Max devices. The diode laser system is intended for non-invasive lipolysis of the abdomen and flanks in individuals with a Body Mass Index of 30 or less. The 1064 nm laser emission performs hyperthermic treatment of the subcutaneous tissue layers and generates an injury to adipocytes (fat cells) through direct heating. The disrupted fat cells and other cellular debris are then removed through the body naturally.

Electrical Muscle Stimulation (EMS)

Electrical Muscular Stimulation ("EMS") employs electrical pulses of predetermined frequencies, durations, and intensities for elicitation of healthy muscle contraction. EMS employs its cycled stimuli of muscles' warm up contraction/relaxation of the treated area via two electrodes. We have incorporated EMS technology into Bliss Max and our upcoming Astera device to create comprehensive multi-treatment body solutions.

Micro-Coring

Micro-coring employs a mechanical rotating needle assembly for fractional removal of portions of epidermal and dermal layers of the skin. The sub-millimetric excised skin columns are evacuated from the skin using a vacuum and the triggered demarcated wound healing process results in fractional skin resurfacing through the mechanisms of re-epithelization and deposition of newly synthesized collagen. The micro-coring procedure has been initially used in the ARTAS device for harvesting and implantation of hair follicles. In skin treatment, micro-coring is used by our robotic AI.ME device for fractional skin resurfacing.

Our Robotic Technology

We believe our robotic technology has improved multiple phases of the hair transplantation procedure, which include harvesting, recipient site making and implantation.

Harvesting

During the harvesting phase of an ARTAS hair restoration procedure, the robotic arm and integrated vision system work in tandem to identify the optimal hair follicles to be used in the procedure. The ARTAS vision system uses proprietary algorithms to identify individual hair follicles, growth angle, density, thickness, length and follicle grouping and to determine which grafts to dissect and the optimal order in which they should be dissected. The algorithms recalculate 60 times per second, accommodating patient movement, to provide the physician with accurate up-to-date information during the course of the procedure. We believe these assessments directly correlate to the quality of the outcome, the state of the donor area and the potential viability for subsequent harvesting for future transplantation procedures.

Once optimal hair follicles for transplant are identified by the ARTAS vison system, these follicles are dissected using a sharp needle to score the epidermis and a punch, coaxial with the needle, to separate the graft from the surrounding tissue. In the final step of the harvesting phase, the grafts are removed by the physician or the technician, cleaned, inspected, and prepared for implantation. During the procedure, the physician can customize the dissection incisions by choosing a needle and punch that will produce 0.8mm, 0.9mm or 1.0mm incisions.

The needle travels at speeds that produce targeted precision and a cleanly scored incision. In a clinical setting, the ARTAS System has been shown to move from graft to graft at a rate of approximately one to three seconds, thereby enabling the ARTAS System to dissect a graft every two to five seconds, or approximately 720 to over 1,800 grafts per hour.

Recipient Site Making

Prior to the ARTAS System, creating sites to receive harvested grafts was performed manually using a hand-held tool or needle to create hundreds or thousands of tiny incisions in the scalp. This is a critical step as it creates the hair pattern in which the harvested grafts will grow.

The ARTAS System site making functionality incorporates artificial intelligence and robotics precision to strategically make surgical incision sites for implanting hair follicles, while identifying and avoiding injuring healthy follicles in proximity of the implantation sites. This allows the patient's hair to look more natural and prevents damaging existing healthy hair in the transplant area which we believe results in patients with more hair than if the sites were created manually.

Robotic recipient site making is performed by the physician, who develops the ARTAS System treatment plan, or map, identifying where to make the incisions on the patient's scalp. The treatment plan is prepared using three-dimension modeling software that takes a picture of the patient's recipient area and generates a three-dimensional map that is utilized by the ARTAS System. With entry angle accuracy, consistency and precise depth control, the ARTAS System creates the recipient sites using a small solid core needle or a blade at a rate of approximately 2,500 to 3,000 sites per hour, which is significantly faster than the approximately 1,500 sites per hour achieved manually.

Implantation

Customers utilizing an ARTAS iX System can utilize the robotic functionality of the system to assist in implanting the dissected follicles. We believe this robotic implantation functionality will help further shorten the learning curve, improve the consistency and reproducibility of results by protecting permanent hair, reduce inconsistencies associated with manual implantation, potentially reduce the amount of time each graft spends outside of the scalp and decrease the overall time required for implantation.

Our Products

Our product portfolio includes nine energy-based systems that provide solutions for various non-invasive aesthetic applications using Venus Concept's (MP)^2 technology, as well as the VariPulse, and/or fractional ablative RF, IPL, or laser technologies. We offer two hair restoration solutions, NeoGraft and ARTAS, as well as the newest addition to our portfolio, our AI.ME next generation robotic platform for fractional skin resurfacing.

Product name	Technology	Regulatory Clearance
Venus Legacy 	Venus Legacy combines (MP)^2 with Venus Concept's VariPulse technology, which is a software controlled vacuum application, delivering alternating negative and positive pressure to the tissue in three predefined programs, to achieve lymphatic drainage, and ease applicator movement as vacuum is applied, and real-time thermal feedback to act as a workstation, providing homogeneous heating to multiple tissue depths while allowing for adjustable pulsed suction.	**United States** • The Venus Legacy BX is a noninvasive device intended for use in dermatological and general surgical procedures for females for the noninvasive treatment of moderate to severe facial wrinkles and rhytides in Fitzpatrick Skin Types I-IV. • The Venus Legacy CX using the LB2 and LF2 applicators is intended for the treatment of the following medical conditions for delivery of non-thermal RF combined with massage and magnetic field pulses: relief of minor muscle aches and pain; relief of muscle spasm; temporary improvement of local blood circulation; and temporary reduction in the appearance of cellulite. **Canada** Temporary increase of skin tightening, temporary circumferential reduction, temporary cellulite reduction, temporary and wrinkle reduction. **EU** Increase of skin tightening, temporary circumferential reduction, cellulite reduction and wrinkle reduction.

Product Name	Technology	Regulatory Clearance
Venus Versa 	Venus Versa is a versatile system based on a multi-application approach. It is a modular and upgradable platform that offers the most in-demand aesthetic treatments by supporting 10 optional applicators which utilize Venus Concept's (MP)^2, and IPL and NanoFractional RF technologies. Designed as an open platform, the Venus Versa can be configured to best suit a practice's needs with the ability to add additional applications as the practice grows or changes. Depending on the applicator, or the applicator's sequence of use, the platform can provide multiple aesthetic solutions.	**United States, EU and Canada** The Venus Versa system is a multi-application device intended for use in aesthetic and cosmetic procedures. The SR515 and SR580 IPL applicators are indicated for treatment of benign pigmented epidermal and cutaneous lesions including, hyperpigmentation, melasma, ephelides (freckles), lentigines, nevi, cafe-au-lait macules, benign cutaneous vascular lesions including port wine stains, hemangiomas, facial, truncal and leg telangiectasias, rosacea, angiomas and spider angiomas, poikiloderma of civatte, leg veins and venous malformations. The HR650, HR690, HR650XL and HR690XL IPL applicators are indicated for the removal of unwanted hair and to effect stable long-term or permanent hair reduction for Skin Types I-IV. Permanent hair reduction is defined as the long-term stable reduction in the number of hairs regrowing when measured at 6, 9, and 12 months after the completion of a treatment regimen. The ACDUAL applicator is intended to be used for the treatment of acne vulgaris. The Viva applicator is intended for dermatological procedures requiring ablation and resurfacing of the skin. The Diamondpolar and Octipolar applicators (United States only) are noninvasive devices intended for use in dermatologic and general surgery procedures for females for the noninvasive treatment of moderate to severe facial wrinkles and rhytides in Fitzpatrick skin types I-IV. The Octipolar applicator (EU and Canada only), is designed for use in temporary body contouring via skin tightening, circumferential reduction, and cellulite reduction.
Venus Viva and Venus Viva MD 	Venus Viva is an advanced, portable, fractional RF system for dermatological procedures requiring ablation and resurfacing of the skin. Venus Viva uses (Nano)Fractional RF and Smart Scan technologies. The combination of technologies allows ablation/coagulation heated zone density control and pattern generation via a proprietary tip. The energy is delivered through 160 (Viva) or 80 (Viva MD) pins per tip into the treated skin and maintains the surrounding tissue intact and healthy to support the healing process.	**United States, EU and Canada** The Venus Viva SR is intended for dermatological procedures requiring ablation and resurfacing of the skin. **EU and Canada** Using the Diamondpolar applicator for treatment of moderate to severe wrinkles and rhytides in Fitzpatrick skin types I-IV.

Product Name	Technology	Regulatory Clearance
Venus Velocity 	The Venus Velocity system uses pulsed laser energy of 800 mm that is absorbed by a chromophore or pigmented target (e.g., melanin in hair follicles) that has high optical absorption at the selected laser wavelength than the surrounding tissue. Different chromophores are targeted for different clinical indications. The selective absorption of different wavelengths leads to localized heating and thermal denaturation and destruction of the anatomic hair follicle target with minimal effect on surrounding tissues. The chilled sapphire light guide conductively cools the skin simultaneously with the delivery of laser energy, thereby maintaining low temperature in the epidermis to enhance the comfort of the procedure and avoid potential epidermal damage.	**United States, EU and Canada** The Venus Velocity is intended for all Fitzpatrick skin types, including tanned skin, for use in dermatology, general and plastic surgery applications for: • Hair removal; • Permanent hair reduction (defined as the long-term stable reduction in the number of hairs regrowing when measured at 6, 9, and 12 months after the completion of a treatment regimen); and • Treatment of pseudofolliculitis barbae.
Venus Fiore 	Venus Fiore incorporates Venus Concept's (MP)2 technology, supporting three different applicators. Venus Fiore has a desktop configuration and is portable and compact. It incorporates ATC technology, allowing the operator to choose a target temperature within the therapeutic range and have the system adjust the output power accordingly, to automatically maintain the desired temperature. The applicator incorporates three pairs of electrodes, each pair of electrodes accompanied by a temperature sensor, allowing the operator to control the temperature in the distal, middle and proximal thirds of the applicator independently. Venus Fiore has received clearance in United States, Canada, the EU and Israel.	**United States** The Venus Fiore device (K211461) is intended for the treatment of the following medical conditions; using the Pearl, Diamond and Slim applicators for delivery of non-thermal RF combined with massage and magnetic field pulses: -Relief of minor muscle aches and pain, relief of muscle spasm. -Temporary improvement of local blood circulation. -Temporary reduction in the appearance of cellulite. **EU and Canada** The Venus Fiore system is intended for the following: • With the VG applicator – For improvement of symptoms of vaginal laxity and vaginal atrophy. • With the MP applicator – For dermatological procedures requiring increasing of skin tightening improvement in skin laxity of the Mons Pubis (MP) area. • With the LA applicator – For dermatological procedures for skin tightening improvement in skin laxity of the Labia Majora (LA) area. **Israel** Aesthetic and functional treatment of the vagina, labia and mons pubis.

Product Name	Technology	Regulatory Clearance
Venus Bliss 	The Venus Bliss device consists of a console (main unit), one RF applicator and four diode laser applicators. The system, via its different applicator types, delivers laser and/or bipolar RF energies, vacuum pressure, and pulsed magnetic fields to the skin and the underlying tissues of the treatment area. Venus Bliss delivers laser energy to the subcutaneous tissue layers via the four diode laser applicators connected to the console. The console utilizes diode laser modules as sources of optical energy and the optical output is fiber-coupled through the applicator to the treatment area so to increase the temperature of the fat resulting in fat breakdown (lipolysis). In addition, the Venus Bliss device through the (MP)2 applicator provides RF treatments combined with emitted magnetic fields and vacuum massaging. The RF heating effect, together with the non-thermal magnetic fields and vacuum, leads to the temporary reduction in the appearance of cellulite, temporary relief of muscle pain and spasm, and improvement of local blood circulation in the subdermal layers.	**United States and Canada** Using the diode laser system, the Venus Bliss device is intended for non-invasive lipolysis of the abdomen, flanks, back and thighs in individuals with a Body Mass Index (BMI) of 30 or less. Using the (MP)² applicator (United States only) for delivery of RF energy combined with massage and magnetic field pulses, the Venus Bliss device is intended for the treatment of the following medical conditions: • Relief of minor muscle aches and pain, relief of muscle spasm • Temporary improvement of local blood circulation • Temporary reduction in the appearance of cellulite. Using the (MP2) applicator (EU and Canada only) is intended for: • Temporary increase of skin tightening. • Temporary circumferential reduction. • Temporary cellulite reduction. • Temporary wrinkle reduction. (Canada only)

Product Name	Technology	Regulatory Clearance
Venus Bliss Max 	The Venus Bliss Max device is a computerized system comprised of a system console (main unit), four (4) Diode Laser applicators, one (1) MP2 (RF+ PEMF+ Vacuum) applicator and four (4) FlexMAX (EMS) applicators. The system delivers laser, bipolar RF and biphasic electrical energies, vacuum pressure, and pulsed electromagnetic fields (PEMF) to the skin and the underlying tissues of the treatment area. The device provides individual adjustment of laser power, EMS intensity level, and RF power, in addition to vacuum levels, for each patient. The console of the Venus Bliss Max device contains a power supply unit, Laser, RF, and EMS controllers, (power modules, on main board), a suction module (vacuum), a controller unit (on main board), Laser water cooling system (power module, on main board), a touch- screen user interface and display panel. The applicators are connected to the console via a cable. The RF applicator is comprised of various combinations of RF electrodes, magnetic coils, and vacuum conduits. The Laser applicators are comprised of a light guide, touch sensors and light-emitting diodes. The EMS applicator is comprised of two electrodes and a light indicator.	**United States** The Venus Bliss Max device is a diode laser system intended for non-invasive lipolysis of the abdomen, flanks, back and thighs in individuals with a Body Mass Index (BMI) of 30 or less. In addition, the Venus Bliss Max device is intended for the treatment of the following medical conditions; using the MP^2 applicator for delivery of RF energy combined with massage and magnetic field pulses: • Relief of minor muscle aches and pain, relief of muscle spasm • Temporary improvement of local blood circulation • Temporary reduction in the appearance of cellulite. In addition, the Venus Bliss Max device using the FlexMAX applicators is intended for muscle conditioning to stimulate healthy muscles. The Venus Bliss Max device using the FlexMAX applicators is not intended to be used in conjunction with therapy or treatment of medical diseases or medical conditions of any kind. The Venus Bliss Max device using the FlexMAX applicators is intended to be operated by a trained professional

Product Name	Technology	Regulatory Clearance
Venus Glow 	Venus Glow consists of a console and applicator. It is used to improve skin appearance using powerful tri-modality treatment combining a rotating tip, a vacuum modality and a jet. Venus Glow deep-cleans pores by removing impurities such as daily dirt and debris, dry or dead skin cells, and excess sebum.	**United States (listed as a Class I device by the FDA)** Motorized dermabrasion device. **Canada** (listed as a Class I device). **EU** Not a medical device.
NeoGraft 	Venus Concept's NeoGraft device is an advanced hair restoration technology with an automated FUE and implantation system. The procedure leaves no linear scar and is minimally invasive.	**United States (listed as a Class I device by the FDA)** Surgical instrument motors and accessories that are intended for use during surgical procedures to provide power to operate various accessories or attachments to cut hard tissue or bone and soft tissue. **Canada** (listed as Class I without indication) **EU** Hair Transplant device
Venus Epileve 	The Venus Epileve system uses pulsed laser energy of 800 mm that is absorbed by a chromophore or pigmented target (e.g., melanin in hair follicles) while skin surface is being chilled, for different indications of hair removal and permanent hair reduction. Venus Epileve is intended to provide an entry level, affordable solution for non-traditional markets for hair removal of all skin types.	**EU and Canada** The Venus Epileve is intended for all Fitzpatrick skin types, including tanned skin, for use in dermatology, general and plastic surgery applications for hair removal, permanent hair reduction (defined as the long-term stable reduction in the number of hairs re-growing when measured at 6, 9, and 12 months after the completion of a treatment regimen); and treatment of pseudofolliculitis barbae.

Product Name	Technology	Regulatory Clearance
ARTAS iX 	The ARTAS System is comprised of the cart, which includes the robotic arm, integrated vision system, artificial intelligence algorithms and a series of proprietary end effectors employed in an automatic manner. The accessories at the distal end of the robotic arm, such as the automated needle and punch, that interact with the patient's scalp and hair follicles and perform various clinical functions including hair follicle harvesting and implantation.	**United States and Canada** Harvesting hair follicles from the scalp in men diagnosed with androgenic alopecia who have black or brown straight hair. The ARTAS System is intended to assist physicians in identifying and extracting hair follicles units from the scalp during hair transplantation, creating recipient sites and implanting the harvested hair follicles. **EU** Computer assisted hair follicle harvesting, incision making and implantation system.
AI.ME	The AI.ME System is an interactive, image-guided, computer assisted system consisting of several main subsystems. These include a cart robotic arm, integrated imaging system, vacuum assembly, coring mechanism, punch assembly, and computer. The AI.ME system is a micro coring device controlled by a robot that removes skin by using a disposable punch assembly containing six (6), hollow needle punches inserted into the skin with a fixed maximum penetration depth of 3 mm to remove up to 10% of skin in the treatment area for fractional skin resurfacing.	**United States** Fractional skin resurfacing

Products in Development

Our ongoing research and development activities are primarily focused on improving and enhancing our current technologies, products, and services, as well as expanding our current product offering with the introduction of new products for different aesthetic, medical and hair restoration applications. We are currently developing the following products and technologies:

Skin Resurfacing on the AI.ME Platform

The skin resurfacing technology contained in our AI.ME platform is intended to provide a non-surgical alternative to lift and tighten skin for procedures typically requiring surgical intervention. It uses mechanical vision, artificial intelligence and robotics to achieve the intended outcomes. The punches utilized for coring are designed not to leave scars on tissue. The skin will be contracted and smoothed after coring by applying a flexible patch to the area which will allow healing of the skin with predefined directional effect.

Venus Astera

We are working on the next generation of the well-established Venus Legacy product line. This device is intended to extend the capabilities of the original Venus Legacy system product line by combining $(MP)^2$ and VariPulse technologies with real-time thermal feedback and ATC to provide homogeneous heating to multiple tissue depths while allowing for adjustable pulsed suction to further support deep energy penetration. This will result in enhanced lymphatic drainage and improved circulation stimulation. The device will come with both hand-held and hands-free applicators which will include $(MP)^2$ and EMS technologies.

Other Developments

Our research and development efforts also currently include research to expand indications, broaden our offering of system applicators, advance our proprietary (MP)2 technology, add new technologies and indications, develop design improvements and new products, as well as continue to support our harvesting, site making and implantation functions for the ARTAS iX System, including the enhancements released this year which help promote faster procedures, achieve more acute angles for a more natural looking hairline, and includes a new training and demo mode for a more expedited training process and more life-like consultations.

Clinical Developments

We continue to invest in research and development to support our technology, marketing and post-marketing surveillance. We also have a portfolio of 34 peer-reviewed publications and more than 20 white papers, many of which pertain to indications cleared outside of the United States to educate users in other countries and to study expanded indications in the United States. Authors for several of these publications hold stock options in Venus Concept or were paid consultants for us.

Research has shown that $(MP)^2$ technology improves aspects of textural lesions and body contouring. The fractional RF has been shown to improve skin structure, including wrinkles and scars through ablation and resurfacing. IPL technology used in the Venus Versa has shown to be versatile and effective for treating vascular and pigmented lesions, acne and rosacea. Our diode laser technology has been shown to be effective for lipolysis and reduction of fat layer thickness, as well as efficiently effecting hair reduction/removal. Additionally, the Venus Fiore device has demonstrated ability to improve symptoms related to vaginal atrophy.

We have a number of ongoing clinical trials covering both new technologies and the development of expanded indications for existing technology. Clinical trials are conducted frequently to develop new technologies and support existing technologies and their respective enhancements and upgrades.

Sales and Marketing

We market and sell our products and services to the traditional medical aesthetic market including plastic surgeons and dermatologists, as well as to a broad base of non-traditional physician markets, including general and family practitioners and aesthetic medical spas.

Direct Sales

We currently provide our subscription model and traditional sales model, as well as the associated marketing support programs through our wholly owned subsidiaries in the United States, Canada, United Kingdom, Japan, South Korea, Mexico, Spain, Germany, Israel, Australia, and China as well as through Venus Concept's majority-owned subsidiary in Hong Kong.

Direct sales force

In the United States and select international markets, we use our direct sales force to sell our systems and other products and services. As of December 31, 2022, we had a direct sales and marketing team of approximately 136 employees, managed by one President of Global Sales, four Vice Presidents of Sales for various international markets and one Vice President of Global Marketing and Product Management. We plan to continue to focus our direct sales efforts in the North America market and continue to evaluate and optimize our use of direct and distributor resources in our international markets.

Distributors

In countries where we do not operate directly, we sell our products through distributors. As of December 31, 2022, we had distribution agreements in over 40 countries. We enter into both exclusive and non-exclusive distribution agreements, which generally provide the distributor with a right to distribute certain of our products within a designated territory. Each agreement sets forth the minimum quarterly purchase commitments and if the distributor fails to meet its minimum purchase commitments, we have the ability to either convert any exclusive distribution rights to non-exclusive rights during the then-remaining term or terminate the agreement. To provide more comprehensive customer support, these agreements require our distributors to provide after sales service to customers, such as training and technical support, and various marketing activities, such as preparing and executing marketing plans and working with key market leaders in the designated territory to promote the product.

Marketing and Branding Programs

We are focused on, and invest heavily in, direct-to-consumer marketing initiatives to increase awareness of our products and services. We believe our marketing activities are both cost effective and critical in supporting the continued growth and development of our business. As of December 31, 2022, we had a Vice President of Global Marketing and Product Management, with regional marketing support in select countries. We have an internal team of digital marketing, brand, marketing operations and events specialists that support North America and our regional markets.

We implemented business to business and business to customer public relations outreach strategies that incorporates both digital media and top national media channels in the fashion and beauty industries and have a presence on the most popular social media channels, such as Facebook, Twitter, YouTube, Pinterest, LinkedIn and Instagram. We also attend major medical and scientific meetings, as well as trade shows. Since some countries require customized marketing programs, we have hired country-specific marketing managers to ensure that marketing programs are executed successfully in those jurisdictions.

Customer Support

We provide our customers and authorized distributors with customer support through our fully integrated marketing program and strong clinical and technical support teams.

Customer Business Development Program

To support the growth initiatives of our customers, we have built a business development strategy that provides customers with a fully integrated marketing support program with business and marketing tools to grow their practices, improve their financial and business performance, and maximize their return on investment while also providing sales strategies related to our products and ancillary services. Our customer business development program includes the following features:

- Inclusion in an advanced clinic directory that is promoted online to consumers. The full-page listing includes the clinic's contact information, business hours, website, social media profiles and a full list of available Venus Concept device treatments.

- A comprehensive device launch plan, guidance on effective pricing and bundling strategies and involved in short and long-term business goal reviews and tracking.

- Online courses and private remote workshops related to business strategies and clinic efficiency including customer retention and conversion strategies, effective patient consultation, credentialing, Venus Concept devices sales talking points, telephone skills, cross-selling and up-selling techniques, and photography best practices. Our workshops related to marketing strategies include search engine optimization essentials and cover social media and marketing strategies.

- New Customer Launch Kits comprised of a starter package with marketing materials necessary to introduce and promote new Venus Concept products with a heavy emphasis on a digital and social media strategy.

- Analysis of business practices with instruction on effective patient consultation and conversion strategies.

- Analysis of current social media and online marketing efforts and guidance on how to attract and convert potential consumers more efficiently.

- For hair restoration customers, access to specialized VeroHair 12 Step Program designed to assist ARTAS and NeoGraft customers with building a successful hair restoration practice.

Technical and Clinical Support

We warranty our products against defects in materials and workmanship under normal use and service for a period of one year, with certain other products carrying a different warranty correlating to the number of uses the product undergoes or based upon the perishability of the product. Once the warranty expires, our customers have the option of purchasing an extended warranty service contract, which is typically for a term of one to three years.

We maintain a technical and clinical support team to field inquiries, troubleshoot product issues, facilitate sales activities and support the commercial activities of our direct offices and its international distributors. We provide immediate response technical support to our physician customers and distributors year-round. In the event that an issue arises, our technical support personnel will work with our customers to determine if a technical issue may be resolved over the telephone or requires a service visit. In markets where we do not have our own service engineers, the service and support of our products is managed by our independent distributors. In order to maximize customer "up time," we proactively deploy replacement systems, modules, and components to strategic hubs worldwide.

Manufacturing and Quality Assurance

We have our own research and development centers in Yokneam, Israel, and San Jose, California and use three ISO-certified contract manufacturers in Karmiel, Israel, Mazet, France and Weston, Florida. We assemble the ARTAS System in San Jose, California, while reusable and disposable kits are assembled exclusively for us by NPI Solutions, Inc. ("NPI") based in Morgan Hill, California.

We work closely with our manufacturers and perform final quality control testing using our own employees stationed in the manufacturing facilities around the world. Having over 85% of the production of our systems in close proximity to our research and development and operations facilities enables us to control the entire process from product development through manufacturing and final testing, allowing us to provide advanced, high-quality systems as well as the flexibility to create customized solutions for our customers.

Manufacturing facilities that produce medical devices intended for distribution in the United States and internationally are subject to regulation and periodic unannounced inspection by the FDA and other domestic and international regulatory agencies. In the United States, we are required to manufacture our products in compliance with the FDA's Quality System Regulations ("QSR"), which covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage, and shipping of our products. In international markets, we are required to obtain and maintain various quality assurance and quality management certifications. We conform with and are in full compliance with ISO:13485:2016, CE (MDD→ MDR) and MDSAP.

We maintain a quality system designed to be compliant with quality system management and QSR and have procedures in place to ensure that all products and materials we purchase conform to our specifications, including evaluation of suppliers, and where required, qualification of the components supplied. We believe that our current facilities are adequate to support our operations.

Intellectual Property

Portfolio

We rely on a combination of patent, copyright, trademark and trade secret laws, and confidentiality and invention assignment agreements to protect our intellectual property rights. As of December 31, 2022, our patent portfolio is comprised of:

- 14 issued U.S. patents which cover our (MP)^2, fractional RF and Directional Skin Tightening technology (including cellulite treatments) that are associated with six different patent families (the earliest of which will expire in 2028), 9 pending U.S. patent applications, 27 issued foreign counterpart patents, and 7 pending foreign counterpart patent applications;
- 5 issued foreign patents covering the NeoGraft system and its methods of use (the earliest of which expired in 2022); and
- 90 issued U.S. patents primarily covering the ARTAS System and methods of use (the earliest of which expire in 2025, 1 pending U.S. patent applications, 152 issued foreign counterpart patents, and 8 pending foreign counterpart patent applications.

As of December 31, 2022, our trademark portfolio included the following trademark registrations, pending trademark applications or common law trademark rights, among others: Venus Viva®,Venus Viva® MD, Venus Legacy®, Venus Concept®, Venus Versa®, Venus Fiore®, Venus Freedom™, Venus Bliss™, Venus Bliss Max™, NeoGraft®, Venus Glow™®, ARTAS®, ARTAS iX®, and AI.ME™. We continue to file new trademark applications in many countries to protect our current and future products and related slogans.

License Agreement with HSC Development LLC and James A. Harris, MD

In July 2006, we entered into a license agreement (the "HSC License Agreement") with HSC Development LLC, or HSC, and James A. Harris, M.D., as amended, pursuant to which we received an exclusive, worldwide license to develop, manufacture and commercialize products covered by any of the licensed patent rights or that incorporate the licensed technology in the field of performance of hair removal and implantation, including transplantation, procedures using a computer controlled system in which a needle or other device carried on a mechanized arm is oriented to a follicular unit for extraction of same, or to an implant site for implantation of a follicular unit, or some combination thereof. Under the HSC License Agreement, we developed the ARTAS System to be utilized as a robotic system to assist a physician in performing hair restoration procedures. In consideration for the license, we issued to HSC 25,000 shares of our common stock, prior to the Company's 1-for-10 reverse stock split, and paid HSC a one-time payment of $25,000. The license grant is perpetual, and the license agreement does not provide a right for HSC or Dr. Harris to terminate the HSC License Agreement. The licensed patents cover, in general, a method and device for the extraction of follicular units from a donor area on a patient. The method includes scoring the outer skin layers with a sharp punch, and then inserting a blunt punch into the incision to separate the hair follicle from the surrounding tissue and fatty layer. The method and device significantly decrease the amount of follicular transection and increase the rate at which follicular units can be extracted. There are other embodiments not herein disclosed. The licensed patents will expire from 2025 through 2030.

Competition

The medical technology and aesthetic product markets are highly competitive and dynamic and are characterized by rapid and substantial technological development and product innovation. Demand for our systems is impacted by the products and procedures offered by our competitors. Certain of our systems also compete against conventional non-energy-based treatments, such as neurotoxins and dermal fillers, chemical peels, and microdermabrasion. In the United States, we compete against companies that have developed minimally invasive and non-invasive medical aesthetic procedures. Outside of the United States, likely due to less stringent regulatory requirements, there are more aesthetic products and procedures available in international markets than are cleared for use in the United States. Sometimes, there are also fewer limitations on the claims our competitors in international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, we may face a greater number of competitors in markets outside of the United States. We also compete generally with medical technology and aesthetic companies, including those offering products and services unrelated to skin treatment. Recently, there has been consolidation in the aesthetic industry leading to companies combining their resources, which increases competition and could result in increased downward pressure on our system prices.

In the surgical hair restoration market, we consider our direct competition to be FUT Strip Surgeries and Manual FUE procedures. Many of our surgical device and equipment competitors have greater capital resources, sales and marketing operations and service infrastructures than we do, as well as longer commercial histories and more extensive relationships with physicians. FUT Strip Surgery and some Manual FUE procedures have a greater penetration into the hair restoration market, due in part to having a longer history in the market. Our indirect competition in the hair restoration market also includes non-surgical treatments for hair loss, such as prescription therapeutics, including Propecia, and non-prescription remedies, such as wigs, hair pieces and spray-on applications.

We believe that our competitors' systems compete largely based on the following factors:

- company and product brand recognition;

- effective marketing and education;

- sales force experience and access;

- product support and service;

- technological innovation, product enhancements and speed of innovation;

- pricing and revenue strategies;

- product reliability, safety and durability;

- ease of use;

- consistency, predictability and durability of aesthetic results; and

- procedure costs to patients.

Government Regulation

The design, development, manufacture, testing and sale of our products are subject to regulation by numerous governmental authorities, including the FDA, and corresponding state and foreign regulatory agencies.

Regulation by the FDA

In the United States, the Federal Food, Drug, and Cosmetic Act ("FDCA"), the FDA regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. The FDA enforces the FDCA, and the regulations promulgated pursuant to the FDCA.

Each medical device that we wish to distribute commercially in the United States requires marketing authorization from the FDA prior to distribution unless an exemption applies. The two primary types of FDA marketing authorizations applicable to a device are premarket notification, also called 510(k) clearance, and premarket approval ("PMA"). The type of marketing authorization is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes (Class I, II, or III) based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device's safety and effectiveness for its intended use(s). Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls and include life-sustaining, life-supporting or implantable devices, devices of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from the FDA. By contrast, devices placed in Class III generally require PMA approval or approval of a *de novo* reclassification petition prior to commercial marketing. The FDA's 510(k) clearance process usually takes from three to nine months but can take longer. For products requiring PMA approval, the regulatory process generally takes from one to three years or more, from the time the application is filed with the FDA and involves substantially greater risks and commitment of resources than either the 510(k) clearance or *de novo* processes.

510(k) Clearance

To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to the FDA demonstrating that the device is "substantially equivalent" to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for PMA approval, commonly known as the "predicate device." A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, a de novo classification or PMA approval.

We have made modifications to our products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or PMA approvals were not required.

PMA Approval

A PMA application must be submitted if the device cannot be cleared through the 510(k) process and is found ineligible for *de novo* reclassification. PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical, and manufacturing data, to demonstrate to the FDA's satisfaction the safety and effectiveness of the device. A PMA application must also include, among other things: a complete description of the device and its components; a detailed description of the methods, facilities and controls used to manufacture the device; and proposed labeling. Approval of FDA review of an initial PMA application may require several years to complete.

Clinical Trials

Clinical trials are almost always required to support the FDA's approval of a premarket approval application and are sometimes required for 510(k) clearances. If a device presents a "significant risk," as defined by the FDA, to human health, the device sponsor may need to file an investigational device exemption ("IDE") application with the FDA and obtain an IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a "non-significant risk" device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the appropriate institutional review boards ("IRB"). Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements.

Similarly, in Europe a clinical study must be approved by the local ethics committee and in some cases, including studies of high-risk devices, by the ministry of health in the applicable country. In the EU, physico-chemical tests carried out on the medical device may be necessary in order to obtain the CE mark. These tests must be performed by accredited laboratories for Class II b and III medical devices. The reports and tests are required to be filed in a technical file submitted to the notified body for validation of and obtaining the CE mark. Regulation 2017/745 (the "MDR") applicable as of May 2021 in the EU will significantly strengthen the requirements for clinical evaluation (EC). The clinical evaluation for Class II b and Class III medical devices will be based on a critical evaluation of relevant scientific publications, the results of all available clinical investigations as well as the consideration of other medical devices with the same purpose. Regulation 2017/745 notably requires the manufacturer to carry out a post-marketing safety monitoring plan, which includes post-marketing clinical follow-ups (SCAC) in order to update information about the devices marketed throughout its life cycle, and notably any adverse effects.

Post-market Regulation

Any devices that are manufactured or distributed pursuant to clearance or approval by the FDA are subject to pervasive and continuing regulation by the FDA and certain state agencies. After a device is placed on the market, numerous regulatory requirements continue to apply. These include establishment registration and device listing with the FDA, QSR requirements, labeling and marketing regulations, clearance or approval of product modifications, medical device reporting regulations, correction, removal and recall reporting regulations, Unique Device Identifiers compliance, the FDA's recall authority, and post-market surveillance activities and regulations.

We may be subject to similar foreign laws that may include applicable post-marketing requirements such as safety surveillance. Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. A failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of products. The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions. For additional information on these potential actions and other governmental regulation risks, see Part I, Item 1A "*Risk Factors—Risks Related to Government Regulation*" included elsewhere in this report.

Fraud and Abuse Regulations

Federal and state governmental agencies subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. These laws constrain the sales, marketing and other promotional activities of medical device manufacturers by limiting the kinds of financial arrangements they may have with physicians and other potential purchasers of their products. Violations may result in substantial civil penalties, including treble damages, and criminal penalties, including imprisonment, fines and exclusion from participation in federal health care programs. The Federal False Claims Act also contains "whistleblower" or "qui tam" provisions that allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the government.

Venus Concept's products, and treatment using our products, are not reimbursable by Medicare, Medicaid or other federal health care programs, or by commercial insurance. As a result, many federal and state fraud and abuse statutes do not apply to Venus Concept.

Compliance with applicable United States and foreign laws and regulations, such as import and export requirements, anti-corruption laws such as the *Foreign Corrupt Practices Act* and similar worldwide anti-bribery laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy and data security requirements, environmental laws, labor laws and anti-competition regulations, increases the costs of doing business in foreign jurisdictions. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country.

Many foreign countries have similar laws relating to healthcare fraud and abuse. Foreign laws and regulations may vary greatly from country to country. Violations of these laws, or allegations of such violations, could result in fines, penalties, or prosecution and have a negative impact on our business, results of operations and reputation.

There has been a recent trend of increased foreign, federal, and state regulation of payments and transfers of value provided to healthcare professionals, such as physicians, and entities. However, certain foreign countries and the U.S. states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities. Violations of these laws, or allegations of such violations, could result in fines, penalties, or prosecution and have a negative impact on our business, results of operations and reputation.

Foreign Government Regulation

The regulatory review process for medical devices varies from country to country, and many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties, and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject a company to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, criminal prosecution, or other consequences.

European Economic Area

In the European Economic Area ("EEA"), our devices are required to comply with the Essential Requirements set forth in Annex I to the Council Directive 93/42/EEC concerning medical devices, commonly referred to as the Medical Devices Directive. Compliance with the Medical Devices Directive entitles a manufacturer to affix the CE mark to its medical devices, without which they cannot be commercialized in the EEA. To demonstrate compliance with the Essential Requirements and to obtain the right to affix the CE mark to medical devices, they must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements, a conformity assessment procedure requires the intervention of a notified body, which is an organization designated by the competent authorities of an EEA country to conduct conformity assessments. The notified body typically audits and examines products' Technical File and the quality system for the manufacture, design and final inspection of our devices before issuing a CE Certificate of Conformity demonstrating compliance with the relevant Essential Requirements. Following the issuance of this a CE Certificate of Conformity, Venus Concept can draw up an EC Declaration of Conformity and affix the CE mark to the products covered by this CE Certificate of Conformity and the EC Declaration of Conformity. We have successfully completed several notified body audits since our original certification in December 2009. Following these audits, our notified body issued ISO 13485:2016 Certificate and CE Certificates of Conformity allowing it to draw up an EC Declaration of Conformity and affix the CE mark to certain of our devices since 2019 MDSAP Certificate.

After the product has been CE marked and placed on the market in the EEA, a manufacturer must comply with a number of regulatory requirements relating to:

- registration of medical devices in individual EEA countries;

- pricing and reimbursement of medical devices;

- establishment of post-marketing surveillance and adverse event reporting procedures;

- field safety corrective actions, including product recalls and withdrawals; and

- interactions with physicians.

In 2017, the European Parliament passed the Medical Devices Regulation, which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member States, the regulations would be directly applicable, i.e., without the need for adoption of the EEA member State laws implementing them, in all the EEA member States and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and in vitro diagnostic devices and ensure a high level of safety and health while supporting innovation.

The Medical Devices Regulation is now effective. The new regulations will, among other things:

- strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

- establish explicit provisions on manufacturers' responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

- improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

- set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

- strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

To the extent that our products have already been certified under the existing regulatory framework, the MDR allows us to market them provided that the requirements of the transitional provisions are fulfilled. In particular, the certificate in question must still be valid. Under article 120(2) MDR, certificates issued by notified bodies before May 25, 2017 will remain valid until their indicated expiry dates. By contrast, certificates issued after May 25, 2017 will be void at the latest by May 27, 2024. Accordingly, before that date, we will need to obtain new CE Certificates of Conformity. Furthermore, the regulation introduces UDI, i.e. a bar code that must be placed on the label of the device or on its packaging, and manufacturers will be obligated to file adverse effects reports via the Eudamed platform in case there is an increase in the frequency or severity of incidents related to the medical device.

Environmental Regulation

We are subject to numerous foreign, federal, state, and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and environmental protection, including those governing the generation, storage, handling, use, transportation and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. Although the costs to comply with applicable environmental laws and regulations have not been material, we cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

Data Privacy and Data Security

We are subject to diverse laws and regulations relating to data privacy and data security, both in the United States and internationally. New global privacy rules are continually being enacted and existing ones are being updated and strengthened. Failure to comply with any privacy or data security laws or regulations or any security incident or breach involving the misappropriation, loss or other unauthorized access, use or disclosure of sensitive or confidential patient or consumer information, whether by us, one of our business associates or another third-party, could have a material adverse effect on our business, reputation, financial condition and results of operations, including but not limited to: material fines and penalties; damages; litigation; consent orders; and injunctive relief. For additional information on the risks we face with regard to data privacy and security, please see Part I, Item 1A "*Risk Factors*" included elsewhere in this report.

Because the laws and regulations continue to expand, differ from jurisdiction to jurisdiction, and are subject to evolving (and at times inconsistent) governmental interpretation, compliance with these laws and regulations may require significant additional cost expenditures or changes in products or business that increase competition or reduce revenue. Noncompliance could result in the imposition of fines, penalties, orders to stop noncompliant activities, or orders to stop doing business in a jurisdiction.

We are also subject to evolving international laws on data transfer, data localization and electronic marketing. The rules on data transfer will apply when we transfer personal data to group companies or third parties outside of certain geographies. For example, there is currently litigation challenging companies' data transfers using the EEA's standard contractual clauses and use of third-party cookies. It is uncertain whether such transfers will be invalidated by the European courts. These changes may require us to find alternative bases for the compliant transfer of personal data from the EEA to the United States to change vendors, or to arrange for local storage of personal data and we are monitoring developments in this area.

Employees

As of December 31, 2022, we had a total of 384 full-time employees. Of the total number of employees, 139 were based in the United States, 76 based in Canada, 64 based in Israel, and 105 in the rest of the world. Of the total number of full-time employees as of December 31, 2022, approximately 98 were direct sales representatives and sales management. As of December 31, 2021, approximately 120 full-time employees were direct sales representatives and sales management.

Corporate Information

We were founded on November 22, 2002 as a Delaware corporation. Our principal executive offices are located at 235 Yorkland Blvd., Suite 900, Toronto, Ontario M2J 4Y8, Canada and our telephone number is (877) 848-8430. You may find on our website at https://www.venusconcept.com/en-us/ electronic copies of the Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Such filings are placed on our website as soon as reasonably practicable after they are filed with the SEC. Our most recent charter for our audit, compensation, and nominating and corporate governance committees and our Code of Business Conduct and Ethics and our Anti-Corruption Policy are available on our website as well. Any waiver of our Code of Business Conduct and Ethics may be made only by the Board of Directors of the Company (the "Board"). Any waiver of our Code of Business Conduct and Ethics for any of our directors or executive officers must be disclosed on a Current Report on Form 8-K within four business days, or such shorter period as may be required under applicable regulation. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider information on our website to be part of this Annual Report. We have included our website address as an inactive textual reference only.

Available Information

We file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other information with the SEC. Our filings with the SEC are available free of charge on the SEC's website at www.sec.gov and on our website under the "Investor Relations" tab as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A. Risk Factors.

Our operations and financial results are subject to various risks and uncertainties, including those described below, any of which could adversely affect our business, results of operations, financial condition and prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business operations. You should carefully consider the risks described below and the other information in this Annual Report, including our audited consolidated financial statements and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risks Related to Our Business

We offer credit terms to some qualified customers and distributors. In the event that a customer or distributor defaults on the amounts payable to us, our financial results may be adversely affected.

For the year ended December 31, 2022 and 2021, approximately 42% and 51% of our system revenues were derived from our subscription-based model. Under our subscription model, we collect an up-front fee, combined with a monthly payment schedule typically over a period of 36 months, with approximately 40% to 45% of total contract payments collected in the first year. For accounting purposes, these arrangements are considered to be sales-type finance leases, where the present value of all cash flows to be received under the subscription agreement is recognized as revenue upon shipment of the system to the customer. We cannot provide any assurance that the financial position of customers purchasing products and services under a subscription agreement will not change adversely before we receive all the monthly installment payments due under the contract. In the event that there is a default by any of the customers to whom we have sold systems under the subscription-based model, we may recognize bad debt expenses in our general and administrative expenses. If the extent of such defaults is material, it could negatively affect our results of operations and operating cash flows.

In addition to our subscription-based model, we generally offer credit terms of 30 to 90 days to qualified customers and distributors. In the event that there is a default by any of the customers or distributors to whom we have provided credit terms, we may recognize bad debt expenses in our general and administrative expenses. If the extent of such defaults is material, it could negatively affect our future results of operations and cash flows.

We may also be adversely affected by bankruptcies or other business failures of our customers, distributors, and potential customers. A significant delay in the collection of accounts receivable or a reduction of accounts receivables collected may impact our liquidity or result in bad debt expenses.

We have initiated and intend to initiate several restructuring programs to improve our operating performance and achieve cost savings, but we may not be able to implement and/or administer these programs in the manner contemplated and these restructuring programs may not produce the desired results.

On February 7, 2023, the Company announced its restructuring plan, including workforce reductions, management changes and the discontinuation of operations in unprofitable markets. Although we expect these initiatives to help us achieve operational improvements and cost savings, we may not be able to implement these initiatives in the manner contemplated or achieve the desired results. Additionally, the implementation of restructuring programs may result in additional costs, some of which could be material. Failure to successfully implement our restructuring initiatives may negatively affect our financial performance.

Our recurring losses from operations and negative cash flows raise substantial doubt about our ability to continue as a going concern.

The accompanying audited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future, and, as such, the audited consolidated financial statements do *not* include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has had recurring net operating losses and negative cash flows from operations. As of December 31, 2022 and December 31, 2021, the Company had an accumulated deficit of $224,105 and $180,405, respectively, though, the Company was in compliance with all required covenants as of December 31, 2022, and December 31, 2021. The Company's recurring losses from operations and negative cash flows raise substantial doubt about the Company's ability to continue as a going concern within 12 months from the date that the audited consolidated financial statements are issued. As of December 31, 2022, management believes the impact of COVID-19 on our business has largely subsided, but we continue to closely monitor all COVID-19 developments including its impact on our customers, employees, suppliers, vendors, business partners, and distribution channels. In addition, the global economy, including the financial and credit markets, has recently experienced extreme volatility and disruptions, including increasing inflation rates, rising interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. All these factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be predicted, and the Company cannot assure that it will remain in compliance with the financial covenants contained within its credit facilities.

In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures with cash on hand, borrowings, and issuance of capital stock. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur substantial operating losses and net cash outflows from operating activities.

Unfavorable macroeconomic conditions may adversely impact our business and we may need additional capital to fund its future operations.

Given the economic uncertainty in the global markets, the Company cannot anticipate the extent to which the current economic turmoil and financial market conditions will continue to adversely impact the Company's business and the Company may need additional capital to fund its future operations and to access the capital markets sooner than planned. There can be no assurance that the Company will be successful in raising additional capital or that such capital, if available, will be on terms that are acceptable to the Company. If the Company is unable to raise sufficient additional capital, it may be compelled to reduce the scope of its operations and planned capital expenditures or sell certain assets, including intellectual property assets. These audited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from the uncertainty. Such adjustments could be material.

Global supply chain disruption and inflation may have a material adverse effect on the Company's business, financial condition and results of operations.

Global supply chain disruption and inflation may have a material adverse effect on the Company's business, financial condition and results of operations. The Company maintains manufacturing operations at its facilities in San Jose, California and Yokneam, Israel. We depend on third-party suppliers and manufacturers to produce components and provide raw materials used to manufacture our products. The disruptions to the global economy in 2021 and 2022 impeded global supply chains and resulted in longer lead times and increased component costs and freight expenses. As a result, our suppliers or manufacturers may not have the materials, capacity, or capability to timely manufacture our products and alternative suppliers or manufacturers may not be readily available or cost efficient, which would negatively affect our results of operations. Despite the actions the Company has undertaken to minimize the impacts from disruptions to the global economy, there can be no assurances that unforeseen future events in the global supply chain, and inflationary pressures, will not have a material adverse effect on its business, financial condition, and results of operations.

Our loan and security agreements contain restrictions that may limit our flexibility to effectively operate our business.

CNB Loan Agreement

We have a revolving credit facility with City National Bank of Florida ("CNB") pursuant to a loan agreement (the "CNB Loan Agreement") which, among other things, contains various covenants that limit our ability to engage in specified types of transactions and requires us to maintain either a minimum cash balance in deposit accounts or a maximum total liability to tangible net worth ratio and a minimum debt service coverage ratio. An event of default under the CNB Loan Agreement would cause a default under the Notes and the MSLP Loan Agreement each as described below, provided that a waiver of each default by CNB will also result in the termination of the corresponding default in the Notes. Upon the occurrence, and during the continuance of, an event of default under the CNB Loan Agreement, if we are unable to repay all outstanding amounts, CNB may foreclose on the collateral granted to it to collateralize the indebtedness, which would significantly affect our ability to operate our business. In addition, the CNB Loan Agreement is secured by substantially all of our assets and the assets of certain of our subsidiaries.

For additional details of the CNB Loan Agreement, the related agreements and the covenants to which we are subject, see *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 12 *"Credit Facility"* to the consolidated financial statements included elsewhere in this report.

Main Street Priority Lending Program Term Loan

On December 8, 2020, Venus Concept USA Inc. ("Venus USA"), a wholly-owned subsidiary of the Company, executed a loan and security agreement (the "MSLP Loan Agreement"), a promissory note (the "MSLP Note"), and related documents for a loan in the aggregate amount of $50.0 million for which CNB will serve as lender pursuant to the Main Street Priority Loan Facility as established by the Board of Governors of the Federal Reserve System Section 13(3) of the Federal Reserve Act (the "MSLP Loan"). Venus USA's obligations under the MSLP Loan will be secured pursuant to a guaranty of payment and performance dated as of December 8, 2020 (the "Guaranty Agreement"), by and between the Company and CNB. On December 9, 2020, the MSLP Loan was funded and the transaction closed. For additional details of the MSLP Loan Agreement, see Note 10 "*Main Street Term Loan*" to our consolidated financial statements included elsewhere in this report.

The MSLP Note provides for customary events of default, including, among others, those relating to a failure to make payment, bankruptcy, breaches of representations and covenants, and the occurrence of certain events. In addition, the MSLP Loan Agreement and MSLP Note contain various covenants that limit our ability to engage in specified types of transactions. Subject to limited exceptions, these covenants limit our ability, without CNB's consent, to, among other things, sell, lease, transfer, exclusively license or dispose of our assets, incur, create or permit to exist additional indebtedness, or liens, to make dividends and other restricted payments, and to make certain changes to our ownership structure.

Madryn Credit Agreement and Exchange Agreement

On October 11, 2016, Venus Ltd. entered into a credit agreement as a guarantor with Madryn Health Partners, LP, as administrative agent, and certain of its affiliates as lenders (collectively, "Madryn"), as amended (the "Madryn Credit Agreement"), pursuant to which Madryn agreed to make certain loans to certain of Venus Concept's subsidiaries.

Contemporaneously with the MSLP Loan Agreement, the Company, Venus USA, Venus Concept Canada Corp. ("Venus Canada"), Venus Ltd., and the Madryn Noteholders (as defined below), entered into a Securities Exchange Agreement (the "Exchange Agreement") dated as of December 8, 2020, pursuant to which the Company (i) repaid on December 9, 2020, $42.5 million aggregate principal amount owed under the Madryn Credit Agreement, and (ii) issued, on December 9, 2020, to Madryn Health Partners (Cayman Master), LP and Madryn Health Partners, LP (the "Madryn Noteholders") secured subordinated convertible notes in the aggregate principal amount of $26.7 million (the "Notes"). The Madryn Credit Agreement was terminated effective December 9, 2020 upon the funding and closing of the MSLP Loan and the issuance of the Notes.

In connection with the Exchange Agreement, we also entered into a Guaranty and Security Agreement dated as of December 9, 2020 (the "Madryn Security Agreement"), pursuant to which we agreed to grant Madryn a security interest in substantially all of our assets to secure the obligations under the Notes. The Madryn Security Agreement contains various covenants that limit our ability to engage in specified types of transactions. Subject to limited exceptions, these covenants limit our ability, without the Madryn Noteholders' consent, to, among other things, incur, create or permit to exist additional indebtedness, or liens, and to make certain changes to our ownership structure. The Madryn Security Agreement also contains a covenant which requires that if we or any of our subsidiaries that has guaranteed the Notes consummates a disposition of material assets the result of which is that less than 50% of the consolidated net tangible assets of such entities secure the Notes then, within 90 days thereafter, we and our subsidiaries party to the Madryn Security Agreement must provide certain additional collateral so that more than 50% of the consolidated net tangible assets of the Company and its subsidiaries which have guaranteed the Notes will be collateral securing the Notes.

If an Event of Default occurs, then, the Madryn Noteholders may, subject to certain terms, (i) declare the outstanding principal amount of Notes, all accrued and unpaid interest and all other amounts owing under the Notes and other transaction documents entered into in connection therewith to be immediately become due and payable without any further action or notice by any person (ii) foreclose on the collateral granted to it to collateralize the indebtedness and (ii) exercise all rights and remedies available to it under the Notes, the Madryn Security Agreement and any other document entered into in connection with the foregoing, which would significantly affect our ability to operate our business.

For additional information regarding the Madryn Credit Agreement, the Exchange Agreement, the Notes and related agreements, see Note 11 *"Madryn Long-Term Debt and Convertible Notes"* to our consolidated financial statements included elsewhere in this report.

We will require additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization and other operations or efforts.

Since our inception, we have invested a significant portion of our efforts and financial resources in research and development and sales and marketing activities. Research and development, clinical trials, product engineering, ongoing product upgrades and other enhancements and seeking regulatory clearances and approvals to market future products will require substantial funds to complete. As of December 31, 2022, we had capital resources consisting of cash and cash equivalents of approximately $11.6 million. Further, in order to grow our business and increase revenues, we will need to introduce and commercialize new products, maintain an effective sales and marketing force, and implement new software systems. We believe that we will continue to expend substantial resources for the foreseeable future in connection with the ongoing commercializing of our systems, supporting our sales and marketing efforts, and continuing research and development and product enhancements activities. We will have to continue to increase our revenues while effectively managing our expenses in order to achieve profitability and to sustain it. Our operating expenses may fluctuate significantly in the future because of a variety of factors, many of which are outside of our control. Our failure to control expenses could make it difficult to achieve profitability or to sustain profitability in the future.

Our budgeted expense levels are based in part on our expectations concerning future revenue from systems sales, product sales and servicing and procedure-based fees. We may be unable to reduce our expenditures in a timely manner to compensate for any unexpected shortfalls in revenue. Accordingly, a significant shortfall in market acceptance or demand for our systems and procedures could have a material adverse impact on our business and financial condition.

While we believe that the net proceeds from our recent and announced financing activities, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months, we may need to raise additional capital through public or private equity or debt financings or other sources, such as strategic collaborations sooner than expected or otherwise implement additional cost-saving initiatives. Any such financing may result in dilution to stockholders, the issuance of securities that may have rights, preferences, or privileges senior to those of holders of our common stock, the imposition of more burdensome debt covenants and repayment obligations, the licensing of rights to our technology or other restrictions that may affect our business. In addition, we may seek additional capital if favorable market conditions exist or given other strategic considerations even if we believe we have sufficient capital to fund our current or future operating plans.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

- delay or curtail our efforts to develop system product enhancements or new products, including any clinical trials that may be required to market such enhancements;

- delay or curtail our plans to increase and expand our sales and marketing efforts; or

- delay or curtail our plans to enhance our customer support and marketing activities.

We are restricted by covenants in the MSLP Loan, the Amended CNB Loan Agreement, the PPP Loans, the Madryn Security Agreement and other government assistance programs. These covenants restrict, among other things, our ability to incur additional indebtedness, which may limit our ability to obtain additional debt financing.

Because we incur a substantial portion of our expenses in currencies other than the U.S. dollar, our financial condition and results of operations may be adversely affected by currency fluctuations and inflation.

In the years ended December 31, 2022 and 2021, 62% and 58%, respectively, of our global revenues were denominated in U.S. dollars and our reporting currency was the U.S. dollar. We pay a meaningful portion of our expenses in New Israeli Shekels ("NIS"), Canadian Dollars ("CAD"), and other foreign currencies. Expenses in NIS and CAD accounted for 27% and 15%, respectively, of our expenses for the year ended December 31, 2022, and 28% and 17%, respectively, of our expenses for the year ended December 31, 2021. Salaries paid to our employees, general and administrative expenses and general sales and related expenses are paid in many different currencies. As a result, we are exposed to the currency fluctuation risks relating to the denomination of its future revenues in U.S. dollars. More specifically, if the U.S. dollar devalues against the CAD or the NIS, our CAD and NIS denominated expenses will be greater than anticipated when reported in U.S. dollars. Inflation in Israel compounds the adverse impact of such devaluation by further increasing the amount of our Israeli expenses. Israeli inflation may also in the future outweigh the positive effect of any appreciation of the U.S. dollar relative to the CAD and the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. We generally do not engage in currency hedging to protect the Company from fluctuations in the exchange rates of the CAD, NIS, and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), and we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the U.S. dollar or any other currency against the NIS or CAD.

Downturns in the economy or economic uncertainty may reduce patient and customer demand for our systems and services, which could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. Furthermore, the aesthetic industry in which we operate is particularly vulnerable to unfavorable economic trends. Treatments using our systems involve elective procedures, the cost of which must be borne by patients, and is not reimbursable through government or private health insurance. Economic uncertainty may reduce patient demand for the procedures performed using our systems; if there is not sufficient patient demand for the procedures for which our systems are used, practitioner demand for these systems could drop, negatively impacting operating results. The decision to undergo a procedure using our systems is driven by consumer demand. In times of economic uncertainty or recession, individuals generally reduce the amount of money that they spend on discretionary items, including aesthetic procedures. If our customers' patients face economic hardships, our business would be negatively impacted, and our financial performance would be materially harmed in the event that any of the above factors discourage patients from seeking the procedures for which our systems are used. A weak or declining economy could also strain our manufacturers or suppliers, possibly resulting in supply disruption, or cause our customers to delay or stop making payments for our systems or services. The impact of economic uncertainty on our industry may vary from region to region.

It is difficult to forecast our future performance and our financial results may fluctuate unpredictably.

The rapid evolution of the markets for medical technologies and aesthetic products makes it difficult for us to predict our future performance. Several factors, many of which are outside of our control, may contribute to fluctuations in our financial results, such as:

- variations in market demand for our systems and services from quarter to quarter;

- the inability of our customers to obtain the necessary financing or access capital;

- performance of new functionalities and system updates;

- performance of third-party distributors, manufacturers or suppliers;

- positive or negative media coverage of our systems, positive or negative patient experiences, the procedures or products of our competitors, or our industry generally;

- our ability to maintain our current, or obtain further, regulatory clearances, approvals or CE Certificates of Conformity;

- seasonal or other variations in patient demand for aesthetic procedures; and

- introduction of new medical aesthetic procedures or products and services that compete with our products and services.

Our success depends upon patient satisfaction with our procedures. If there is not sufficient patient demand for our procedures, our financial results and future prospects will be negatively impacted.

Our procedures are elective aesthetic procedures, the cost of which must be borne by the patient and is not covered by or reimbursable through government or private health insurance. In order to generate repeat and referral business, patients must be satisfied with the effectiveness of the procedures conducted using our systems. The decision to undergo one of our procedures is thus driven by patient demand, which may be influenced by a number of factors, such as the success of our sales and marketing programs, the extent to which our physician customers recommend our procedures to their patients, the extent to which our procedures satisfy patient expectations, the cost, safety, and effectiveness of our systems versus other aesthetic treatments, and general consumer confidence, which may be impacted by economic and political conditions outside of our control. Our financial performance will be negatively impacted in the event we cannot generate significant patient demand for procedures performed with our systems.

We compete against companies that offer alternative solutions to our systems, or have greater resources, a larger installed base of customers and broader product offerings than we have. If we are not able to effectively compete with these companies and alternative solutions, our business may not continue to grow.

The medical technology and aesthetic product markets are highly competitive and dynamic and are characterized by rapid and substantial technological development and product innovation. Demand for our systems is impacted by the products and procedures offered by our competitors. Certain of our systems also compete against conventional non-energy-based treatments, such as Botox and collagen injections, chemical peels, and microdermabrasion. In the United States, we compete against companies that have developed minimally invasive and non-invasive medical aesthetic procedures. Outside of the United States, likely due to less stringent regulatory requirements, there are more aesthetic products and procedures available in international markets than are cleared for use in the United States. Sometimes, there are also fewer limitations on the claims our competitors in international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, we may face a greater number of competitors in markets outside of the United States.

We also compete generally with medical technology and aesthetic companies, including those offering products and products unrelated to skin treatment. Aesthetic industry consolidations have created combined entities with greater financial resources, deeper sales channels, and greater pricing flexibility than ours. Rumored or actual consolidation of our competitors could cause uncertainty and disruption to our business. In the surgical hair restoration market, we consider our direct competition to be FUT Strip Surgeries and Manual FUE procedures. Many of our surgical device and equipment competitors have greater capital resources, sales and marketing operations and service infrastructures than we do, as well as longer commercial histories and more extensive relationships with physicians. Our indirect competition in the hair restoration market also includes non-surgical treatments for hair loss, such as prescription therapeutics, including Propecia, and non-prescription remedies, such as wigs, hair pieces and spray-on applications. Some of these companies have greater resources than we do, a broad range of product offerings, large direct sales forces, and long-term customer relationships with the physicians we target, which could make our market penetration efforts more difficult. Competition in the medical technology and aesthetic hair restoration markets could result in price-cutting, reduced profit margins, and limited market share, any of which would harm our business, financial condition, and results of operations.

Surgical alternatives to the ARTAS System may be able to compete more effectively than the ARTAS procedure in established practices with trained staff and workflows built around performing these surgical alternatives. Practices experienced in offering FUT Strip Surgery or Manual FUE using hand-held devices may be reluctant to incorporate or convert their practices to offer ARTAS procedures due to the effort involved to make such changes. These alternative options may be able to provide satisfactory results for male hair loss, generally at a lower cost to the patient than the ARTAS System. As a result, if patients choose these competitive alternatives, our results of operation could be adversely affected.

We may not be able to establish or strengthen our brand.

We believe that establishing and strengthening our brand is critical to achieving widespread acceptance of our systems, particularly because of the highly competitive nature of the market for aesthetic treatments and procedures. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide physicians with reliable systems and services. Given the established nature of our competitors, it is likely that our future marketing efforts will require us to incur significant expenses. These brand promotion activities may not yield increased sales and, even if they do, any sales increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, systems may not achieve adequate acceptance by physicians, which would adversely affect our business, results of operations and financial condition. Further, negative posts or comments about us or any of our brands on any social networking website could seriously damage our reputation.

The aesthetic equipment market is characterized by rapid innovation. Our inability to develop and/or acquire new products and services, obtain regulatory clearance and maintain regulatory compliance, market new products successfully, and identify new markets for our technology may cause us to fail to compete effectively.

The aesthetic energy-based treatment equipment and hair restoration markets are subject to continuous technological development and product innovation. If we do not continue to innovate and develop new products, services and applications, our competitive position will likely deteriorate as other companies successfully design and commercialize new products, applications and services or enhancements to current products. To continue to grow in the future, we must continue to develop and/or acquire new and innovative aesthetic and medical products, services and applications, identify new markets, and successfully launch any newly developed or acquired product offerings.

To successfully expand our product and service offerings, we must, among other things, develop or otherwise acquire new products that either add to, or significantly improve, our current product offerings, obtain regulatory clearance for and adhere to regulatory requirements relating to the commercialization of new products, sell our product offerings to a broad customer base, identify new markets and alternative applications for our technology, and protect existing and future products with defensible intellectual property.

Historically, product introductions have been a significant component of our financial performance. To be successful in the medical aesthetics industry, we believe we need to continue to innovate. Our business strategy is based, in part, on our expectation that we will continue to increase or enhance our product offerings. We need to continue to devote substantial research and development resources to introduce new products, which can be costly and time-consuming to our organization.

We also believe that, to increase revenue from sales of new products, we need to continue to develop our clinical support, further expand and nurture relationships with industry thought leaders, and increase market awareness of the benefits of our new products. However, even with a significant investment in research and development, we may be unable to continue to develop, acquire or effectively launch and market new products and technologies regularly, or at all. If we fail to successfully innovate and commercialize new products or enhancements, our business may be harmed.

We depend on third-party distributors to market and sell our systems in certain markets.

In addition to our direct sales and marketing forces, we currently depend on third-party distributors to sell, market, and service our systems in certain markets outside of North America and to train our customers in these markets. For the years ended December 31, 2022 and 2021, we generated 10% and 9%, respectively, of our systems revenues from sales made through third-party distributors. Our agreements with third-party distributors set forth minimum quarterly purchase commitments required for each distributor and provide the distributor the right to distribute our systems within a designated territory. If we continue to expand into new markets outside of North America, we will need to engage additional third-party distributors which exposes us to a number of risks, including:

- the lack of day-to-day control over the activities of third-party distributors;

- third-party distributors may not commit the necessary resources to market, sell, train, support and service our systems to the level of our expectations;

- third-party distributors may emphasize the sale of third-party products over our products;

- third-party distributors may not be as selective as we would be in choosing customers to purchase our systems or as effective in training those customers in marketing and patient selection;

- third-party distributors may violate applicable laws and regulations, which may limit our ability to sell products in certain markets; and

- disagreements with our distributors that could require or result in costly and time-consuming litigation or arbitration, which we could be required to conduct in jurisdictions in which we are not familiar with the governing law.

Economic and other risks associated with international sales and operations could adversely affect our business.

Sales in markets outside of the United States accounted for approximately 48% of our revenue for the year ended December 31, 2022 and 51% of our revenue for the year ended December 31, 2021. In addition, the majority of our research and development activities and the manufacture of our systems are located outside of the United States. As a result of our international business, we are subject to a number of risks, including:

- difficulties in staffing and managing our international operations;

- increased competition as a result of more products and procedures receiving regulatory approval or otherwise free to market in international markets;

- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

- reduced or varied protection for intellectual property rights in some countries;

- import and export restrictions, trade regulations, and non-U.S. tax laws;

- fluctuations in currency exchange rates;

- foreign certification and regulatory clearance or approval requirements;

- customs clearance and shipping delays;

- political, social, and economic instability abroad, terrorist attacks, and security concerns in general and uncertainties related to the coronavirus;

- preference for locally manufactured products;

- potentially adverse tax consequences, including the complexities of foreign value-added tax systems, tax inefficiencies related to our corporate structure, and restrictions on the repatriation of earnings;

- the burdens of complying with a wide variety of foreign laws and different legal standards; and

- increased financial accounting and reporting burdens and complexities.

If one or more of these risks were realized, it could require us to dedicate significant financial and managerial resources, and our results of operations and financial condition could be adversely affected.

We rely on a limited number of third-party contract manufacturers for the production of our systems and only have contracts with certain suppliers for the components used in our systems. The failure of these third parties to perform could adversely affect our ability to meet demand for our systems in a timely and cost-effective manner.

We rely on third-party contract manufacturers in Karmiel, Israel, Mazet, France, Weston, Florida and San Jose, California for the manufacture of the majority of our systems. Other than with respect to the ARTAS iX System and diode stacks for certain of our devices, the majority of the components used in our systems are available off the shelf and we do not rely on any single supplier, and as a result we do not have any long-term supply agreements for these components. Our reliance on third-party contract manufacturers and suppliers involves a number of risks, including, among other things:

- contract manufacturers or suppliers may fail to comply with regulatory requirements or make errors in manufacturing that could negatively affect the efficacy or safety of our systems or cause delays in shipments of our systems;

- we or our contract manufacturers or suppliers may not be able to respond to unanticipated changes in customer orders, and if orders do not match forecasts, we or our contract manufactures may have excess or inadequate inventory of materials and components;

- we or our contract manufacturers and suppliers may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

- we or our contract manufacturers and suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems;

- we may experience delays in delivery by our contract manufacturers and suppliers due to changes in demand from us or their other customers;

- fluctuations in demand for systems that our contract manufacturers and suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;

- our suppliers or those of our contract manufacturers may wish to discontinue supplying components or services to us for risk management reasons;

- we may not be able to find new or alternative components or reconfigure our system and manufacturing processes in a timely manner if the necessary components become unavailable; and

- our contract manufacturers and suppliers may encounter financial hardships unrelated to our demand, which could inhibit their ability to fulfill its orders and meet our requirements.

If any of these risks materialize, they could significantly increase our costs and effect our ability to meet demand for our systems. If we are unable to satisfy commercial demand for our systems in a timely manner, our ability to generate revenue would be impaired, market acceptance of our systems and our reputation could be adversely affected, and customers may instead purchase or use our competitors' products. In addition, we could be forced to secure new or alternative contract manufacturers or suppliers. Securing a replacement contract manufacturer or supplier could be difficult. The introduction of new or alternative manufacturers or suppliers also may require design changes to our medical device products that are subject to the FDA and other regulatory clearances or approvals, or a new or revised CE Certificate of Conformity. We may also be required to assess the new manufacturer's compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our systems in a timely manner. As a result, we could incur increased production costs, experience delays in deliveries of our systems, suffer damage to our reputation, and experience an adverse effect on our business and financial results.

Both our manufacturing of certain of our systems and NPI's manufacturing of the ARTAS procedure kits are dependent upon third-party suppliers and, in some cases, sole suppliers, for the majority of our components, subassemblies and materials, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

We and NPI, as the case may be, rely on several sole source suppliers for certain components of the ARTAS System, reusable procedure kits, disposable procedure kits and spare procedure kits. We also rely on other suppliers for some of the components used to manufacture our other devices. These suppliers may be unwilling or unable to supply components of these systems to us or NPI reliably and at the levels we anticipate or require to meet demand for our products. For us to be successful, our suppliers must be able to provide products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these components, and if we cannot then obtain an acceptable substitute. We source a number of components used in the manufacture of our systems from China and given the lingering effects on global supply chain caused by the COVID-19 pandemic, access to our existing supply chain may be become impaired, which could result in manufacturing delays and inventory shortages. If we are required to transition to new third-party suppliers for certain components of our systems or our ARTAS procedure kits, we believe that there are only a few such suppliers that can supply the necessary components. A supply interruption, price fluctuation or an increase in demand beyond our current suppliers' capabilities could harm our ability to manufacture our systems and NPI's ability to manufacture our ARTAS procedure kits until new sources of supply are identified and qualified. In addition, the use of components or materials furnished by these alternative suppliers could require us to alter our operations.

In addition, our reliance on these suppliers subjects us to a number of risks that could harm our reputation, business, and financial condition, including, among other things, a lack of long-term supply arrangements for key components with our suppliers, difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner, production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications, delay in delivery due to our suppliers prioritizing other customer orders over ours, damage to our reputation caused by defective components produced by our suppliers, and increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers.

Where practicable, we are seeking, or intending to seek, second-source manufacturers for certain of our components. However, we cannot provide assurances that we will be successful in establishing second-source manufacturers or that the second-source manufacturers will be able to satisfy commercial demand for our systems. If any of these risks materialize, costs could significantly increase and our ability to meet demand for our products could be impacted. If we are unable to satisfy commercial demand for our systems in a timely manner, our ability to generate revenue from these systems would be impaired.

Although we actively train our customers on the use of our systems and post-treatment care, misuse by the operator of our systems may result in adverse medical events which may subject us to claims or otherwise harm our reputation and our business.

We and our independent distributors market and sell our systems to physicians and other customers. In the United States and certain international markets, subject to local regulations, physician customers may allow nurse practitioners, technicians and other non-physicians to perform aesthetic procedures using our systems under their direct supervision. Although we and our distributors provide training on the use of our systems as well as the proper post-treatment care, we do not supervise the procedures performed with our systems, nor can we be certain that physicians are directly supervising procedures according to our recommendations. The potential misuse of our systems or failing to adhere to operating guidelines can cause skin damage and underlying tissue damage, which could harm the reputation of our systems and expose us to costly product liability litigation. In addition, patients may not comply with post-treatment guidelines, which could also lead to adverse results and subject us to claims by patients.

Product liability suits could be brought against us for defective design, labeling, material, workmanship, or software or misuse of our systems, and could result in expensive and time-consuming litigation, payment of substantial damages, an increase in our insurance rates and substantial harm to our reputation.

If our systems are defectively designed, manufactured, or labeled, contain defective components or software, or are misused, we may become subject to substantial and costly litigation by our customers or their patients. For example, if a patient is injured or suffers unanticipated adverse events after undergoing a procedure using one of our systems, or if system operating guidelines are found to be inadequate, we may be subject to product liability claims. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, product liability claims may result in:

- decreased demand for our systems, or any future systems or services;

- damage to our reputation;

- withdrawal of clinical trial participants;

- costs to defend the related litigation;

- a diversion of management's time and our resources;

- substantial monetary awards to customers, patients or clinical trial participants;

- regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;

- loss of revenue; and

- the inability to commercialize future products.

We currently have product liability insurance, but any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient funds to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.

Third parties may attempt to reverse engineer or produce counterfeit versions of our systems which may negatively affect our reputation, or harm patients and subject us to product liability claims.

Third parties have sought in the past, and in the future may seek, to reverse engineer or develop counterfeit products that are substantially similar or compatible with our systems and available to practitioners at lower prices than our own.

Any reverse engineered or counterfeit products that purport to be our systems that are currently in the market or that may be introduced in the future may harm our reputation and our sale of products. Moreover, if we commence litigation to stop or prevent any unauthorized use of our technology that occurs from reverse engineering or counterfeiting of our products, or if we have to defend allegations of such unauthorized use of a third party's technology, such litigation would be time-consuming, force us to incur significant costs and divert our attention and the efforts of its management and other employees.

Security breaches and other disruptions could compromise our information and expose us to liability.

In the ordinary course of our business and to the extent necessary, we rely on software to control the ongoing use of our systems, collect, and aggregate diagnostic data, and collect and store sensitive data, including intellectual property and proprietary business information, and certain personally identifiable information of customers, distributors, consultants and employees in our data centers and on our networks. The secure processing, maintenance, and transmission of this information is important to our operations and business strategy. We have established physical, electronic, and policy measures to secure our systems in an attempt to prevent a system breach and the theft of data we collect, and we rely on commercially available systems, software, tools, and monitoring in our effort to provide security for our information technology systems and the digital information we collect, process, transmit and store. Despite our security measures, our information technology systems and related infrastructure, and those of our current and any future collaborators, contractors, and consultants and other third parties on which we rely, may be vulnerable to attacks by computer viruses, malware, hackers, or breaches due to malfeasance, employee or contractor error, telecommunication or electrical failures, terrorism or other created or natural disasters. Despite our cybersecurity measures, it is possible for security vulnerabilities to remain undetected for an extended time period, up to and including several years. While we have experienced, and expect to continue to experience, threats and disruptions to the Company's information technology infrastructure, none of them to date has had a material impact to the Company. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position. Moreover, if a computer security breach affects our systems or results in the unauthorized release of personally identifiable information, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media, or individuals pursuant to various federal and state privacy and security laws, if applicable, and may be subject to financial liability to the extent we are not in compliance with privacy laws to which we are subject at the time of a breach. We could also be exposed to a risk of loss or litigation and potential liability, which could materially adversely affect our business, results of operations and financial condition.

The clinical trial process required to obtain regulatory clearances or approvals is lengthy and expensive with uncertain outcomes and could result in delays in new product introductions.

In order to obtain 510(k) clearance for certain of our systems, we were required to conduct clinical trials, and we expect to conduct clinical trials in support of marketing authorization for future products and product enhancements. Conducting clinical trials is a complex and expensive process, can take many years, and outcomes are inherently uncertain. We may suffer significant setbacks in clinical trials, even after earlier pre-clinical or clinical trials showed promising results, and failure can occur at any time during the clinical trial process. Any of our products may malfunction or may produce undesirable adverse effects that could cause us or regulatory authorities to interrupt, delay or halt clinical trials. We, the FDA, or another regulatory authority may suspend or terminate clinical trials at any time to avoid exposing trial participants to unacceptable health risks.

The data we collect from our pre-clinical studies and clinical trials may not be sufficient to support the FDA clearance or approval, and if we are unable to demonstrate the safety and efficacy of our future products in our clinical trials, we will be unable to obtain regulatory clearance or approval to market our products.

In addition, we may estimate and publicly announce the anticipated timing of the accomplishment of various clinical, regulatory and other product development goals, which are often referred to as milestones. The actual timing of these milestones could vary dramatically compared to our estimates, in some cases for reasons beyond our control. We cannot assure you that we will meet our projected milestones and if we do not meet these milestones as publicly announced, the commercialization of our products may be delayed and, as a result, our stock price may decline.

Delays in the commencement or completion of clinical testing could significantly affect our product development costs. The commencement and completion of clinical trials can be delayed or terminated for a number of reasons, including delays or failures related to:

- the FDA or comparable foreign regulatory authorities disagreeing as to the level of risk, design or implementation of our clinical studies;

- obtaining regulatory approval to commence a clinical trial;

- reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

- manufacturing sufficient quantities of a product for use in clinical trials;

- obtaining institutional review board, or IRB, or ethics committees' approval to conduct a clinical trial at each prospective site;

- recruiting and enrolling patients and maintaining their participation in clinical trials;

- having clinical sites observe trial protocol or continue to participate in a trial;

- addressing any patient safety concerns that arise during the course of a clinical trial;

- addressing any conflicts with new or existing laws or regulations; and

- adding a sufficient number of clinical trial sites.

Patient enrollment in clinical trials and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, patient compliance, competing clinical trials and clinicians' and patients' perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new treatments that may be cleared or approved for the indications we are investigating. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.

We could also encounter delays if the FDA concluded that our financial relationships with our principal investigators resulted in a perceived or actual conflict of interest that may have affected the interpretation of a study, the integrity of the data generated at the applicable clinical trial site or the utility of the clinical trial itself. Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash compensation and/or stock options in connection with such services. If these relationships and any related compensation to or ownership interest by the clinical investigator carrying out the study result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of our marketing application by the FDA. Any such delay or rejection could prevent us from commercializing any of our products in development.

Furthermore, a clinical trial may be suspended or terminated by us, the FDA, the IRB overseeing the clinical trial at issue, the Data Safety Monitoring Board for such trial, any of our clinical trial sites with respect to that site, or other regulatory authorities due to several factors, including:

- failure to conduct the clinical trial in accordance with applicable regulatory requirements or our clinical protocols;

- inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

- inability of a clinical investigator or clinical trial site to continue to participate in the clinical trial;

- unforeseen safety issues, governmental regulation or adverse side effects;

- failure to demonstrate a benefit from using the product; and

- lack of adequate funding to continue the clinical trial.

Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for our products may be harmed and our ability to generate product revenue from these products will be delayed or not realized at all. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may significantly harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of a clinical trial may also ultimately lead to the denial of regulatory approval of the subject product.

Risks related to our ability to manufacture and/or sell our products may be impaired by disruption to our manufacturing, warehousing or distribution capabilities, or to the capabilities of our suppliers, contract manufacturers, logistics service providers or independent distributors.

The Company maintains manufacturing operations at its facilities in San Jose, California and Yokneam, Israel. We rely on third-party suppliers and manufacturers in various countries to produce components and provide raw materials used in the manufacturing of our products. The lingering effects on the global supply chain brought about by the COVID-19 pandemic has resulted in both worldwide shortage of raw materials and goods required for manufacturing of our products. Therefore, our third-party suppliers and manufacturers may not have the materials, capacity, or capability to manufacture our products according to our schedule and specifications and we may need to seek alternate supply and/or manufacturing sources, which may be more expensive. Alternate sources may not be available or may result in delays in shipments to us from our supply chain and subsequently to our customers, each of which would affect our results of operations.

Risks Related to Intellectual Property

If we are unable to obtain, maintain, retain and enforce adequate intellectual property rights covering our products and any future products we develop, others may be able to make, use, or sell products that are substantially the same as ours, which could adversely affect our ability to compete in the market.

Our commercial success is dependent in part on obtaining, maintaining, retaining and enforcing our intellectual property rights, including our patents and the patents we exclusively license. If we are unable to obtain, maintain, retain and enforce sufficiently broad intellectual property protection covering our products and any other products we develop, others may be able to make, use, or sell products that are substantially the same as our products without incurring the sizeable development and licensing costs that we have incurred, which would adversely affect our ability to compete effectively in the market.

We protect our proprietary information and technology through nondisclosure agreements, noncompetition covenants, and other contractual provisions and agreements, as well as through patent, trademark and trade secret laws in the United States and similar laws in other countries. These protections may not be available in all jurisdictions and may be inadequate to prevent our competitors or other third-party manufacturers from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. For example, the laws of certain countries in which our products are manufactured or licensed do not protect our proprietary rights to the same extent as the laws of the United States. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks or applications for any of the foregoing. We have focused patent, trademark, copyright and trade secret protection primarily in the United States and Europe, although we distribute our products globally. As a result, we may not have sufficient protection of our intellectual property in all countries where infringement may occur. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management's attention, and we may not be successful in such action.

We have obtained and maintained our existing patents, sought to diligently prosecute our existing patent applications, and sought to file patent applications and obtain additional patents and other intellectual property rights to restrict the ability of others to market products that compete with our current and future products. As of December 31, 2022, the Company's patent portfolio was comprised of 14 issued U.S. patents, 9 pending U.S. patent applications, 27 issued foreign counterpart patents, and 7 pending foreign counterpart patent applications relating to the (MP)2, fractional RF and Directional Skin Tightening technology (including cellulite treatments), 5 issued foreign patents covering the NeoGraft system and its methods of use, and 90 issued U.S. patents, 1 pending U.S. patent applications, 152 issued foreign counterpart patents, and 8 pending foreign counterpart patent applications relating to the ARTAS System and methods of use. However, patents may not be issued on any pending or future patent applications we file, the claims that issue may provide limited or no coverage of its products and technologies, and, moreover, issued patents owned or licensed to us now or in the future may be found by a court to be invalid or otherwise unenforceable at any time. We may choose to not apply for patent protection or may fail to apply for patent protection on important technologies or product candidates in a timely fashion. In addition, we may be unable to obtain patents necessary to protect our technology or products due to prior uses of or claims to similar processes or systems by third parties, or to blocking intellectual property owned by third parties. Even though we have issued patents, and even if additional patents are issued to us in the future, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to prevent competitors from using similar technology or marketing similar products, or limit the length of time our technologies and products have patent protection. Also, even if our existing and future patents are determined to be valid and enforceable, they may not be drafted or interpreted broadly enough to prevent others from marketing products and services similar to ours, by easily designing products around our patents or otherwise developing competing products or technologies. In addition, the ownership or inventorship of one or more of our patents and patent applications may be challenged by one or more parties in one or more jurisdictions, including in a patent interference or a derivation proceeding in the United States Patent and Trademark Office ("USPTO"), or a similar foreign governmental agency or during the course of a litigation. If a competitor were able to successfully design around our patents, we may not be able to block such competition, and furthermore the competitor's products may be more effective or commercially successful than its products. In addition, our current patents will eventually expire, or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid other adverse effects on our business.

We have a number of foreign patent applications, and while we generally try to pursue patent protection in the jurisdictions in which we do or intend to do significant business, the filing, prosecuting, maintaining and defending patents relating to our current or future products in all countries throughout the world would be prohibitively expensive. Furthermore, the laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as laws in the U.S., and many companies have encountered significant difficulties in obtaining, protecting, and defending such rights in foreign jurisdictions. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to its products in various jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and we may be unable to prevent such competitors from importing those infringing products into territories where we do not have patent protection or into territories where we do have patent protection but there is no prohibition against such importation, or even if such prohibitions exist, the law or related enforcement is not as strong as in the United States. These products may compete with our systems and our patents and our other intellectual property rights may not be effective or sufficient to prevent competitors from competing in those jurisdictions. If we encounter such difficulties or are otherwise precluded from effectively protecting and enforcing our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

Third-party patent applications and patents could significantly reduce the scope of protection of patents owned by or licensed to us and limit our ability to obtain a meaningful scope of patent protection or market and sell our products or develop, market, and sell future products. In the United States, other parties may attack the validity of our patents after they issue, in a court proceeding, or in an ex-parte reexamination proceeding or one or more post-grant procedures that were authorized under the America Invents Act of 2011, that were available commencing on March 16, 2013 such as post-grant review, covered business method review or inter partes review, in front of the Patent Trial and Appeal Board of the USPTO. The costs of these proceedings could be substantial.

At any given time, we may be involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technologies involved, and the uncertainty of litigation significantly increase the risks related to any patent litigation. Any potential intellectual property litigation may (i) force us to withdraw existing products from the market or may be unable to commercialize one or more of our products, (ii) cause us to incur substantial costs, and (iii) could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Finally, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

In addition, we may indemnify our customers, suppliers and international distributors against claims relating to the infringement of the intellectual property rights of third parties relating to our products, methods, and/or manufacturing processes. Third parties may assert infringement claims against our customers, suppliers, or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, suppliers, or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, suppliers, or distributors or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products, or our suppliers may be forced to stop providing us with products.

The legal determinations relating to patent rights afforded to companies in the medical technology and aesthetic product fields can be uncertain and involve complex legal, factual, and scientific questions, sometimes involving important legal principles which remain uncertain or unresolved, and such uncertainty could affect the outcome or intellectual property related legal determinations in which we are involved.

Both the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. In addition, the U.S. Congress is currently considering legislation that would change certain provisions of U.S. federal patent law. We cannot predict future changes which U.S. and foreign courts may make in the interpretation of patent laws or changes to patent laws which might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patent rights, and our ability to obtain patents in the future.

Prosecution of patent applications, post-grant opposition proceedings, and litigation to establish the validity, enforceability, and scope of patents, assert patent infringement claims against others or defend against patent infringement claims by others are expensive and time-consuming. There can be no assurance that, in the event that claims of any of our patents are challenged by one or more third parties, any court or patent authority ruling on such challenge will determine that such patent claims are valid and enforceable. An adverse outcome in such litigation or post grant proceeding could cause us to lose associated patent rights and may have a material adverse effect on our business.

We may not be able to adequately protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our products in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims which are allowed can be inconsistent. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, furthermore, may export otherwise infringing products to territories in which we have patent protection that may not be sufficient to terminate infringing activities.

We do not have patent rights in certain foreign countries in which a market may exist. Moreover, in foreign jurisdictions where we do have patent rights, proceedings to enforce such rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing. Additionally, such proceedings could provoke third parties to assert claims against us. We may not prevail in lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling in foreign countries products that are the same as or similar to our products, and our competitive position in the international market would be harmed.

We depend on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from selling our products.

Our rights to use the technology we license are subject to compliance with the terms of those licenses. In some cases, we do not control the prosecution, maintenance, or filing of the patents to which we hold licenses, or the enforcement of these patents against third parties. These patents and patent applications are not written by us or our advisors, and we did not have control over the drafting and prosecution. We cannot be certain that drafting and/or prosecution of the licensed patents and patent applications by the licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights.

Our intellectual property agreements with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

Certain provisions in our intellectual property agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could affect the scope of our rights to the relevant intellectual property or technology or affect financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Our assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We have trademark registrations and applications in the United States and in certain foreign countries. Actions taken by us to establish and protect our trademarks might not prevent imitation of our products or services, infringement of our trademark rights by unauthorized parties or other challenges to our ownership or validity of our trademarks. If we are unable to register our trademarks, enforce our trademarks, or bar a third-party from registering or using a trademark, our ability to establish name recognition based on our trademarks and compete effectively in our markets of interest may be adversely affected. In addition, our enforcement against third-party infringers or violators may be expensive and time-consuming, and the outcome is unpredictable and may not provide an adequate remedy.

Risks Related to Government Regulation

Our devices and our operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

Certain of our systems are regulated as medical devices subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices:

- design, development and manufacturing;

- testing, labeling, content and language of instructions for use and storage;

- clinical trials;

- product safety;

- marketing, sales and distribution;

- premarket clearance and approval;

- record keeping procedures;

- advertising and promotion;

- recalls and field safety corrective actions;

- post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

- post-market approval studies; and

- product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

The FDA's and other regulatory authorities' policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our products. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may fail to obtain any marketing clearances or approvals, lose any marketing clearance or approval that we may have obtained, and we may not achieve or sustain profitability.

Even after we have obtained the proper regulatory clearance or approval to market a product, we have ongoing responsibilities under the FDA regulations. The failure to comply with applicable regulations could jeopardize our ability to sell our systems and result in enforcement actions such as fines, injunctions, civil penalties, recalls or seizure of products, withdrawal of current clearances, and refusal of future clearances.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and results of operations.

We must maintain regulatory approval in foreign jurisdictions in which we plan to market and sell our systems. In the EEA, for example, manufacturers of medical devices need to comply with the Essential Requirements laid down in Annex II to the EU Medical Devices Directive (Council Directive 93/42/EEC) and the MDR which is replacing the EU Medical Devices Directive. Compliance with these requirements is a prerequisite to be able to affix the CE mark to medical devices, without which they cannot be marketed or sold in the EEA. With respect to active implantable medical devices or Class III devices, the manufacturer must conduct clinical studies to obtain the required clinical data, unless reliance on existing clinical data from equivalent devices can be justified. The conduct of clinical studies in the EEA is governed by detailed regulatory obligations. These may include the requirement of prior authorization by the competent authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee. This process can be expensive and time-consuming.

We are subject to governmental regulation and other legal obligations, particularly related to privacy and data security, which are complex and rapidly changing. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to diverse laws and regulations relating to data privacy and security, both in the United States and internationally. New global privacy rules are routinely being enacted and existing ones are being updated and strengthened. Complying with these numerous, complex and often changing regulations is expensive and difficult, and failure to comply with any privacy laws or data security laws or any security incident or breach involving the misappropriation, loss or other unauthorized access or disclosure of sensitive or confidential patient or consumer information, whether by us, one of our business associates or another third-party, could have a material adverse effect on our business, reputation, financial condition and results of operations, including but not limited to: material fines and penalties; damages; litigation; consent orders; and injunctive relief.

Modifications to our products may require new regulatory clearances or approvals or expansion of the scope of our CE Certificates of Conformity with our notified body.

Modifications to our products may require new regulatory clearances or approvals from the FDA or other regulatory authorities or expansion of the scope of our CE Certificates of Conformity with our notified body. Even after achieving the initial market clearance, or approval from the FDA or other regulatory authorities or having affixed the CE marked to a product, modifications to our systems during their life cycles may require new regulatory approvals or clearances, including 510(k) clearances, premarket approvals, the conduct of a new conformity assessment with our notified body, or foreign regulatory approvals. Obtaining a new 510(k), other regulatory clearances and approvals, or a revised or new CE Certificate of Conformity can be a time-consuming process, and we may not be able to obtain such clearances or approvals in a timely manner, or at all.

We are subject to restrictions on the indications for which we are permitted to market our products, and any violation of those restrictions, or marketing of systems for off-label uses, could subject us to enforcement action.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of off-label use in both the United States and in foreign countries. The use of one of our systems for indications other than those cleared by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including, among other things, the issuance or imposition of an untitled letter, a warning letter, injunction, seizure, refusal to issue new 510(k)s or PMAs, withdrawal of existing 510(k)s or PMAs, refusal to grant export approvals, and civil fines or criminal penalties.

Our systems may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations.

The FDA's medical device reporting regulations require us to report to the FDA when we receive or become aware of information that reasonably suggests that one of our systems may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. If we fail to comply with our reporting obligations, the FDA could act, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products.

The FDA, state regulating agencies at times, and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or if a product poses an unacceptable risk to health. The FDA's authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur because of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. We have received inquiries from regulatory agencies regarding post-market safety concerns in the past. We cannot assure you that product defects or other errors will not occur in the future. Recalls involving any of our systems could be particularly harmful to our business, financial condition, and results of operations because it is our only product.

If we or our distributors do not obtain and maintain international regulatory registrations or approvals for our systems, our ability to market and sell our systems outside of the United States will be diminished.

Sale of our systems, outside the United States, are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose barriers to marketing and selling certain of our systems or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations or approvals, can be expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals in each country in which we plan to market a particular system or that we will be able to do so on a timely basis. The time required to obtain registrations or approvals, if required by other countries, may be longer than that required for the FDA clearance, and requirements for such registrations, clearances, or approvals may significantly differ from FDA requirements. If we modify our systems, we or our distributors may need to apply for additional regulatory approvals or other authorizations before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country, which could harm our business.

Regulatory clearance or approval by the FDA does not ensure clearance or approval by regulatory authorities in other countries, and clearance or approval by one or more foreign regulatory authorities does not ensure clearance or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory clearance or approval in one country may have a negative effect on the regulatory process in others.

Our ability to continue manufacturing and supplying our products depends on our continued adherence to ongoing FDA and other foreign regulatory authority manufacturing requirements.

Our manufacturing processes and facilities are required to comply with the quality management system regulations of its target markets (i.e., the QSR, ISO 13485:2016, and the MDSAP). Adherence to quality management system regulations and the effectiveness of our quality management control systems are periodically assessed through internal audits and inspections of manufacturing facilities by regulatory authorities. Failure to comply with applicable quality management system requirements, or later discovery of previously unknown problems with our products or manufacturing processes, including our failure or the failure of our third-party manufacturer to take satisfactory corrective action in response to an adverse quality system inspection, can result in enforcement action, which could have an adverse effect on our business. Our manufacturing process and facilities are audited annually for compliance with the last editions of QSR, ISO13485 and MDSAP requirements. Regulating agencies, including the FDA, foreign regulatory authorities, and our notified body can institute a wide variety of enforcement actions, ranging from inspectional observations to more severe sanctions such as:

- untitled letters or warning letters;

- clinical holds;

- administrative or judicially imposed sanctions;

- injunctions, fines, consent decrees, or the imposition of civil penalties;

- customer notifications for repair, replacement, or refunds;

- recall, detention, or seizure of products;

- operating restrictions, or total or partial suspension of production or distribution;

- refusal by the FDA, a foreign regulatory authority or the notified body to grant pending future clearance or pre-market approval, or to issue CE Certificates of Conformity for our devices;

- debarment of us or our employees;

- withdrawal or suspension of marketing clearances, approvals, and CE Certificates of Conformity;

- refusal to permit the import or export of our products; and

- criminal prosecution of us or our employees.

If any of these actions were to occur, it would harm our reputation and cause our system sales and profitability to suffer and may prevent us from generating revenue. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in the failure to produce our devices on a timely basis and in the required quantities, if at all.

We may be affected by healthcare policy changes and evolving regulations.

Our global regulatory environment is becoming increasingly stringent and unpredictable, which could increase the time, cost and complexity of obtaining regulatory approvals for our products, as well as the clinical and regulatory costs of supporting those approvals. We must also devote significant time to monitoring developments and changes to ensure our compliance with the various applicable regulations and required approvals. For example, several countries that did not have regulatory requirements for medical devices have established such requirements in recent years and other countries have expanded on existing regulations. Certain regulators are exhibiting less flexibility and are requiring local preclinical and clinical data in addition to global data. While harmonization of global regulations has been pursued, requirements continue to differ significantly among countries. We expect this global regulatory environment will continue to evolve, which could impact our ability to obtain future approvals for our products or could increase the cost and time to obtain such approvals in the future.

Risks Related to Our Operations in Israel

We conduct a significant portion of our operations in Israel and therefore our business, financial condition and results of operations may be adversely affected by political, economic and military conditions in Israel.

Our research and development facilities and key third-party suppliers are located in northern Israel, and some of our key employees are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

Any hostilities, armed conflicts, terrorist activities or political instability involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect business conditions and have a material adverse effect on our business, financial condition and results of operations and could make it more difficult for us to raise capital. In addition, hostilities, armed conflicts, terrorist activities or political instability involving Israel could have a material adverse effect on our facilities including our corporate administrative office or on the facilities of our local suppliers, in which event all or a portion of our inventory may be damaged and our ability to deliver products to customers could be significantly delayed.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. While these restrictions are loosening and countries previously barred from doing business with Israel are eliminating these restrictions, to the extent they still exist, these restrictions may limit our revenues.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our business, financial condition and results of operations.

Risks Related to Our Common Stock

Our common stock failed to meet the requirements for continued listing on the Nasdaq Global Market and the listing was transferred to the Nasdaq Capital Market, which could decrease the liquidity of our common stock and our ability to raise additional capital.

Our common stock was previously listed for trading on the Nasdaq Global Market. We were required to meet specified requirements in order to maintain our listing on the Nasdaq Global Market, including, among other things, a minimum bid price of $1.00 per share (the "Minimum Bid Price"). On June 13, 2022, we received a notice from the Listing Qualifications Department of the Nasdaq Stock Market, LLC ("Nasdaq"), notifying us that, for 30 consecutive business days, the bid price for our common stock was below the Minimum Bid Price required to maintain continued listing on the Nasdaq Global Market under the Nasdaq Listing Rules, (the "Minimum Bid Requirement"). We had 180 days to regain compliance by maintaining the Minimum Bid Price for a minimum of ten consecutive business days before December 12, 2022 (the "Initial Compliance Date"). The Company did not regain compliance with the Minimum Bid Requirement by the Initial Compliance Date.

On December 13, 2022, Nasdaq notified the Company that it is eligible for an additional 180 calendar day period, or until June 12, 2023 (the "Extended Compliance Date"), to regain compliance with the Minimum Bid Requirement and approved the Company's transfer from the Nasdaq Global Market to the Nasdaq Capital Market, a continuous trading market that operates in substantially the same manner as the Nasdaq Global Market. Nasdaq's determination was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market with the exception of the Minimum Bid Requirement, and the Company's written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if required. The transfer became effective at the opening of business on December 14, 2022.

If, at any time before the Extended Compliance Date, the bid price for the Company's common stock closes at $1.00 or more for a minimum of 10 consecutive business days as required under the Compliance Period Rule, the Staff will provide written notification to the Company that it complies with the Minimum Bid Requirement, unless the Staff exercises its discretion to extend this 10 day period pursuant to the Nasdaq Listing Rules.

If the Company does not regain compliance with the Minimum Bid Requirement by the Extended Compliance Date, the Staff will provide written notification to the Company that its common stock will be delisted. At that time, the Company may appeal the Staff's delisting determination to a Nasdaq Listing Qualifications Panel ("Panel"). The Company expects that its common stock would remain listed on the Nasdaq Capital Market pending the Panel's decision. There can be no assurance that, if the Company does appeal a delisting determination to the Panel, such appeal would be successful.

If we do not regain compliance by the Extended Compliance Date, we may transfer to the OTCQB® Venture Market or OTCQX® Best Market (together, the "OTC"), if the applicable initial quotation criteria are met. A transfer of our listing to the OTC could adversely affect the liquidity of our common stock. Any such event could make it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock, and there also would likely be a reduction in our coverage by securities analysts and the news media, which could cause the price of our common stock to decline further. We may also face other adverse consequences in such event, such as negative publicity, a decreased ability to obtain additional financing, diminished investor and/or employee confidence, and the loss of business development opportunities, some or all of which may contribute to a further decline in our stock price.

The market price of our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

The market price of our common stock could be subject to significant fluctuations. Some of the factors that may cause the market price of the Company's common stock to fluctuate include:

- introduction of new products, services or technologies, significant contracts, commercial relationships or capital commitments by competitors;

- failure to meet or exceed financial and development projections the Company may provide to the public;

- failure to meet or exceed the financial and development projections of the investment community;

- announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the Company or its competitors;

- disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

- additions or departures of key personnel;

- significant lawsuits or government investigations, including patent or stockholder litigation;

- if securities or industry analysts do not publish research or reports about the Company's business, or if they issue adverse or misleading opinions regarding our business and stock;

- changes in the market valuations of similar companies;

- general market or macroeconomic conditions;

- sales of common stock by us or our stockholders in the future;

- trading volume of our common stock;

- adverse publicity relating to hair restoration or other minimally invasive or non-invasive medical aesthetic procedures generally, including with respect to other products in such markets;

- the introduction of technological innovations that compete with the products and services of the Company; and

- period-to-period fluctuations in the Company's financial results.

In addition, the stock markets in general, and the markets for medical device and aesthetic stocks in particular, have experienced extreme volatility that may have been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the market price or liquidity of our common stock.

Under SEC rules, we are a smaller reporting company and we have taken advantage of certain exemptions from disclosure requirements available to smaller reporting companies; this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Under SEC rules, we qualify as, a "smaller reporting company". We have taken advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, because of our non-accelerated filer status, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we rely on these exemptions. If some investors find the securities less attractive as a result of reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

We do not intend to pay dividends on our common stock, and, consequently, our stockholders' ability to achieve a return on their investment will depend on appreciation in the price of our common stock.

We do not intend to pay any cash dividends on our common stock for the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Payment of future cash dividends, if any, will be at the discretion of the Board, subject to applicable law and will depend on various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of current or then-existing debt instruments and other factors the Board deems relevant. Therefore, our stockholders are not likely to receive any dividends on their common stock for the foreseeable future. Since we do not intend to pay dividends, our stockholders' ability to receive a return on their investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our stockholders have purchased it. The terms of our credit facilities limit our ability to pay dividends.

Provisions in our charter documents and under Delaware law could make an acquisition more difficult and may discourage any takeover attempts our stockholders may consider favorable, and may lead to entrenchment of management.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws could delay or prevent changes in control or changes in management without the consent of the Board. These provisions will include the following:

- a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of the Board;

- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- the exclusive right of the Board to elect a director to fill a vacancy created by the expansion of the Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Board;

- the ability of the Board to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the ability of the Board to alter its bylaws without obtaining stockholder approval;

- the required approval of at least $66\frac{2}{3}\%$ of the shares entitled to vote at an election of directors to adopt, amend or repeal its bylaws or repeal the provisions of the amended and restated certificate of incorporation regarding the election and removal of directors;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of the stockholders;

- the requirement that a special meeting of stockholders may be called only by the chairman of the Board, the chief executive officer, the president or the Board, which may delay the ability of the stockholders to force consideration of a proposal or to act, including the removal of directors; and

- advance notice procedures that stockholders must comply with in order to nominate candidates to the Board or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of the Company.

These provisions would apply even we were to receive an offer that some stockholders may consider beneficial.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law ("Section 203"). Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the Board has approved the transaction.

Our executive officers, directors and certain of our shareholders who are affiliated with our directors will have the ability to control or significantly influence all matters submitted to our stockholders for approval.

As of December 31, 2022, our executive officers, directors and certain of our shareholders who are affiliated with our directors, in the aggregate, beneficially own approximately 46% of our outstanding shares of common stock. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, if they choose to act together, these persons would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of the Company on terms that other stockholders may desire.

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time-to-time issue additional shares of common stock at a discount from the current market price of our common stock. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.

Item 1B.   Unresolved Staff Comments.

None.

Item 2.   Properties.

Our principal executive offices are located at 235 Yorkland Blvd, Suite 900, Toronto, Ontario, Canada. We lease these facilities pursuant to a lease agreement that expires on August 31, 2030. These facilities consist of 15,678 square feet of office space, and 2,134 square feet of warehouse space.

We lease a facility in San Jose, California which hosts our offices, research and development activities, logistics and manufacturing. We lease these facilities pursuant to a lease agreement that expires July 14, 2027. The facilities consist of approximately 30,011 square feet of total space.

We lease a facility in Davie, Florida, which is used to support our logistics and technical support services for our United States operations. We lease these facilities pursuant to a lease agreement that expires November 30, 2025. The facilities consist of approximately 4,733 square feet of total space.

We also have offices and a research and development center located at 6 Hayozma Street, Yokne'am Illit 2069203, Israel. We lease these facilities pursuant to a lease agreement that expires on September 30, 2023, with an option to extend the term for an additional 60 months. These facilities consist of approximately 12,580 square feet of total space.

We believe that our existing facilities are sufficient to meet our current needs.

Item 3.   Legal Proceedings.

For a description of the legal proceedings currently affecting the Company, please see Note 9 "*Commitments and Contingencies*" to our consolidated financial statements included elsewhere in this report.

Further, we may from time to time continue to be involved in various legal proceedings of a character normally incident to the ordinary course of our business, which we do not deem to be material to our business and results of operations.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5.   **Market for Registrant's Common Equity Related Stockholder Matters and Issuer Purchases of Equity Securities.**

Market Information

Our common stock is listed for trading on the Nasdaq Capital Market under the symbol "VERO".

Holders

As of March 22, 2023, there were 99 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividends

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available earnings, if any, for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our Board and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that the Board may deem relevant.

Performance Graph

As a smaller reporting company, we are not required to provide disclosure for this Item.

Recent Sale of Unregistered Securities

None.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6.   **Reserved.**

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion contains management's discussion and analysis of our financial condition and results of operations and should be read together with the historical consolidated financial statements and the notes thereto included in Part II, Item 8 "Consolidated Financial Statements and Supplementary Data." This discussion contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that reflect our plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in Part I, Item 1A "Risk Factors" of this Annual Report. Any statements contained in this Annual Report that are not historical facts may be deemed to be forward-looking statements. In some cases, you can identify these statements by words such as such as "anticipates," "believes," "plans," "expects," "projects," "future," "intends," "may," "should," "could," "estimates," "predicts," "potential," "continue," "guidance," and other similar expressions that are predictions of or indicate future events and future trends. These forward-looking statements are based on current expectations, estimates, forecasts, and projections about our business and the industry in which we operate and management's beliefs and assumptions and are not guarantees of future performance or developments and involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this Annual Report may turn out to be inaccurate or may differ materially from those contained in any forward-looking statements. You should carefully read "Special Note Regarding Forward-Looking Statements" and Part I, Item 1A, "Risk Factors". Any forward-looking statement made by us in this Annual Report is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or verbal, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Overview

We are an innovative global medical technology company that develops, commercializes and delivers minimally invasive and non-invasive medical aesthetic and hair restoration technologies and related services. Our systems have been designed on cost-effective, proprietary and flexible platforms that enable us to expand beyond the aesthetic industry's traditional markets of dermatology and plastic surgery, and into non-traditional markets, including family and general practitioners and aesthetic medical spas. In 2022 and 2021, respectively, a substantial majority of our systems delivered in North America were in non-traditional markets. As we grow our ARTAS hair restoration business and expand robotics offerings through the AI.ME™ platform we expect our penetration into the core practices of dermatology and plastic surgery to increase.

We have had recurring net operating losses and negative cash flows from operations. As of December 31, 2022 and 2021, we had an accumulated deficit of $224.1 million and $180.4 million, respectively. Until we generate revenue at a level to support our cost structure, we expect to continue to incur substantial operating losses and negative cash flows from operations. In order to continue our operations, we must achieve profitability and/or obtain additional equity investment or debt financing. Until we achieve profitability, we plan to fund our operations and capital expenditures with cash on hand, borrowings and issuances of capital stock. As of December 31, 2022 and 2021, we had cash and cash equivalents of $11.6 million and $30.9 million, respectively.

The global economy, including the financial and credit markets, has recently experienced extreme volatility and disruption, including increases to inflation rates, rising interest rates, foreign currency impacts and declines in consumer confidence, and declines in economic growth. All these factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be predicted. See ''—*Liquidity and Capital Resources*'' for additional information.

Venus Viva®, Venus Viva® MD, Venus Legacy®, Venus Concept®, Venus Versa®, Venus Fiore®, Venus Freedom™, Venus Bliss™, Venus Bliss Max™, NeoGraft®, Venus Glow™®, ARTAS®, ARTAS iX®, and AI.ME™, are trademarks of the Company and its subsidiaries. Our logo and our other trade names, trademarks and service marks appearing in this document are our property. Other trade names, trademarks and service marks appearing in this document are the property of their respective owners. Solely for convenience, our trademarks and trade names referred to in this document appear without the TM or the ® symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the rights of the applicable licensor to these trademarks and trade names.

Equity Purchase Agreement with Lincoln Park

On June 16, 2020, we entered into a purchase agreement (the "Equity Purchase Agreement") with Lincoln Park Capital Fund LLC ("Lincoln Park") which provided that, upon the terms and subject to the conditions and limitations set forth therein, we may sell to Lincoln Park up to $31.0 million of shares of our common stock pursuant to our shelf registration statement. The purchase price of shares of common stock related to a future sale was based on the then prevailing market prices of such shares at the time of sales as described in the Equity Purchase Agreement. Concurrently with entering into the Equity Purchase Agreement, we also entered into the Registration Rights Agreement. During the year ended December 31, 2022, we sold to Lincoln Park 0.4 million shares of our common stock, at which point this agreement expired, and raised net cash proceeds of $0.3 million under the Equity Purchase Agreement. See ''—*Liquidity and Capital Resources*'' below. The Equity Purchase Agreement expired on July 1, 2022 and was replaced by the 2022 LPC Purchase Agreement.

The 2022 LPC Purchase Agreement

On July 12, 2022, we entered into a subsequent purchase agreement (the "2022 LPC Purchase Agreement") with Lincoln Park, which will enhance our balance sheet and financial condition to support our future growth initiatives. As part of the 2022 LPC Purchase Agreement, we issued and sold to Lincoln Park 0.7 million shares of our common stock as a commitment fee for entering into the 2022 LPC Purchase Agreement with the total value of $0.3 million. Through December 31, 2022, the Company issued an additional 6.5 million shares of common stock to Lincoln Park at an average price of $0.30 per share, for a total value of $2.0 million. For additional information regarding the 2022 LPC Purchase Agreement, see Note 16 "*Stockholders Equity*" in the notes to our audited consolidated financial statements included elsewhere in this report.

The 2021 Private Placement

On December 15, 2021, we entered into a securities purchase agreement pursuant to which we issued and sold to certain investors an aggregate of 9,808,418 shares of our common stock and 3,790,755 shares of our non-voting convertible preferred stock (the "2021 Private Placement"). The gross proceeds from the securities sold in the 2021 Private Placement was $17.0 million. The costs incurred with respect to the 2021 Private Placement totaled $0.3 million and were recorded as a reduction of the 2021 Private Placement proceeds in the consolidated statements of stockholders' equity. The accounting effects of the 2021 Private Placement transaction is discussed in Note 16 *"Stockholders Equity"* in the notes to our consolidated financial statements included elsewhere in this report.

The 2022 Private Placement

On November 18, 2022, we entered into a securities purchase agreement pursuant to which we issued and sold to certain investors an aggregate of 1,750,000 shares of our common stock and 3,185,000 shares of our voting convertible preferred stock (the "2022 Private Placement"). The gross proceeds from the securities sold in the 2022 Private Placement totaled $6.7 million before offering expenses. The costs incurred with respect to the 2022 Private Placement totaled $0.2 million and were recorded as a reduction of the 2022 Private Placement proceeds in the consolidated statements of stockholders' equity. The accounting effects of the 2022 Private Placement transaction is discussed in Note 16 *"Stockholders Equity"* in the notes to our consolidated financial statements included elsewhere in this report.

Products and Services

We derive revenue from the sale of products and services. Product revenue includes revenue from the following:

- the sale, including traditional sales and subscription-based sales, of systems, inclusive of the main console and applicators/handpieces (referred to as system revenue);

- marketing supplies and kits;

- hair restoration kits, Viva® tips and other consumables and disposables;

- Technician service revenue; and

- replacement applicators/handpieces.

Service revenue includes revenue derived from our extended warranty service contracts provided to our existing customers and VeroGrafters technician services (which were discontinued in the fourth quarter of 2021).

Systems are sold through our subscription model, through traditional cash sales directly and through distributors. In the third quarter of 2022 we commenced an initiative to reduce our reliance on system sales sold under subscription agreements in the United States. This strategic shift is designed to improve cash generation and reduce our exposure to defaults and increased bad debt expense given the increasingly challenging economic environment caused by the coexistence of high inflation and high interest rates.

We generate revenue under our subscription-based business model and from traditional system sales. Venus Ltd. commenced a subscription-based model in North America in 2011, which is also available in select international markets in which we operate directly. Approximately 42% and 55% of our aesthetic revenues were derived from our subscription model in the year ended December 31, 2022 and 2021, respectively. We currently do not offer the ARTAS iX system under the subscription model. For additional details related to our subscription model, see *Item 1. Business – Subscription-Based Business Model* and as included elsewhere in this report.

Our subscription model includes an up-front fee and a monthly payment schedule, typically over a period of 36 months, with approximately 40% to 45% of total contract payments collected in the first year. To ensure that each monthly payment is made on time and that the customer's system is serviced in accordance with the terms of the warranty, every product purchased under a subscription agreement requires a monthly activation code, which we provide to the customer upon receipt of the monthly payment. These recurring monthly payments provide our customers with enhanced financial transparency and predictability. If economic circumstances are appropriate, we provide customers in good standing with the opportunity to "upgrade" into our newest available or alternative Venus Concept technology throughout the subscription period. This structure can provide greater flexibility than traditional equipment leases secured through financing companies. We work closely with our customers to provide business recommendations that improve the quality-of-service outcomes, build patient traffic and improve financial returns for the customer's business.

We have developed and commercialized twelve technology platforms, including our ARTAS and NeoGraft systems. We believe our ARTAS and NeoGraft systems are complementary and give us a hair restoration product offering that can serve a broad segment of the market. Our medical aesthetic technology platforms have received regulatory clearance for a variety of indications, including treatment of facial wrinkles in certain skin types, temporary reduction of appearance of cellulite, non-invasive fat reduction (lipolysis) in the abdomen and flanks for certain body types and relief of minor muscle aches and pains in jurisdictions around the world. In addition, our technology pipeline is heavily focused on the development of robotically assisted minimally invasive solutions for aesthetic procedures that are primarily treated by surgical intervention, including the AI.ME platform for which we received FDA 510(k) clearance for fractional skin resurfacing in December 2022.

In the United States, we have obtained 510(k) clearance from the FDA for our Venus Viva, Venus Viva MD, Venus Legacy, Venus Versa, Venus Velocity, Venus Bliss, Venus Bliss Max, Venus Epileve, Venus Fiore, AI.ME, ARTAS and ARTAS iX systems. Outside the United States, we market our technologies in over 60 countries across Europe, the Middle East, Africa, Asia-Pacific and Latin America. Because each country has its own regulatory scheme and clearance process, not every device is cleared or authorized for the same indications in each market in which a particular system is marketed.

As of December 31, 2022, we operated directly in 15 international markets through our 12 direct offices in the United States, Canada, United Kingdom, Japan, South Korea, Mexico, Spain, Germany, Australia, China, Hong Kong, and Israel.

Our revenues for the year ended December 31, 2022, and 2021 were $99.5 million and $105.6 million, respectively. We had a net loss attributable to the Company of $43.7 million and $23.0 million in the year ended December 31, 2022, and 2021, respectively. We had an Adjusted EBITDA loss of $25.4 million and $10.6 million for the year ended December 31, 2022, and 2021, respectively.

Use of Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before foreign exchange loss (gain), financial expenses, income tax expense (benefit), depreciation and amortization, stock-based compensation and non-recurring items for a given period. Adjusted EBITDA is not a measure of our financial performance under U.S. GAAP and should not be considered an alternative to net income or any other performance measures derived in accordance with U.S. GAAP. Accordingly, you should consider Adjusted EBITDA along with other financial performance measures, including net income, and our financial results presented in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure. We understand that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and although depreciation and amortization are non-cash charges, the assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

We believe that Adjusted EBITDA is a useful measure for analyzing the performance of our core business because it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than the U.S. dollar, tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), amortization of intangible assets, stock-based compensation expense (because it is a non-cash expense) and non-recurring items as explained below.

The following is a reconciliation of net loss to Adjusted EBITDA for the years presented:

Venus Concept Inc.

Reconciliation of Net loss to Non-GAAP Adjusted EBITDA

	Year Ended, December 31,	
	2022	2021
Reconciliation of net loss to adjusted EBITDA	(in thousands)	
Net loss	$ (43,584)	$ (22,141)
Foreign exchange loss	3,387	2,559
Loss on disposal of subsidiaries	1,482	567
Finance expenses	4,561	4,955
Income tax (benefit) expense	(722)	(707)
Depreciation and amortization	4,463	4,854
Stock-based compensation expense	2,104	2,068
Gain on forgiveness of government assistance loans	—	(2,775)
Inventory provision [1]	1,388	—
Other adjustments [2]	1,544	—
Adjusted EBITDA	$ (25,377)	$ (10,620)

[1] For the year ended December 31, 2022, the inventory provision represents a strategic review of our product offerings which culminated in a decision to discontinue production and sale of certain models and component parts, resulting in an inventory adjustment of $1.4 million.

[2] For the year ended December 31, 2022, the other adjustments are represented by severance payments associated with a workforce reduction in Venus Spain and Venus Canada of $0.8 million and restructuring plan payments of $0.7 million.

Key Factors Impacting Our Results of Operations

Our results of operations are impacted by several factors, but we consider the following to be particularly significant to our business:

Number of systems delivered. The majority of our revenue is generated from the delivery of systems, both under traditional sales contracts and subscription agreements. The following table sets forth the number of systems we have delivered in the geographic regions indicated:

	Year Ended December 31,	
	2022	**2021**
United States	438	435
International	1,134	1,234
Total systems delivered	1,572	1,669

Mix between traditional sales, subscription model sales and distributor sales. We deliver systems through (1) traditional direct system sales contracts to customers, (2) our subscription model, and (3) system sales through distribution agreements. Unit deliveries under direct system sales contracts and subscription agreements have higher per unit revenues and gross margins, while revenues and gross margins on systems sold through distributors are lower. However, distributor sales do not require significant sales and marketing support as these expenses are borne by the distributors. In addition, while traditional system sales and subscription agreements have similar gross margins, cash collections on subscription agreements generally occur over a three-year period, with approximately 40% to 45% collected in the first year and the balance collected evenly over the remaining two years of the subscription agreement. In the third quarter of 2022 we commenced an initiative to reduce our reliance on system sales sold under subscription agreements in the United States. This strategic shift is designed to improve cash generation and reduce our exposure to defaults and increased bad debt expense given the increasingly challenging economic environment caused by the coexistence of high inflation and high interest rates.

Investment in Sales, Marketing and Operations. In recent years, we made a strategic decision to penetrate the global market by investing in sales and marketing expenses across all geographic segments. This included the opening of direct offices and hiring experienced sales, marketing, and operational staff. While we generated incremental product sales in these new markets, these revenues and the related margins did not fully offset the startup investments made in certain countries. We are evaluating our profitability and growth prospects in these countries and will continue to take steps to exit countries which we do not believe will produce sustainable results. Since June 2020 we have closed 11 direct offices across Europe, Asia Pacific, Latin America and Africa and have increased our investment, and focus, in the United States market.

In the years ended December 31, 2022 and 2021, respectively, we did not open any direct sales offices.

Bad Debt Expense. We maintain an allowance for doubtful accounts for estimated losses that may primarily arise from subscription customers that are unable to make the remaining payments required under their subscription agreements. During the year ended December 31, 2022, our collections results were negatively impacted by macroeconomic headwinds, including increased interest rates and inflationary factors impacting the operating costs and liquidity positions of our customers. In addition, we increased the allowance for doubtful accounts as a percentage of gross outstanding accounts receivable from the period ended December 31, 2021 to the period ended December 31, 2022.

In the year ended December 31, 2022, we incurred bad debt expense of $7.3 million compared to a bad debt recovery of $0.3 million in the year ended December 31, 2021. As of December 31, 2022, our allowance for doubtful accounts stands at $13.6 million which represents 19% of the gross outstanding accounts receivable as of this date.

Outlook

While the impact of COVID-19 on our business has largely subsided, we continue to closely monitor all COVID-19 developments, including its impact on our customers, employees, suppliers, vendors, business partners, and distribution channels. In addition, the global economy, including the financial and credit markets, has recently experienced extreme volatility and disruption, including increases to inflation rates, rising interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. All these factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be predicted. The momentum and strength in our overall performance demonstrated in the first half of this fiscal year slowed in the second half of 2022. The bulk of the revenue decline in the second half of 2022 was due to a strategy shift to prioritize cash deals over subscription deals in order to improve cash generation and preserve liquidity. However, we remain focused on adapting to the challenges presented by the current macro-economic environment.

Supply chain. In the second half of 2021 we were impacted by the global supply disruptions related to COVID-19, which resulted in our inability to fulfil demand for certain of our products. The value of such purchase order backlog in the third and the fourth quarters of 2021 was $2.4 million and $1.0 million, respectively, which was substantially fulfilled during the fourth quarter of 2021 and the first quarter of 2022. We did not experience significant supply issues during the year ended December 31, 2022 as we continue to actively work with our suppliers and third-party manufacturers to mitigate supply issues and build inventory of key component parts. We anticipate some supply challenges in 2023, including long production lead times and shortages of certain materials or components that may impact our ability to manufacture the number of systems required to meet customer demand. In addition, since the second quarter of 2021 we have experienced significant inflationary pressures throughout our supply chain, which we expect to continue into 2023. We expect to mitigate such pressures, where possible, through price increases and margin management.

Global Economic conditions. General global economic downturns and macroeconomic trends, including heightened inflation, capital markets volatility, interest rate and currency rate fluctuations, and economic slowdown or recession, have resulted and may continue to result in unfavorable conditions that negatively affect demand for our products and exacerbate some of the other risks that affect our business, financial condition and results of operations. Both domestic and international markets experienced significant inflationary pressures in fiscal year 2022 and inflation rates in the U.S., as well as in other countries in which we operate, are currently expected to continue at elevated levels for the near-term, impacting our cost of sales as well as selling, general and administrative expenses. In addition, the Federal Reserve in the U.S. and other central banks in various countries have raised, and may again raise, interest rates in response to concerns about inflation. Interest rate increases or other government actions taken to reduce inflation have resulted in recessionary pressures in many parts of the world and has had and may continue to have the effect of further increasing economic uncertainty and heightening these risks.

Sales markets. We are a global business, having established a commercial presence in more than 60 countries during our history. While the continued economic recovery related to COVID-19 in individual countries during 2022 progressed well in most countries in which we operate, we continue to evaluate our direct operations, particularly those outside of North America.

Accounts receivable collections. We remain fully focused on reactivating collections with those at-risk accounts that have struggled through the pandemic but show signs of viability. As of December 31, 2022, our allowance for doubtful accounts stands at $13.6 million, which represents 19.3% of the gross outstanding accounts receivable as of that date. This represents an increase of $1.6 million from our December 31, 2021 allowance for doubtful accounts balance of $12.0 million.

Foreign Exchange fluctuations. We are primarily exposed to foreign exchange risk with respect to revenues generated outside of the United States denominated in NIS, Euro, CAD, British Pound, Australian Dollar, Chinese Renminbi, Hong Kong Dollar, Japanese Yen, and Mexican Peso. We manage our foreign currency exposures on a consolidated basis, which allows us to net exposures and take advantage of any natural offsets. We do not hedge our entire foreign exchange exposure and are still subject to earnings and stockholders' equity volatility relating to foreign exchange risk. Financial market and currency volatility may limit our ability to cost-effectively hedge these exposures.

Basis of Presentation

Revenues

We generate revenue from (1) sales of systems through our subscription model, traditional system sales to customers and distributors, (2) other product revenues from the sale of marketing supplies, ARTAS kits, Viva tips, other consumables and (3) service revenue from our extended warranty service contracts provided to existing customers and the sale of our VeroGrafters technician services. VeroGrafters services were discontinued in the fourth quarter of 2021.

<u>System Revenue</u>

For the years ended December 31, 2022 and 2021, approximately 42% and 51%, respectively, of our system revenues were derived from our subscription contracts. The relative decrease in subscription revenues in 2022 is in line with our strategy to prioritize cash deals over subscription deals in order to improve cash generation and preserve liquidity. Our subscription model is designed to provide a low barrier to ownership of our systems and includes an up-front fee followed by monthly payments, typically over a 36-month period. The up-front fee serves as a down payment. For accounting purposes, these arrangements are considered to be sales-type finance leases, where the present value of all cash flows to be received under the subscription agreement is recognized as revenue upon shipment to the customer and achievement of the required revenue recognition criteria.

For the years ended December 31, 2022 and 2021, approximately 47% and 40%, respectively, of our system revenues were derived from traditional sales. The increased focus on traditional sales is in line with our strategy to prioritize cash deals over subscription deals in order to improve cash generation and preserve liquidity.

Customers generally demand higher discounts in connection with traditional sales. We recognize revenues from products sold to customers based on the following five steps: (1) identification of the contract(s) with the customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the separate performance obligations in the contract; and (5) recognition of revenue when (or as) the entity satisfies a performance obligation.

We do not grant rights of return or early termination rights to our customers under either our traditional sales or subscription models. These traditional sales are generally made through our sales team in the countries in which the team operates.

For the years ended December 31, 2022 and 2021, approximately 10% and 9% of our system revenues were derived from distributor sales. Under the traditional distributor relationship, we do not sell directly to the end customer and, accordingly, achieve a lower overall margin on each system sold compared to our direct sales. These sales are non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, we consider distributors as end customers, or the sell-in method.

Procedure Based Revenue

We generate revenue from the harvesting, site making, and implantation procedures performed with our ARTAS system. The harvesting procedure, as the name suggests, is the act of harvesting hair follicles from the patient's scalp for implantation in the prescribed areas. To perform these procedures, a disposable clinical kit is required. These kits can be large (with an unlimited number of harvests) or small (with a maximum of 1,100 harvests). The customer must place an online order with us for the number and type of kits desired and make a payment. Upon receipt of the order and the related payment, we ship the kit(s), and the customer must scan the barcode on the kit label in order to perform the procedure. Once the kits are exhausted, the customer must purchase additional kits. The site making procedure uses the ARTAS system to create a recipient site (i.e., site making) in the patient's scalp affected by androgenic alopecia (or male pattern baldness). The site making procedure also requires a disposable site making kit. The site making kits are sold to customers in the same manner as the kits for harvesting procedures. The implantation procedure utilizes the same disposal kit that is used for site making and involves immediately implanting follicles into the created recipient site. The implantation kits are sold to customers in the same manner as the harvesting and site making kits.

Other Product Revenue

We also generate revenue from our customer base by selling Glide (a cooling/conductive gel which is required for use with many of our systems), marketing supplies and kits, various consumables and disposables, replacement applicators and handpieces, and ARTAS system training.

Service Revenue

We generate ancillary revenue from our existing customers by selling additional services including extended warranty service contracts and, formerly through VeroGrafters technician services for hair restoration using our NeoGraft and ARTAS systems. In the fourth quarter of 2021 we discontinued our VeroGrafters technician services in order to focus on higher margin products and services.

Cost of Goods Sold and Gross Profit

Cost of goods sold consists primarily of costs associated with manufacturing our different systems, including direct product costs from third-party manufacturers, warehousing and storage costs and fulfillment and supply chain costs inclusive of personnel-related costs (primarily salaries, benefits, incentive compensation and stock-based compensation). Cost of goods sold also includes the cost of upgrades, technology amortization, royalty fees, parts, supplies, and cost of product warranties.

Operating Expenses

Selling and Marketing

We currently sell our products and services using direct sales representatives in North America and in select international markets. Our sales costs primarily consist of salaries, commissions, benefits, incentive compensation and stock-based compensation. Costs also include expenses for travel and other promotional and sales-related activities as well as clinical training costs.

Our marketing costs primarily consist of salaries, benefits, incentive compensation and stock-based compensation. They also include expenses for travel, trade shows, regional sales events and other promotional and marketing activities, including direct, online lead generation and digital marketing. As the business environment improves, we expect sales and marketing expenses to continue to increase, but at a rate slightly below our rate of revenue growth.

General and Administrative

Our general and administrative costs primarily consist of expenses associated with our executive, accounting and finance, information technology, legal, regulatory affairs, quality assurance and human resource departments, direct office rent/facilities costs, and intellectual property portfolio management. These expenses consist of personnel-related expenses (primarily salaries, benefits, incentive compensation and stock-based compensation), audit fees, legal fees, consultants, travel, insurance, and bad debt expense. During the normal course of operations, we may incur bad debt expense on accounts receivable balances that are deemed to be uncollectible.

Research and Development

Our research and development costs primarily consist of personnel-related costs (primarily salaries, benefits, incentive compensation, and stock-based compensation), material costs, amortization of intangible assets, clinical costs, and facilities costs in our Yokneam, Israel and San Jose, California research centers. Our ongoing research and development activities are primarily focused on improving and enhancing our current technologies, products, and services, and on expanding our current product offering with the introduction of new products and expanded indications.

We expense all research and development costs in the periods in which they are incurred. We expect our research and development expenses to increase in absolute dollars as we continue to invest in research, clinical studies, and development activities, but to decline as a percentage of revenue as our revenue increases over time.

Finance Expenses

Finance expenses consists of interest income, interest expense and other banking charges. Interest income consists of interest earned on our cash, cash equivalents and short-term bank deposits. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Interest expense consists of interest on long-term debt and other borrowings. The interest rates on our long-term debt were 7.39% for the MSLP Loan and 8.0% for the Notes as of December 31, 2022 and 3.10% for the MSLP Loan and 8.0% for the Notes as of December 31, 2021.

Foreign Exchange (Gain) Loss

Foreign currency exchange (gain) loss changes reflect foreign exchange gains or losses related to the change in value of assets and liabilities denominated in currencies other than the U.S. dollar.

Income Taxes Expense

We estimate our current and deferred tax liabilities based on current tax laws in the statutory jurisdictions in which we operate. These estimates include judgments about liabilities resulting from temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. In certain jurisdictions, only the payments invoiced in the current period are subject to tax, but for accounting purposes, the discounted value of the total subscription contract is reported and tax affected. This results in a deferred tax credit which is settled in the future period when the monthly installment payment is issued and settled with the customer. Since our inception, we have not recorded any tax benefits for the net operating losses we have incurred in each year or for the research and development tax credits we generated in the United States. We believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credits will not be realized. Income tax benefit is recognized based on the actual taxable loss incurred during the year ended December 31, 2022.

Non-Controlling Interests

We have minority shareholders in one jurisdiction in which we have direct operations. For accounting purposes, these minority partners are referred to as non-controlling interests, and we record the non-controlling interests' share of earnings in our subsidiaries as a separate balance within stockholders' equity in the consolidated balance sheets and consolidated statements of stockholders' equity.

Results of Operations

The following tables set forth our consolidated results of operations in U.S. dollars and as a percentage of revenues for the years indicated:

| | Year Ended December 31, | |
	2022	2021
Consolidated Statements of Loss:	*(dollars in thousands)*	
Revenues:		
Leases	$ 35,267	$ 45,094
Products and services	64,230	60,528
Total revenue	99,497	105,622
Cost of goods sold	33,526	31,528
Gross profit	65,971	74,094
Operating expenses:		
Sales and marketing	40,276	41,920
General and administrative	49,618	40,070
Research and development	10,953	9,646
Gain on forgiveness of government assistance loans	—	(2,775)
Total operating expenses	100,847	88,861
Loss from operations	(34,876)	(14,767)
Other expenses:		
Foreign exchange loss (gain)	3,387	2,559
Finance expenses	4,561	4,955
Loss on disposal of subsidiaries	1,482	567
Loss before income taxes	(44,306)	(22,848)
Income tax (benefit) expense	(722)	(707)
Net loss	**$ (43,584)**	**$ (22,141)**
Deemed dividend	—	—
Net loss attributable to the Company	(43,700)	(23,013)
Net income (loss) attributable to noncontrolling interest	116	872
As a % of revenue:		
Revenues	100%	100%
Cost of goods sold	33.7	29.8
Gross profit	66.3	70.2
Operating expenses:		
Selling and marketing	40.5	39.7
General and administrative	49.9	37.9
Research and development	11.0	9.1
Gain on forgiveness of government assistance loans	—	(2.6)
Total operating expenses	101.4	84.1
Loss from operations	(35.1)	(14.0)
Foreign exchange (gain) loss	3.4	2.4
Finance expenses	4.5	4.7
Loss on disposal of subsidiaries	1.5	0.5
Loss before income taxes	(44.5)	(21.6)

The following tables set forth our revenue by region and by product type for the years indicated:

| | Year Ended December 31, | |
	2022	2021
Revenues by region:		
United States..	$ 52,101	$ 51,400
International	47,396	54,222
Total revenue..	$ 99,497	$ 105,622

| | Year Ended December 31, | |
	2022	2021
Revenues by product:	(in thousands)	
Subscription—Systems	$ 35,267	$ 45,094
Products—Systems	47,906	43,106
Products—Other [(1)]..	13,316	13,230
Services [(2)]	3,008	4,192
Total revenue..	$ 99,497	$ 105,622

[(1)] Products-Other include ARTAS procedure kits, Viva tips and other consumables.
[(2)] Services include extended warranty sales and VeroGrafters technician services. VeroGrafters technician services were discontinued in the fourth quarter of 2021.

Comparison of the Years Ended December 31, 2022 and 2021
Revenues

| | Year Ended December 31, | | | | Change | |
| | 2022 | | 2021 | | | |
(in thousands, except percentages)	$	% of Total	$	% of Total	$	%
Revenues:						
Subscription—Systems..................	$ 35,267	35.5	$ 45,094	42.7	$ (9,827)	(21.8)
Products—Systems.........................	47,906	48.1	43,106	40.8	4,800	11.1
Products—Other	13,316	13.4	13,230	12.5	86	0.7
Services...	3,008	3.0	4,192	4.0	(1,184)	(28.2)
Total...	$ 99,497	100.0	$ 105,622	100.0	$ (6,125)	(5.8)

Total revenue decreased by $6.1 million, or 5.8%, to $99.5 million for the year ended December 31, 2022 from $105.6 million for the year ended December 31, 2021. The decrease in revenue is primarily attributed to an initiative to reduce our reliance on system sales sold under subscription agreements. This strategic shift is designed to improve cash generation and reduce our exposure to defaults and increased bad debt expense given the increasingly challenging economic environment caused by the coexistence of high inflation and high interest rates. Our international business was also impacted by negative foreign exchange headwinds of $1.7 million due to a strengthening U.S. dollar, as well as general macroeconomic headwinds that impacted customer access to capital. Despite the reduction in systems sales sold under subscription agreements, our cash generation in the second half of 2022 improved due to higher system sales sold on a cash basis.

We sold an aggregate of 1,572 systems in the year ended December 31, 2022 compared to 1,669 in the year ended December 31, 2021. The percentage of systems revenue derived from our subscription model was approximately 42% in the year ended December 31, 2022 compared to 51% in the year ended December 31, 2021. The relative decrease in subscription revenues is in line with our strategy to prioritize cash deals over subscription deals in order to improve cash generation and preserve liquidity.

Other product revenue increased by $0.1 million, or 0.7%, to $13.3 million in the year ended December 31, 2022 from $13.2 million in the year ended December 31, 2021. The increase was driven by stronger performance on Venus Viva tips and other consumables.

Services revenue decreased by $1.2 million, or 28.2%, to $3.0 million in the year ended December 31, 2022 from $4.2 million in the year ended December 31, 2021. The decrease was driven by the discontinuation of our VeroGrafters technician services in the fourth quarter of 2021.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased by $2.0 million, or 6.3%, to $33.5 million in the year ended December 31, 2022 from $31.5 million in the year ended December 31, 2021. Gross profit decreased by $8.1 million, or 10.9%, to $66.0 million in the year ended December 31, 2022, as compared to $74.1 million in the year ended December 31, 2021. The decrease in gross profit is primarily due to a decrease in revenue in the United States and International markets driven by the strategic decision to deemphasize subscription sales, the macroeconomic headwinds discussed above, and inventory write-downs and foreign currency headwinds as noted below. Gross margin was 66.3% of revenue in the year ended December 31, 2022 compared to 70.2% of revenue in the year ended December 31, 2021. The decrease was due to a shortfall in sales of our energy based devices normally sold under subscription agreements partially offset by continued strong performance on ARTAS sales at a lower margin, a $1.4 million write-down of end-of-life devices and parts inventory, and a $1.7 million foreign exchange headwind as a result of most currencies depreciating relative to the U.S. dollar. Adjusting for inventory write-downs and foreign exchange, our gross margins are relatively flat compared to the prior year.

Operating Expenses

| | Year Ended December 31, | | | | Change | |
| | 2022 | | 2021 | | | |
(in thousands, except percentages)	$	% of Revenues	$	% of Revenues	$	%
Operating expenses:						
Selling and marketing	$ 40,276	40.5	$ 41,920	39.7	$ (1,644)	(3.9)
General and administrative	49,618	49.9	40,070	37.9	9,548	23.8
Research and development	10,953	11.0	9,646	9.1	1,307	13.5
Gain on forgiveness of government assistance loans	—	—	(2,775)	(2.6)	2,775	100.0
Total operating expenses	$ 100,847	101.4	$ 88,861	84.1	$ 11,986	13.5

Selling and Marketing

Sales and marketing expenses decreased by $1.6 million or 3.9% in the year ended December 31, 2022 compared to the year ended December 31, 2021. This decrease is largely due to lower revenues and reduced marketing expenditures as we consolidate some of these activities. As a percentage of total revenues, our sales and marketing expenses increased by 0.8%, from 39.7% in the year ended December 31, 2021 to 40.5% in the year ended December 31, 2021. As the business environment improves and we complete the transition to focus on cash sales in mid-2023, we expect sales and marketing expenses to increase in absolute terms, but at a rate slightly below our rate of revenue growth.

General and Administrative

General and administrative expenses increased by $9.5 million or 23.8% in the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to increased bad debt expense, severance and other one-time restructuring charges, and inflationary pressures associated with salaries and other cost elements. As a percentage of total revenues, our general and administrative expenses increased by 12.0%, from 37.9% in the year ended December 31, 2021, to 49.9% in the year ended December 31, 2022, primarily due to the increases in costs previously discussed.

Research and Development

Research and development expenses increased by $1.3 million or 13.5% in the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase is due to a reinvestment in research and development efforts on our AI.ME robotic technology aimed at scaling our robotic capability across other aesthetic platforms. As a percentage of total revenues, our research and development expenses increased by 1.9%, from 9.1% in the year ended December 31, 2021, to 11.0% in the year ended December 31, 2022.

Gain on forgiveness of government assistance loans

In 2021, we applied for and received partial forgiveness of the PPP Loans with the SBA in the aggregate amount of $2.8 million of original PPP Loans as of December 31, 2022.

Foreign exchange loss

We had a foreign exchange loss of $3.4 million in the year ended December 31, 2022 and a foreign exchange loss of $2.6 million in the year ended December 31, 2021. Changes in foreign are driven mainly by the effect of foreign exchange on accounts receivable and accounts payable balances denominated in currencies other than the US dollar. For the year ended December 31, 2022, most currencies depreciated relative to the U.S. dollar. We do not currently hedge against foreign currency risk.

Finance expenses

Finance expenses decreased by $0.4 million, to $4.6 million in the year ended December 31, 2022 from $5.0 million in the year ended December 31, 2021, primarily due to decreased amortization of deferred finance costs partially offset by an increase in LIBOR rates on the variable portion of our MSLP loan. See "—*Liquidity and Capital Resources*" below.

Loss on disposal of subsidiaries

During the year ended December 31, 2022, the Company dissolved its equity interests in Venus Concept France SAS ("Venus France") and Venus Concept Argentina SA ("Venus Argentina"). The disposals resulted in losses of approximately $0.06 million for Venus France, and approximately $1.45 million for Venus Argentina.

Income tax benefit

We had an income tax benefit of $0.7 million in the year ended December 31, 2022, compared to $0.7 million income tax benefit in the year ended December 31, 2021. In 2022, geographic sales mix, true up to tax return, and changes in timing of deductible expenses, resulted in a $0.7 million income tax benefit.

Liquidity and Capital Resources

We had $11.6 million and $30.9 million of cash and cash equivalents as of December 31, 2022 and December 31, 2021, respectively. We have funded our operations with cash generated from operating activities, through the sale of equity securities and through debt financing. We had total debt obligations of approximately $77.7 million as of December 31, 2022, including the MSLP Loan of $51.0 million, and convertible notes of $26.7 million, compared to total debt obligations of approximately $77.3 million as of December 31, 2021.

Our working capital requirements reflect the growth of our business over the last few years, in particular, the past focus on our subscription model. Working capital is primarily driven by growth in our subscription sales which impacts accounts receivable. Our recent shift to prioritize traditional cash sales over subscription sales is designed to improve liquidity and reduce working capital requirements over time. Our overall growth also requires higher inventory levels to meet demand and to accommodate the increased number of technology platforms offered. We had a split of subscription sales revenue to traditional sales revenue at a ratio of approximately 47:53 in the year ended December 31, 2022, compared to 56:44 in 2021. We expect to increase the ratio of traditional sales to subscription sales in 2023 and beyond. We expect inventory to continue to increase in the short term, but at a lower rate than the rate of revenue growth.

We also require modest funding for capital expenditures. Our capital expenditures relate primarily to our research and development facilities in Yokneam, Israel and San Jose, California. In addition, our capital investments have included improvements and expansion of our subsidiaries' operations to support our growth.

Issuance of Secured Subordinated Convertible Notes

Contemporaneously with the MSLP Loan Agreement, on December 9, 2020, we issued $26.7 million aggregate principal amount of the Notes to the Madryn noteholders pursuant to the terms of the Exchange Agreement. The Notes will accrue interest at a rate of 8.0% per annum from the date of original issuance of the Notes to the third anniversary date of the original issuance and thereafter interest will accrue at a rate of 6.0% per annum. In connection with the Exchange Agreement, we also entered into (i) the Madryn Security Agreement as of December 9, 2020, pursuant to which we agreed to grant Madryn a security interest, in substantially all of our assets, to secure the obligations under the Notes and (ii) a Subordination of Debt Agreement dated as of December 9, 2020 (the "CNB Subordination Agreement"). The Notes are convertible at any time into shares of our common stock at an initial conversion price of $3.25 per share, subject to adjustment. For additional information regarding the Notes, Exchange Agreement, Madryn Security Agreement and CNB Subordination Agreement, see Note 11 "*Madryn Long-Term Debt and Convertible Notes*" to our consolidated financial statements included elsewhere in this report.

Main Street Priority Lending Program Term Loan

On December 8, 2020, we executed the MSLP Loan Agreement, promissory note, and related documents for a loan in the aggregate amount of $50.0 million for which CNB will serve as a lender pursuant to the Main Street Priority Loan Facility as established by the Board of Governors of the Federal Reserve System Section 13(3) of the Federal Reserve Act. For additional information regarding this loan, see Note 10 "*Main Street Term Loan*" to our consolidated financial statements included elsewhere in this report.

CNB Loan Agreement

We have a revolving credit facility with CNB pursuant to which CNB agreed to provide a revolving credit facility to us and certain of our subsidiaries to be used to finance working capital requirements. As of December 31, 2021, a portion of the proceeds from the MSLP Loan described above was used to repay $3.2 million of outstanding borrowings under the CNB Loan Agreement. There was $nil outstanding balance as of December 31, 2022 and December 31, 2021. On February 22, 2023, CNB notified the Company that it would be temporarily restricting advances under the Fourth Amended and Restated CNB Loan Agreement pursuant to its rights under Section 2 of the agreement. CNB and the Company continue to actively discuss lifting the restrictions on advances under the credit facility.

On August 26, 2021 we entered into the Fourth Amended and Restated CNB Loan Agreement with CNB, pursuant to which, among other things, (i) the maximum principal amount the revolving credit facility was reduced from $10.0 million to $5.0 million at the LIBOR 30-Day rate plus 3.25%, subject to a minimum LIBOR rate floor of 0.50%, and (ii) beginning December 10, 2021, the cash deposit requirement was reduced from $3.0 million to $1.5 million, to be maintained with CNB at all times during the term of the Amended CNB Loan Agreement. As of December 31, 2022, and December 31, 2021, we were in compliance with all required covenants. For additional information on the CNB Loan Agreement and the related agreements, see Note 13 "*Credit Facility*" to our consolidated financial statements included elsewhere in this report.

Equity Purchase Agreement with Lincoln Park

On June 16, 2020, we entered into the Equity Purchase Agreement with Lincoln Park, which provides that, upon the terms and subject to the conditions and limitations set forth therein, we may sell to Lincoln Park up to $31.0 million of shares of our common stock pursuant to our shelf registration statement. The purchase price of shares of common stock related to a future sale will be based on the then prevailing market prices of such shares at the time of sales as described in the Equity Purchase Agreement. The aggregate number of shares that we can sell to Lincoln Park under the Equity Purchase Agreement may in no case exceed the Exchange Cap, unless (i) stockholder approval is obtained to issue shares above the Exchange Cap, in which case the Exchange Cap will no longer apply, or (ii) the average price of all applicable sales of common stock to Lincoln Park under the Equity Purchase Agreement equals or exceeds $3.9755 per share (subject to adjustment) (which represents the minimum price, as defined under Nasdaq Listing Rule 5635(d), on the Nasdaq Global Market immediately preceding the signing of the Equity Purchase Agreement, such that the transactions contemplated by the Equity Purchase Agreement are exempt from the Exchange Cap limitation under applicable Nasdaq rules). Also, at no time may Lincoln Park (together with its affiliates) beneficially own more than 9.99% of our issued and outstanding common stock. Concurrently with entering into the Equity Purchase Agreement, we also entered into a Registration Rights Agreement with Lincoln Park (as defined above).

During the year ended December 31, 2022, we issued and sold 0.4 million shares of our common stock shares to Lincoln Park under the Equity Purchase Agreement, at which point this agreement expired. The net cash proceeds from shares issuance as of December 31, 2022 were $0.3 million. The Equity Purchase Agreement expired on July 1, 2022 and was subsequently replaced by the 2022 LPC Purchase Agreement.

The 2021 Private Placement

On December 15, 2021, we entered into a securities purchase agreement pursuant to which we issued and sold to certain investors an aggregate of 9,808,418 shares of our common stock and 3,790,755 shares of our non-voting convertible preferred stock. The gross proceeds from the securities sold in the 2021 Private Placement was $17.0 million. The costs incurred with respect to the 2021 Private Placement totaled $0.3 million and were recorded as a reduction of the 2021 Private Placement proceeds in the consolidated statements of stockholders' equity. The accounting effects of the 2021 Private Placement transaction is discussed in Note 16 *"Stockholders Equity"* in the notes to our consolidated financial statements included elsewhere in this report.

The 2022 LPC Purchase Agreement

On July 12, 2022, we entered into the 2022 LPC Purchase Agreement with Lincoln Park, and we issued and sold to Lincoln Park 0.7 million shares of our common stock as a commitment fee in connection with entering into the 2022 LPC Purchase Agreement, with the total value of $0.3 million. Through December 31, 2022, we issued an additional 6.5 million shares of common stock to Lincoln Park at an average price of $0.30 per share, for a total value of $2.0 million. For additional information regarding the 2022 LPC Purchase Agreement, see Note 16 "*Stockholders Equity*" in the notes to our audited consolidated financial statements included elsewhere in this report.

The 2022 Private Placement

On November 18, 2022, we consummated the 2022 Private Placement whereby we entered into a securities purchase agreement pursuant to which we issued and sold to certain investors an aggregate of 1,750,000 shares of our common stock and 3,185,000 shares of our voting convertible preferred stock. The gross proceeds from the securities sold in the 2022 Private Placement totaled $6.7 million before offering expenses. The costs incurred with respect to the 2022 Private Placement totaled $0.2 million and were recorded as a reduction of the 2022 Private Placement proceeds in the consolidated statements of stockholders' equity. The accounting effects of the 2022 Private Placement transaction is discussed in Note 16 *"Stockholders Equity"* in the notes to our consolidated financial statements included elsewhere in this report.

Government Assistance Programs

In April 2020, Venus Concept Inc. and Venus USA, received funding in the total amount of $4.1 million, in connection with two "Small Business Loans" under the PPP.

We borrowed $1.7 million pursuant to the Venus Concept PPP Loan. Venus USA also borrowed $2.4 million pursuant to the Venus USA PPP Loan. The terms of the Venus USA PPP Loan are substantially similar to the terms of the Venus Concept PPP Loan. In 2021, we applied through CNB, for partial forgiveness of both PPP Loans with the SBA and received partial forgiveness of the Venus USA PPP Loan in the amount of $1.7 million and the Venus Concept PPP Loan in the amount of $1.1 million. The remaining portion of the PPP Loans of the Company was fully repaid in the year ended December 31, 2022.

In 2020, certain subsidiaries also received funding in the total amount of $1.1 million in connection with various governmental programs to support businesses impacted by COVID-19. The terms of these government assistance programs vary by jurisdiction. These government subsidies were recorded as a reduction to the associated wage costs recorded in general and administrative expenses in the unaudited condensed consolidated statement of operations.

For additional information on our utilization of government assistance programs, see Note 13 "*Government Assistance Programs*" in the notes to our consolidated financial statements included elsewhere in this report.

Capital Resources

As of December 31, 2022, we had capital resources consisting of cash and cash equivalents of approximately $11.6 million. We have financed our operations principally through the issuance and sale of our common stock and preferred stock, debt financing, and payments from customers.

We believe that the net proceeds from the 2022 Private Placement, the 2021 Private Placement, the proceeds from issuance of our common stock to Lincoln Park, the proceeds from the government assistance programs, the proceeds from the MSLP Loan, our continued availability under the 2022 LPC Purchase Agreement, our strategic cash flow enhancement initiatives, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We cannot assure you that we will be successful in raising additional capital or that such capital, if available at all, will be on terms that are acceptable to us. If we are unable to raise sufficient additional capital, we may be compelled to reduce the scope of our operations and planned capital or research and development expenditures or sell certain assets, including intellectual property assets.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

- delay or curtail our efforts to develop system product enhancements or new products, including any clinical trials that may be required to market such enhancements;

- delay or curtail our plans to increase and expand our sales and marketing efforts; or

- delay or curtail our plans to enhance our customer support and marketing activities.

We are restricted by covenants in the MSLP Loan, the Amended CNB Loan Agreement, the Madryn Security Agreement and other government assistance programs. These covenants restrict, among other things, our ability to incur additional indebtedness, which may limit our ability to obtain additional debt financing. In the event that the pandemic and the economic disruptions it has caused continue for an extended period of time, we cannot assure you that we will remain in compliance with the financial covenants contained in our credit facilities. We also cannot assure you that our lenders would provide relief or that we could secure alternative financing on favorable terms, if at all. Our failure to comply with the covenants contained in our credit facilities, including financial covenants, could result in an event of default, which could materially and adversely affect our results of operations and financial condition.

We have based our projections on the amount of time through which our financial resources will be adequate to support our operations on assumptions that may prove to be incorrect, and we may use all our available capital resources sooner than we expect. Our future funding requirements will depend on many factors, including, but not limited to:

- the cost of growing our ongoing commercialization and sales and marketing activities;

- the costs of manufacturing and maintaining enough inventories of our systems to meet anticipated demand and inventory write-offs related to obsolete products or components;

- the costs of enhancing the existing functionality and development of new functionalities for our systems;

- the costs of preparing, filing, prosecuting, defending, and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation;

- any product liability or other lawsuits and the costs associated with defending them or the results of such lawsuits;

- the costs associated with conducting business and maintaining subsidiaries and other entities in foreign jurisdictions;

- customers in jurisdictions where our systems are not approved delaying their purchase, and not purchasing our systems, until they are approved or cleared for use in their market;

- the costs to attract and retain personnel with the skills required for effective operations; and

- the costs associated with being a public company.

In order to grow our business and increase revenues, we will need to introduce and commercialize new products, grow our sales and marketing force, implement new software systems, as well as identify and penetrate new markets. Such endeavors have in the past increased, and may continue in the future, to increase our expenses, including sales and marketing, and research and development. We will have to continue to increase our revenues while effectively managing our expenses in order to achieve profitability and to sustain it. Our failure to control expenses could make it difficult to achieve profitability or to sustain profitability in the future. Moreover, we cannot be sure that our expenditures will result in the successful development and introduction of new products in a cost-effective and timely manner or that any such new products will achieve market acceptance and generate revenues for our business.

Cash flows

The following table summarizes our cash flows for the years indicated:

	Year Ended December 31,	
	2022	2021
	(in thousands)	
Cash used in operating activities	$ (26,980)	$ (19,771)
Cash used in investing activities	(336)	(552)
Cash provided by financing activities	8,009	16,819
Net increase in cash, cash equivalents and restricted cash	$ (19,307)	$ (3,504)

Cash Flows from Operating Activities

For the year ended December 31, 2022, cash used in operating activities consisted of a net loss of $43.6 million, partially offset by a decrease in net operating assets of $0.4 million and non-cash operating expenses of $16.2 million. The use of cash in net operating assets was attributable to a decrease in accounts receivable of $9.9 million, a decrease in prepaid expenses of $1.0 million, an increase in current operating lease liabilities of $1.8 million, and an increase in other long-term operating lease liabilities of $4.2 million. These were offset by an increase in inventories of $5.8 million, an increase in operating right-of-use assets of $5.9 million, and a decrease in accrued expenses and other current liabilities of $3.7 million. The non-cash operating expenses consisted of provision for bad debts of $7.3 million, depreciation and amortization of $4.5 million, finance expenses and accretion of $0.4 million, stock-based compensation expense of $2.1 million, provision for inventory obsolescence of $2.4 million, partially offset by a deferred tax recovery of $0.7 million.

In the year ended December 31, 2021, cash used in operating activities consisted of a net loss of $22.1 million and an investment in net operating assets of $5.3 million, partially offset by non-cash operating expenses of $7.6 million. The investment in net operating assets was primarily attributable to a decrease in inventories of $4.3 million, an increase in other current assets of $1.9 million, a decrease in other long-term assets of $0.1 million, an increase in advances to suppliers of $0.4 million, an increase in unearned interest income of $0.3 million and an increase in other long-term liabilities of $0.3 million. This was partially offset by a decrease in prepaid expenses of $0.5 million, a decrease in accounts receivable of $0.9 million, primarily due to stronger collections as customers start to recover from the pandemic globally during 2021, a decrease in accounts payable of $1.4 million, a decrease in accrued expenses and other current liabilities of $0.9 million and a decrease in severance pay funds of $0.1 million. The non-cash operating expenses consisted mainly of a recovery for bad debts of $0.3 million, depreciation and amortization of $4.9 million, finance expenses and accretion of $1.8 million, stock-based compensation expense of $2.1 million, provision for inventory obsolescence of $1.5 million, loss on the sale of a subsidiary of $0.6 million, gain on forgiveness of government assistance loans of $2.8 million and deferred tax benefit of $0.2 million.

Cash Flows from Investing Activities

In the year ended December 31, 2022, cash used in investing activities consisted of $0.3 million for the purchase of property and equipment.

In the year ended December 31, 2021, cash used in investing activities consisted of $0.5 million for the purchase of property and equipment and the proceeds from the sale of a subsidiary, net of cash relinquished.

Cash Flows from Financing Activities

In the year ended December 31, 2022, cash provided by financing activities consisted primarily of net proceeds from 2022 Private Placement of $6.5 million and proceeds from the issuance of common stock of $2.1 million, partially offset by the $0.5 million repayment of government assistance loans.

In the year ended December 31, 2021, cash provided by financing activities consisted primarily of net proceeds from 2021 Private Placement of $16.7 million, proceeds from the exercise of 2020 December Public Offering Warrants of $0.9 million, proceeds from the exercise of options of $0.4 million, partially offset by the payment of the NeoGraft earn-out liability of $0.1 million, partial repayment of the PPP Loans of $0.7 million and the payment of dividends from subsidiaries to non-controlling interest of $0.3 million.

Contractual Obligations and Other Commitments

Our premises and those of our subsidiaries are leased under various operating lease agreements, which expire on various dates.

As of December 31, 2022, we had non-cancellable purchase orders placed with our contract manufacturers in the amount of $20.8 million. In addition, as of December 31, 2022, we had $1.6 million of open purchase orders that can be cancelled with 270 days' notice, except for a portion equal to 25% of the total amount representing the purchase of "long lead items".

The following table summarizes our contractual obligations as of December 31, 2022, which represent material expected or contractually committed future obligations.

	Payments Due by Period				
	Less than 1 Year	2 to 3 Years	4 to 5 Years	More than 5 Years	Total
	(dollars in thousands)				
Debt obligations, including interest............	$ 13,731	$ 79,768	$ —	$ —	$ 93,499
Operating leases	1,959	2,689	1,545	543	6,736
Purchase commitments................................	21,175	—	—	—	21,175
Total contractual obligations	$ 36,865	$ 82,457	$ 1,545	$ 543	$ 121,410

On March 25, 2021, we entered into an endorsement agreement for the services of Venus Williams, four-time Olympic Gold Medalist, seven-time Grand Slam Champion and entrepreneur, pursuant to which Ms. Williams will act as a brand ambassador for Venus Bliss. The endorsement agreement expired on November 1, 2022.

For an additional description of our commitments see Note 9, "Commitments and Contingencies" to the consolidated financial statements included elsewhere in this Annual Report.

Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structure finance entities.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. These estimates form the basis for judgments we make about the carrying values of our assets and liabilities, which are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included in this Annual Report. We believe that the assumptions and estimates associated with revenue recognition, long-term receivables, allowance for doubtful accounts, warranty accrual, and stock-based compensation have the most significant impact on our consolidated financial statements, and therefore, we consider these to be our critical accounting policies and estimates.

Revenue Recognition

We generate revenue from (1) sales of systems through our subscription model, traditional system sales to customers and distributors, (2) other product revenues from the sale of ARTAS procedure kits, marketing supplies and kits, consumables and (3) service revenue from the sale of our VeroGrafters technician services, and our extended warranty service contracts provided to existing customers. VeroGrafters technician services were discontinued in the fourth quarter of 2021.

We recognize revenues on other products and services in accordance with ASC 606. Revenue is recognized based on the following five steps: (1) identification of the contract(s) with the customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the separate performance obligations in the contract; and (5) recognition of revenue when (or as) the entity satisfies a performance obligation.

We record our revenue net of sales tax and shipping and handling costs.

Long-term receivables

Long-term receivables relate to our subscription revenue or contracts which stipulate payment terms which exceed one year. They are comprised of the unpaid principal balance, net of the allowance for doubtful accounts. These receivables have been discounted based on the implicit interest rate in the subscription lease which range between 8% to 10% for the year ended December 31, 2022, and 8% to 9% for the year ended December 31, 2021. Unearned interest revenue represents the interest only portion of the respective subscription payments and will be recognized in income over the respective payment term as it is earned.

Allowance for doubtful accounts

The allowance for doubtful accounts is based on our assessment of the collectability of customer accounts and the aging of the related invoices and represents our best estimate of probable credit losses in our existing trade accounts receivable. We regularly review the allowance by considering factors such as historical experience, credit quality, the age of the account receivable balances, and current economic conditions that may affect a customer's ability to pay.

Warranty accrual

We generally offer warranties for all our systems against defects for up to three years. The warranty period begins upon shipment and we record a liability for accrued warranty costs at the time of sale of a system, which consists of the remaining warranty on systems sold based on historical warranty costs and management's estimates. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts thereof as necessary. We exercise judgment in estimating expected system warranty costs. If actual system failure rates, freight, material, technical support and labor costs differ from our estimates, we will be required to revise our estimated warranty liability. To date, our warranty reserve has been sufficient to satisfy warranty claims paid.

Stock-Based Compensation

We account for stock-based compensation costs in accordance with the accounting standards for stock-based compensation, which require that all stock-based payments to employees be recognized in the consolidated statements of operations based on their fair values.

The fair value of stock options on the grant date is estimated using the Black-Scholes option-pricing model using the single-option approach. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions, including the options' expected term and the price volatility of the underlying stock, to determine the fair value of the award. We recognize the expense associated with options using a single-award approach over the requisite service period.

Financial statements in U.S. dollars

We believe that the U.S. dollar is the currency in the primary economic environment in which we operate. The U.S. dollar is the most significant currency in which our revenues are generated, and our costs are incurred. In addition, our debt and equity financings are generally based in U.S. dollars. Therefore, our functional currency, and that of our subsidiaries, is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances are re-measured into U.S. dollars in accordance with the principles set forth in ASC 830-10 "Foreign Currency Translation". All exchange gains and losses from re-measurement of monetary balance sheet items resulting from transactions in non-U.S. dollar currencies are recorded as foreign exchange loss (income) in the consolidated statement of operations as they arise.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

As a smaller reporting company, we are not required to provide disclosure for this Item.

Item 8.   Consolidated Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

VENUS CONCEPT INC.   **Page**

Report of Independent Registered Public Accounting Firm (MNP LLP, PCAOB ID: 1930) 83
Consolidated Balance Sheets.. 86
Consolidated Statements of Operations.. 87
Consolidated Statements of Comprehensive Loss.. 88
Consolidated Statements of Stockholders' Equity 89
Consolidated Statements of Cash Flows 90
Notes to Consolidated Financial Statements 91

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Venus Concept Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Venus Concept Inc. and its subsidiaries (the Company) as of December 31, 2022, and 2021, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022, and 2021, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the consolidated financial statements, the Company has reported recurring net losses and negative cash flows from operations, that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases as of January 1, 2022 due to the adoption of ASU No. 2016-02, Leases as amended.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Inventory valuation – Refer to Note 2 and 7 to the consolidated financial statements

Critical Audit Matter Description

As described in Note 2 and 7 to the consolidated financial statements, inventory is valued at the lower of cost and net realizable value, and management records a provision as necessary to appropriately value inventories that are obsolete, have quality issues, or are damaged. Provision expense is recorded in cost of goods sold. As of December 31, 2022, the Company's consolidated net inventories balance was $23,906 ('000) inclusive of the inventory provision.

Auditing management's inventory carrying value adjustments involved significant judgment because the estimates are based on a number of factors that are affected by market, industry, and competitive conditions outside the Company's control. In particular, in estimating inventory carrying value adjustments, management developed assumptions such as forecasts of future sales quantities and the selling prices, which are sensitive to the competitiveness of product offerings, customer requirements, and product life cycles. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How the Critical Audit Matter Was Addressed in the Audit

Our approach to addressing the matter included the following procedures, among others:

● We obtained an understanding, evaluated the design and implementation of internal controls over the Company's inventory carrying value adjustment determination process, including the basis for developing above-described assumptions and management's judgments.

● We observed the physical condition of inventories during inventory counts.

● We evaluated the appropriateness of management's process for developing the estimates of net realizable value.

● We tested the reliability of reports used by management by agreeing to underlying records.

● We tested the reasonableness of the assumptions about quality, damaged inventory, future demand, selling prices and cost necessary to sell by considering historical trends and consistency with evidence obtained in other areas of the audit.

● We confirmed the assumptions related to future sales with individuals within the production and manufacturing teams to ensure consistency with management's estimates.

Going Concern

Critical Audit Matter Description

As described in Note 1 to the consolidated financial statements, the Company may not have sufficient cash to fund its operations, and therefore, must achieve profitable operations and/ or obtain additional equity or debt financing. In addition, the global economy, including the financial and credits markets has recently experienced extreme volatility and disruptions including increases in inflation rates, rising interest rates, foreign currency fluctuations. All these factors point to uncertainty and about economic stability and impacted management's judgements and estimates. Management has prepared future cash flow forecasts, which involves judgement and estimation of key variables that affect cash flows, such as planned capital expenditures, revenue, production volumes and market conditions.

We identified the Company's ability to continue as a going concern as a critical audit matter because auditing the Company's going concern assessment is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned refinancing actions and other assumptions used in the Company's going concern analysis. The Company's ability to execute the planned financing actions are especially judgmental given that the global financial markets and economic conditions have been, and continue to be, volatile.

This matter is also described in the "Material Uncertainty Related to Going Concern" section of our report.

Audit Response

We responded to this matter by evaluating management's assessment of the Company's ability to continue as a going concern. Our audit work in relation to this included, but was not restricted to, the following:

- We evaluated the cash flow forecasts prepared by management and evaluated the integrity and arithmetical accuracy of the model.

- We evaluated the key assumptions used in management's model to estimate future cash flows by comparing assumptions used by management against historical performance, budgets, economic and industry indicators and publicly available information.

- We compared the assumptions related to revenue projections to those used in impairment assessments of non-financial assets.

- We assessed the adequacy of the going concern disclosure included in Note 1 to the consolidated financial statements and consider these to appropriately reflect the assessments that management has performed.

/s/ MNP LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 2019.
Toronto, Canada
March 27, 2023

VENUS CONCEPT INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)

		Year Ended, December 31,		
		2022		**2021**
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	11,569	$	30,876
Accounts receivable, net of allowance of $13,619 and $11,997 as of December 31, 2022, and 2021		37,262		46,918
Inventories		23,906		20,543
Prepaid expenses		1,688		2,737
Advances to suppliers		5,881		5,667
Other current assets		3,702		3,758
Total current assets		84,008		110,499
LONG-TERM ASSETS:				
Long-term receivables, net		20,044		27,710
Deferred tax assets		947		284
Severance pay funds		741		817
Property and equipment, net		1,857		2,669
Operating right-of-use assets, net		5,862		—
Intangible assets		11,919		15,393
Total long-term assets		41,370		46,873
TOTAL ASSETS	$	125,378	$	157,372
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Trade payables	$	8,033	$	8,418
Accrued expenses and other current liabilities		16,667		19,512
Current portion of long-term debt		7,735		—
Income taxes payable		117		294
Unearned interest income		2,397		2,678
Warranty accrual		1,074		1,245
Deferred revenues		1,765		2,030
Operating lease liabilities		1,807		—
Current portion of government assistance loans		—		543
Total current liabilities		39,595		34,720
LONG-TERM LIABILITIES:				
Long-term debt		70,003		77,325
Income tax payable		374		563
Accrued severance pay		867		911
Deferred tax liabilities		—		46
Unearned interest income		957		1,355
Warranty accrual		408		508
Long-term operating lease liabilities		4,221		—
Other long-term liabilities		215		348
Total long-term liabilities		77,045		81,056
TOTAL LIABILITIES		116,640		115,776
Commitments and Contingencies (Note 9)				
STOCKHOLDERS' EQUITY (Note 1):				
Common Stock, $0.0001 par value: 300,000,000 shares authorized as of December 31, 2022 and 2021; 77,125,328 and 63,982,580 issued and outstanding as of December 31, 2022 and 2021, respectively		29		27
Additional paid-in capital		232,169		221,321
Accumulated deficit		(224,105)		(180,405)
TOTAL STOCKHOLDERS' EQUITY		8,093		40,943
Non-controlling interests		645		653
		8,738		41,596
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	125,378	$	157,372

The accompanying notes are an integral part of these consolidated financial statements.

VENUS CONCEPT INC.

Consolidated Statements of Operations
(in thousands, except per share data)

| | Year Ended, December 31, | |
	2022	2021
Revenue		
Leases	$ 35,267	$ 45,094
Products and services	64,230	60,528
	99,497	105,622
Cost of goods sold		
Leases	9,435	10,459
Products and services	24,091	21,069
	33,526	31,528
Gross profit	65,971	74,094
Operating expenses:		
Selling and marketing	40,276	41,920
General and administrative	49,618	40,070
Research and development	10,953	9,646
Gain on forgiveness of government assistance loans	—	(2,775)
Total operating expenses	100,847	88,861
Loss from operations	(34,876)	(14,767)
Other expenses:		
Foreign exchange loss	3,387	2,559
Finance expenses	4,561	4,955
Loss on disposal of subsidiaries	1,482	567
Loss before income taxes	(44,306)	(22,848)
Income tax (benefit) expense	(722)	(707)
Net loss	(43,584)	(22,141)
Net loss attributable to stockholders of the Company	(43,700)	(23,013)
Net income (loss) attributable to non-controlling interest	116	872
Net loss per share:		
Basic	$ (0.66)	$ (0.42)
Diluted	$ (0.66)	$ (0.42)
Weighted-average number of shares used in per share calculation:		
Basic	65,960	54,466
Diluted	65,960	54,466

The accompanying notes are an integral part of these consolidated financial statements.

VENUS CONCEPT INC.

Consolidated Statements of Comprehensive Loss
(in thousands)

| | Year Ended December 31, | |
	2022	2021
Net loss	$ (43,584)	$ (22,141)
Loss attributable to stockholders of the Company	(43,700)	(23,013)
Income (loss) attributable to non-controlling interest	116	872
Comprehensive loss	$ (43,584)	$ (22,141)

The accompanying notes are an integral part of these consolidated financial statements.

VENUS CONCEPT INC.

Consolidated Statement of Stockholders' Equity
(in thousands, except share data)

	Series A Preferred Shares	Series A Preferred Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in-Capital	Accumulated Deficit	Non-controlling Interest	Total Stockholders' Equity
Balance — January 1, 2021	—	—	53,551,126	$ 26	$ 201,598	$ (157,392)	$ (471)	$ 43,761
2021 Private Placement shares, net of costs	3,790,755	—	9,808,418	1	16,587	—	—	16,588
Dividends from subsidiaries	—	—	—	—	—	—	(293)	(293)
December 2020 Public Offering warrants exercise	—	—	361,200	—	903	—	—	903
Beneficial conversion feature	—	—	—	—	152	—	—	152
Acquisition of non-controlling interest	—	—	—	—	(341)	—	341	-
Net loss — the Company	—	—	—	—	—	(23,013)	—	(23,013)
Net loss — non-controlling interest	—	—	—	—	—	—	872	872
Options exercised	—	—	261,836	—	354	—	—	354
Disposal of subsidiary	—	—	—	—	—	—	204	204
Stock-based compensation	—	—	—	—	2,068	—	—	2,068
Balance — December 31, 2021	3,790,755	—	63,982,580	$ 27	$ 221,321	$ (180,405)	$ 653	$ 41,596
Net loss — the Company	—	—	—	—	—	(43,700)	—	(43,700)
Net income — non-controlling interest	—	—	—	—	—	—	116	116
Dividends from subsidiaries	—	—	—	—	—	—	(124)	(124)
Options exercised	—	—	16,464	0*	23	—	—	23
Conversion of 2021 Private Placemat shares	(3,790,755)	—	3,790,755	1	—	—	—	1
2022 Private Placement shares, net of costs	3,185,000	—	1,750,000	0*	6,518	—	—	6,518
Issuance of common stock	—	—	7,585,529	1	2,203	—	—	2,204
Stock-based compensation	—	—	—	—	2,104	—	—	2,104
Balance — December 31, 2022	3,185,000	—	77,125,328	29	232,169	(224,105)	645	8,738

* Presented as $0 due to rounding.

The accompanying notes are an integral part of these consolidated financial statements.

VENUS CONCEPT INC.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,	
	2022	**2021**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (43,584)	$ (22,141)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	4,463	4,854
Stock-based compensation	2,104	2,068
Provision (recovery) for bad debt	7,337	(263)
Provision for inventory obsolescence	2,420	1,456
Finance expenses and accretion	414	1,779
Deferred tax recovery	(709)	(165)
Loss on sale of subsidiaries	—	567
Loss on disposal of property and equipment	158	—
Gain on forgiveness of government assistance loans	—	(2,775)
Changes in operating assets and liabilities:		
Accounts receivable short- and long-term	9,855	(869)
Inventories	(5,783)	(4,261)
Prepaid expenses	1,049	(454)
Advances to suppliers	(214)	(3,080)
Other current assets	56	1,908
Operating right-of-use assets, net	(5,862)	-
Other long-term assets	200	(98)
Trade payables	(385)	2,096
Accrued expenses and other current liabilities	(3,647)	(889)
Current operating lease liabilities	1,807	-
Severance payments	76	(132)
Unearned interest income	(679)	305
Long-term operating lease liabilities	4,221	—
Other long-term liabilities	(277)	323
Net cash used in operating activities	(26,980)	(19,771)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(336)	(512)
Cash received from sale of subsidiaries, net of cash relinquished	-	(40)
Net cash used in investing activities	(336)	(552)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Exercises of 2020 December Public Offering Warrants	—	903
2021 Private Placement, net of costs of $259	—	16,740
2022 Private Placement, net of costs of $202	6,518	—
Proceeds from issuance of common stock	2,135	—
Repayment of government assistance loans	(543)	(738)
Dividends from subsidiaries paid to non-controlling interest	(124)	(293)
Payment of earn-out liability	-	(147)
Proceeds from exercise of options	23	354
Net cash provided by financing activities	8,009	16,819
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(19,307)	(3,504)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH — Beginning of year	30,876	34,380
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH — End of year	$ 11,569	$ 30,876
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for income taxes	$ 329	$ 116
Cash paid for interest	$ 4,147	$ 3,292
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING INFORMATION:		
Common stock issuance costs	$ 438	$ -
2021 Private Placement costs	$ -	$ 259
2022 Private Placement costs	$ 202	$ -

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except share and per share data)

1. NATURE OF OPERATIONS

Venus Concept Inc. is a global medical technology company that develops, commercializes, and sells minimally invasive and non-invasive medical aesthetic and hair restoration technologies and related services. The Company's systems have been designed on cost-effective, proprietary and flexible platforms that enable it to expand beyond the aesthetic industry's traditional markets of dermatology and plastic surgery, and into non-traditional markets, including family and general practitioners and aesthetic medical spas. The Company was incorporated in the state of Delaware on November 22, 2002. In these notes to the consolidated financial statements, the "Company" and "Venus Concept", refer to Venus Concept Inc. and its subsidiaries on a consolidated basis.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future, and, as such, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has had recurring net operating losses and negative cash flows from operations. As of December 31, 2022 and December 31, 2021, the Company had an accumulated deficit of $224,105 and $180,405, respectively. The Company was in compliance with all required covenants as of December 31, 2022, and December 31, 2021. The Company's recurring losses from operations and negative cash flows raise substantial doubt about the Company's ability to continue as a going concern within 12 months from the date that the consolidated financial statements are issued. As of December 31, 2022, and for the twelve months then ended management believes the impact of COVID-19 on our business has largely subsided, but we continue to closely monitor all COVID-19 developments including its impact on our customers, employees, suppliers, vendors, business partners, and distribution channels. In addition, the global economy, including the financial and credit markets, has recently experienced extreme volatility and disruptions, including increases to inflation rates, rising interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. All these factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be predicted, and the Company cannot assure that it will remain in compliance with the financial covenants contained within its credit facilities.

In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures with cash on hand, borrowings, and issuance of capital stock. On June 16, 2020, the Company entered into the Equity Purchase Agreement with Lincoln Park Capital Fund LLC ("Lincoln Park"), which provided that, upon the terms and subject to the conditions and limitations set forth therein, the Company may sell to Lincoln Park up to $31,000 worth of shares of its common stock from time to time over the two-year term of the agreement. Any shares of common stock sold to Lincoln Park will be sold at a purchase price that is based on the prevailing prices of the common stock at the time of each sale. During the year ended December 31, 2022, the Company raised net cash proceeds of $272 under the Equity Purchase Agreement as described below. The Equity Purchase Agreement expired on July 1, 2022. On July 12, 2022, the Company entered into the 2022 LPC Purchase Agreement with Lincoln Park, the details of which are described in Note 16 below. In December 2021, the Company issued and sold to investors 9,808,418 shares of common stock, par value $0.0001 per share, and 3,790,755 shares of the convertible preferred stock, par value $0.0001 per share for the total gross proceeds of $16,999 (see "The 2021 Private Placement" in Note 16). In February 2021, several investors exercised an aggregate of 361,200 December 2020 Public Offering Warrants at the exercise price of $2.50 per share. The total proceeds received by the Company from the December 2020 Public Offering Warrants exercises were $903. In November 2022, the Company issued and sold to investors 1,750,000 shares of common stock, par value $0.0001 per share, and 3,185,000 shares of voting convertible preferred stock, par value $0.0001 per share for the total gross proceeds of $6,720 (see "The 2022 Private Placement" in Note 16). Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur substantial operating losses and net cash outflows from operating activities.

Given the economic uncertainty in U.S. and international markets, the Company cannot anticipate the extent to which the current economic turmoil and financial market conditions will continue to adversely impact the Company's business and the Company may need additional capital to fund its future operations and to access the capital markets sooner than planned. There can be no assurance that the Company will be successful in raising additional capital or that such capital, if available, will be on terms that are acceptable to the Company. If the Company is unable to raise sufficient additional capital, it may be compelled to reduce the scope of its operations and planned capital expenditures or sell certain assets, including intellectual property assets. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from the uncertainty. Such adjustments could be material.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future, and, as such, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Operational Review of Subsidiaries

During the year ended December 31, 2022, the Board of Directors of the Company (the "Board") made several strategic decisions to dissolve itself of underperforming direct sales offices in the countries which were not anticipated to produce sustainable results. As a part of this initiative, the Company has enacted a plan to dissolve its equity interests in Venus Concept Sucursal Colombia ("Venus Colombia"), a branch office of Venus Canada, Venus Concept France SAS ("Venus France"), and Venus Concept Argentina SA ("Venus Argentina"). In November 2022, the Company completed the dissolution of Venus France, and no severance costs are expected to be incurred in association with the planned divestiture of Venus Colombia Venus France, or Venus Argentina. The Company recognized severance and retention costs associated with Venus Concept SL ("Venus Spain") totaling $102 during the year ended December 31, 2022. These disposals will not constitute a strategic shift that will have a major effect on the Company's operations and financial results, therefore the results of operations and net assets of these subsidiaries are not reported as discontinued operations or held for sale, respectively, under the guidance of Accounting Standards Codification ("ASC") 205-20-45.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and with the instructions to Form 10-K and Regulation S-X.

The preparation of these consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company as of December 31, 2022 and through the date of this report filing. The accounting matters assessed included, but were not limited to, the allowance for doubtful accounts and the carrying value of intangible and long-lived assets.

Amounts reported in thousands within this report are computed based on the amounts in dollars. As a result, the sum of the components reported in thousands may not equal the total amount reported in thousands due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages presented are calculated from the underlying numbers in dollars.

In the Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 17, 2021, in the Form 10-Q for the period ended June 30, 2021, filed with the SEC on August 17, 2021, in the form 10-Q for the period ended September 30, 2021, filed with the SEC on November 12, 2021 and in the Form 10-K for the year ended December 31, 2021, filed with the SEC on March 28, 2022, the revenue by geographic location, which is based on the product shipped to location, was presented incorrectly (see below). The Company corrected the presentation in the accompanying consolidated financial statements for the periods presented (see Note 18).

	Reclassification Adjustment				
	Three Months Ended				Year Ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	December 31, 2021
United States	$ (362)	$ (615)	$ (703)	$ (440)	$ (2,120)
International	362	615	703	440	2,120
Total revenue	$ —	$ —	$ —	$ —	$ —

Additionally, the Company performed reclassifications within the Operating Expenses section of the Statements of Operations. The intent was to reclassify clinical affairs costs and clinical training costs previously presented within general and administrative expenses into research and development and selling and marketing expenses, respectively.

The following table summarizes the impact of the reclassification adjustment on the Company's Annual Report on Form 10-K filed on March 28, 2022, as well as the unaudited Form 10-Q filings for the periods in 2021 and 2022:

	As previously reported	Adjustment	As reclassified
Consolidated statements of operations:			
For the year ended December 31, 2021			
Selling and marketing	$ 37,438	$ 4,482	$ 41,920
General and administrative	45,940	(5,870)	40,070
Research and development	8,258	1,388	9,646
Condensed consolidated statements of operations for the three months ended:			
March 31, 2022			
Selling and marketing	9,903	1,181	11,084
General and administrative	13,094	(1,622)	11,472
Research and development	2,202	441	2,643
March 31, 2021			
Selling and marketing	7,854	1,052	8,906
General and administrative	12,165	(1,408)	10,757
Research and development	2,051	356	2,407
June 30, 2022			
Selling and marketing	9,487	1,036	10,523
General and administrative	14,249	(1,312)	12,937
Research and development	2,436	276	2,712
June 30, 2021			
Selling and marketing	10,114	1,139	11,253
General and administrative	7,828	(1,468)	6,360
Research and development	2,024	329	2,353
September 30, 2022			
Selling and marketing	8,094	1,275	9,369
General and administrative	14,128	(1,723)	12,405
Research and development	2,576	448	3,024
September 30, 2021			
Selling and marketing	8,775	1,035	9,810
General and administrative	11,990	(1,337)	10,653
Research and development	1,930	302	2,232

Reclassification of Comparative Amounts

The Company previously offset certain Trade Payables with Advances to Suppliers associated with one vendor. In accordance with U.S. GAAP, the Company determined there is no intent to settle the Trade Payables on a net basis. The error is a reclassification which results in an increase of Trade Payables and Advances to Suppliers. Items previously reported have been reclassified to conform to U.S. GAAP and the reclassification did not have any impact on the consolidated statements of operations, consolidated statements of comprehensive loss, or consolidated statement of stockholders' equity.

The following table summarizes the impact of the reclassification adjustments on the Company's Form 10-K previously filed on March 28, 2022 as well as the unaudited condensed consolidated balance sheets for the affected Quarterly Periods in 2022:

	As previously reported	Adjustment	As reclassified
Consolidated balance sheets:			
December 31, 2021			
Advances to suppliers	$ 2,162	$ 3,505	$ 5,667
Trade payables	4,913	3,505	8,418
March 31, 2022			
Advances to suppliers	3,532	2,856	6,388
Trade payables	4,788	2,856	7,644
June 30, 2022			
Advances to suppliers	2,869	3,090	5,959
Trade payables	4,184	3,090	7,274
September 30, 2022			
Advances to suppliers	3,605	2,186	5,791
Trade payables	6,093	2,186	8,279

The following table summarizes the impact of the reclassification adjustments on the Company's Form 10-K previously filed on March 28, 2022 as well as the unaudited condensed consolidated statements of cash flows for the affected Quarterly Periods in 2022:

	As previously reported	Adjustment	As reclassified
Consolidated statements of cash flows:			
For the year ended December 31, 2021			
Changes in operating assets and liabilities:			
Advances to suppliers	$ 425	$ (3,505)	$ (3,080)
Trade payables	(1,409)	3,505	2,096
For the three months ended March 31, 2022			
Changes in operating assets and liabilities:			
Advances to suppliers	(1,370)	(2,856)	(4,226)
Trade payables	(125)	2,856	2,731
For the three months ended March 31, 2021			
Changes in operating assets and liabilities:			
Advances to suppliers	(1,417)	(1,680)	(3,097)
Trade payables	(178)	1,680	1,502
For the six months ended June 30, 2022			
Changes in operating assets and liabilities:			
Advances to suppliers	(707)	(3,090)	(3,797)
Trade payables	(729)	3,090	2,361
For the six months ended June 30, 2021			
Changes in operating assets and liabilities:			
Advances to suppliers	(772)	(2,291)	(3,063)
Trade payables	(640)	2,291	1,651
For the nine months ended September 30, 2022			
Changes in operating assets and liabilities:			
Advances to suppliers	(1,443)	(2,186)	(3,629)
Trade payables	1,180	2,186	3,366
For the nine months ended September 30, 2021			
Changes in operating assets and liabilities:			
Advances to suppliers	(142)	(2,500)	(2,642)
Trade payables	(1,573)	2,500	927

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Venus Concept Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated on consolidation. Where the Company does not own 100% of its subsidiaries, it accounts for the partial ownership interest through non-controlling interest.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, the implicit interest rate used to record lease revenue, allowance for doubtful accounts, inventory valuation, stock-based compensation, warranty accrual, the valuation and measurement of deferred tax assets and liabilities, accrued severance pay, useful lives of property and equipment, earn-out liability, useful lives of intangible assets, impairment of long-lived assets and valuation of acquired intangible assets. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from those estimates.

Foreign Currency

The consolidated financial statements are presented in U.S. dollars. Amounts reported in thousands within this report are computed based on the amounts in dollars. As a result, the sum of the components reported in thousands may not equal the total amount reported in thousands due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages presented are calculated from the underlying numbers in dollars. The Company and its subsidiaries' functional currency is the U.S. dollar as determined by management.

All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-functional currencies are recorded in the consolidated statements of operations as they arise.

In respect of transactions denominated in currencies other than the Company and its subsidiaries' functional currencies, the monetary assets and liabilities are remeasured at the period end rates. Revenue and expenses are remeasured at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these transactions are recognized in the consolidated statements of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist primarily of funds invested in readily available checking and savings accounts, investments in money market funds and short-term time deposits.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, accounts receivable and long-term receivables. The Company's cash and cash equivalents are invested primarily in deposits with major banks worldwide, as such minimal credit risk exists with respect to such investments. The Company's trade receivables are derived from global sales to customers. An allowance for doubtful accounts is provided with respect to all balances for which collection is deemed to be doubtful.

Risks and Uncertainties

While the impact of COVID-19 on our Company has largely subsided, we continue to closely monitor all COVID-19 developments including its impact on our customers, employees, suppliers, vendors, business partners, and distribution channels. In addition, the global economy, including the financial and credit markets, has recently experienced extreme volatility and disruptions, including increases to inflation rates, rising interest rates, foreign currency impacts, and declines in economic growth. All these factors point to uncertainty about economic stability, and the severity and duration of these conditions on our Company cannot be predicted.

Besides COVID-19, the Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, continued acceptance of the Company's products, competition from substitute products and larger companies, protection of proprietary technology, strategic relationships and dependence on key individuals. If the Company fails to adhere to the FDA's Quality System Regulation, or regulations in countries other than the United States, the FDA or other regulators may withdraw its market clearances or take other action. The Company relies on suppliers to manufacture some of the components used in its products. The Company's suppliers may encounter supply interruptions or problems during manufacturing due to a variety of reasons, including failure to comply with applicable regulations, including the FDA's Quality System Regulation, making errors in manufacturing or losing access to critical services and components, any of which could delay or impede the Company's ability to meet demand for its products.

The Company has borrowings with interest rates that are subject to fluctuations as charged by the lender. The Company does not use derivative financial instruments to mitigate the exposure to interest rate risk. The Company's objective is to have sufficient liquidity to meet its liabilities when due. The Company monitors its cash balances and cash used in operating activities to meet its requirements. As of December 31, 2022 and 2021, the most significant financial liabilities are trade payables, accrued expenses and other current liabilities and long-term debt.

Concentration of Customers

For the years ended December 31, 2022 and 2021, there were no customers accounting for more than 10% of the Company's revenue and no customers accounting for more than 10% of the Company's accounts receivable.

Allowance for Doubtful Accounts

Trade accounts receivable do not bear interest and are typically not collateralized. The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for doubtful accounts. Uncollectible accounts are charged to expense when deemed uncollectible, and accounts receivable are presented net of an allowance for doubtful accounts. Accounts receivable are deemed past due in accordance with the contractual terms of the agreement. Actual losses may differ from the Company's estimates and could be material to the Company's consolidated financial position, results of operations and cash flows. The allowance for doubtful accounts was $13,619 and $11,997 as of December 31, 2022 and 2021, respectively.

Inventory

Inventories are stated at the lower of cost or net realizable value and include raw materials, work in progress and finished goods. Cost is determined as follows:

Raw Materials and Work in Progress ("WIP") – Cost is determined on a standard cost basis utilizing the weighted average cost of historical purchases, which approximates actual cost.

The cost of WIP and finished goods includes the cost of raw materials and the applicable share of the cost of labor and fixed and variable production overheads.

The Company regularly evaluates the value of inventory based on a combination of factors including the following: historical usage rates, product end of life dates, technological obsolescence and product introductions. The Company includes demonstration units within inventories. Proceeds from the sale of demonstration units are recorded as revenue.

Long-term Receivables

Long-term receivables relate to the Company's subscription revenue or contracts which stipulate payment terms which exceed one year. They are comprised of the unpaid principal balance, plus accrued interest, net of the allowance for credit losses. These receivables have been discounted based on the implicit interest rate in the subscription lease which range between 8% to 10% for the year ended December 31, 2022 and 8% to 9% for the year ended December 31, 2021. Unearned interest revenue represents the interest only portion of the respective subscription payments and will be recognized in income over the respective payment term as it is earned.

Deferred revenues represent payments received prior to the income being earned. Once the equipment has been delivered or the services have been rendered, these amounts are recognized in income.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is between three and ten years. Leasehold improvements are depreciated over the lesser of the life of the lease or the useful life of the improvements. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheets, and any resulting gain or loss is reflected in the consolidated statements of operations.

Leases

The Company determines if an agreement is, or contains, a lease at inception. An agreement is, or contains, a lease if the contact conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company leases assets including land and buildings, vehicles, and equipment. For leases with a term of 12 months or less or of low value, the payments are expensed as incurred.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

An operating lease is a lease in which a lessor transfers the use of an asset to a lessee for a period of time but does not effectively transfer control of the underlying asset. For lessees, a lease is a finance lease if the lessee effectively obtains control of the underlying asset, by meeting any of the following five criteria:

    i.   The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

    ii.   The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

iii.   The lease term is for a major part (generally 75%) of the remaining economic life of the underlying asset.

iv.   The sum of the lease payments and the present value of any residual value guaranteed by the lessee amounts to or exceeds substantially all (generally 90%) of the fair value of the underlying asset.

v.   The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

For a finance lease, the right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. For an operating lease, amortization of the right-of-use asset is calculated as the difference between the straight-line rent expense and the interest expense on the lease liability for a given period. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company uses its incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The Company has determined that there are no variable payments, residual value guarantees, lease renewal options or early termination options that are reasonably certain to be exercised, and therefore have been excluded these from initial measurement.

The lease liabilities are subsequently measured at amortized cost using the effective interest method. They are remeasured when there is a change in future lease payments arising from a change in the lease term, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

All of our leases for which we are the lessee are operating leases and are included within operating lease right-of-use assets, net, operating lease liabilities, and long-term operating lease liabilities in our Consolidated Balance Sheets.

Intangible Assets

Intangible assets consist of customer relationships, brand, technology and supplier agreement. Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the respective assets, which range from approximately six to fifteen years.

The useful lives of intangible assets are based on the Company's assessment of various factors impacting estimated cash flows, such as the product's position in its lifecycle, the existence or absence of like products in the market, various other competitive and regulatory issues, and contractual terms.

Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets in accordance with FASB, ASC 360-10, "Accounting for the Impairment of Long-Lived Assets". This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the assets' carrying amounts may not be recoverable. For assets that are to be held and used, impairment is assessed when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying values. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value and estimated net realizable value. During the years ended December 31, 2022 and 2021, there was no impairment of long-lived assets.

Debt Issuance Costs

Costs related to the issuance of debt are presented as a direct deduction to the carrying value of the debt and are amortized to accretion expenses using the effective interest rate method over the term of the related debt.

Derivatives

The Company reviews the terms of convertible notes, equity instruments and other financing arrangements to determine whether there are embedded derivative instruments, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument. Derivative financial instruments are initially measured at their fair value. Derivative financial instruments that are accounted for as liabilities, are initially recorded at fair value and then re-valued at each reporting date, with changes in the fair value recognized in the consolidated statements of operations.

Revenue Recognition

The Company adopted ASC 606 "Revenue from contract with customers" ("ASC 606") on January 1, 2019 using the modified retrospective method for all contracts not completed as of the date of adoption. The adoption of ASC 606 represents a change in accounting principle that will more closely align revenue recognition with the delivery of the Company's goods or services and will provide the consolidated financial statements' readers with enhanced disclosures.

The Company generates revenue from (1) sales of systems through the subscription model, traditional system sales to customers and distributors, (2) other product revenues from the sale of ARTAS procedure kits, marketing supplies and kits, consumables and (3) service revenue from the sale of VeroGrafters technician services and an extended warranty service contracts provided to existing customers. VeroGrafters technician services were discontinued in the fourth quarter of 2021.

Many of the Company's products are sold under subscription contracts with control passing to the customer at the earlier of the end of the term and when the payment is received in full. The subscription contracts include an initial deposit followed by monthly installments typically over a period of 36 months. In accordance with ASC 840 "Leases" ("ASC 840"), these arrangements are considered to be sales-type leases, where the present value of all cash flows to be received within the arrangement is recognized upon shipment to the customer and achievement of the required revenue recognition criteria. Various accounting and reporting systems are used to monitor subscription receivables which include providing access codes to operate the machines to paying customers and restricting access codes on machines to non-paying customers.

The Company recognizes revenues on other products and services in accordance with ASC 606. Revenue is recognized based on the following five steps: (1) identification of the contract(s) with the customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; and (4) allocation of the transaction price to the separate performance obligations in the contract; and (5) recognition of revenue when (or as) the entity satisfies a performance obligation.

The Company does not grant rights of return to its end customers. The Company's products sold through arrangements with distributors are non-refundable, non-returnable and without any rights of price protection. The Company records revenue net of sales tax and shipping and handling costs.

Cost of Goods

For subscription sales (qualifying as sales-type lease arrangements) and product sales, the costs are recognized upon shipment to the customer or distributor.

Advertising Costs

The cost of advertising and media is expensed as incurred. For the years ended December 31, 2022 and 2021, advertising costs totaled $1,776 and $1,821, respectively.

Research and Development

Research and development costs are charged to operations as incurred. Major components of research and development expenses consist of personnel costs, including salaries and benefits, hardware and software research and development costs, and clinical studies.

Warranty

The Company provides a standard warranty against defects for all of its systems. The warranty period begins upon shipment and is for a period of one to three years.

The Company records a liability for accrued warranty costs at the time of sale of a system, which consists of the warranty on products sold based on historical warranty costs and management's estimates. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts thereof as necessary. The Company also provides an extended warranty service. Extended warranty can be purchased at any time after the purchase of a system and prior to the expiration of the standard warranty provided with the sale of the system. Extended warranty services include standard warranty services.

The Company recognizes the revenue from the sale of an extended warranty over the period of the extended warranty and accounts it for separately from the standard warranty.

Income Taxes

The Company follows the deferred income taxes method of accounting for income taxes. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying values of accounts and their respective income tax basis. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years during which the temporary differences are expected to be realized or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date.

The Company establishes valuation allowances when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized. The Company evaluates tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a "more likely-than-not" threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the "more likely-than-not" threshold are not permitted to be recognized in the consolidated financial statements.

Uncertain Tax Positions

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained on examination based on the technical merit of the position. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments. The Company recognizes interest charges and penalties related to unrecognized tax benefits as a component of the tax provision and recognizes interest charges and penalties related to recognized tax positions in the accompanying consolidated statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation – Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company's consolidated statements of operations.

The fair value of stock options ("options") on the grant date is estimated using the Black-Scholes option-pricing model using the single-option approach. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions, including the option's expected term and the price volatility of the underlying stock, to determine the fair value of the award. The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards. The Company has made a policy choice to account for forfeitures when they occur.

Net Loss Per Share

The Company computes net (loss) income per share in accordance with ASC Topic 260, "Earnings Per Share" ("ASC 260") and related guidance, which requires two calculations of net (loss) income attributable to the Company's shareholders per share to be disclosed: basic and diluted. Convertible preferred shares are participating securities and are included in the calculation of basic and diluted net (loss) income per share using the two-class method. In periods where the Company reports net losses, such losses are not allocated to the convertible preferred shares for the computation of basic or diluted net (loss) income.

Diluted net (loss) income per share is the same as basic net (loss) income per share for the periods in which the Company had a net loss because the inclusion of outstanding common stock equivalents would be anti-dilutive.

Recently Adopted Accounting Standards

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). The authoritative guidance intended to provide consistent and transparent disclosures around government assistance by requiring disclosures of the type of government assistance, our accounting for the government assistance and the effect on our financial statements. This guidance was effective for the Company for the year ended December 31, 2021. See Note 14 for more details regarding government assistance.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 "Leases (Topic 842)" ("ASU 2016-02"), which requires lessees to put most leases on the balance sheet but recognize expense on the income statement in a manner similar to current accounting.

On January 1, 2022, the Company adopted the standard and all related amendments, using the optional transition method (modified retrospective approach) applied to leases at the adoption date. Under the modified retrospective approach, comparative periods have not been restated and continue to be reported under the accounting standards in effect for those periods.

The Company elected the optional package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs. The Company also elected the practical expedient to not separate lease components from non-lease components for real estate leases.

As a result of the adoption of ASU 2016-02, the Company recorded right-of-use assets ("ROU") of $5,862 and corresponding lease liabilities of $6,028 with no adjustment made to opening accumulated deficit.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. Upon adoption of ASU 2016-02, ROU assets were adjusted for deferred rent and prepaids as of January 1, 2022. Lease expense is recognized on a straight-line basis over the expected lease term. The Company's incremental borrowing rate is used in determining the present value of future payments at the commencement date of the lease, or for the adoption of ASU 2016-02, at January 1, 2022. Balances related to operating leases are included in ROU assets and current or noncurrent lease liabilities on the consolidated balance sheet.

All real estate leases are recorded on the balance sheet. Equipment and other non-real estate leases with an initial term of twelve months or less are not recorded on the balance sheet. Lease agreements for some locations provide for rent escalations and renewal options. Many leases include one or more options to renew the lease at the end of the initial term. The Company considered renewals in its ROU assets and operating lease liabilities. Certain real estate leases require payment for taxes, insurance and maintenance which are considered non-lease components. The company excluded the non-lease components for all real estate leases and included the non-lease components for all other leases (e.g., cars and equipment). The non-lease components were not separated for certain assets, as there may be no practical way to split the components in certain leases (e.g., cars) and are not material to the company.

The Company determines if an arrangement is a lease at inception. The Company must consider whether the contract conveys the right to control the use of an identified asset. Certain arrangements require significant judgment to determine if an asset is specified in the contract and if the Company directs how and for what purpose the asset is used during the term of the contract.

In October 2021, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an entity (acquirer) to recognize and measure contract assets and liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. This update is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The adoption of the guidance did not have a material impact on the Company's consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260): Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)", which clarifies and reduces diversity in an issuer's accounting for a modification or an exchange of a freestanding equity-classified written call option that remains equity being classified after modification or exchange as (1) an adjustment to equity and, if so, the related earnings per share (EPS) effects, if any, or (2) an expense and, if so, the manner and pattern of recognition. This was effective for fiscal years beginning after December 15, 2021, and interim periods within those years. The adoption of the guidance did not have a material impact on the Company's consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update ("ASU") 2020-04 - Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASC Topic 848). This authoritative guidance provides optional relief for companies preparing for the discontinuation of interest rates such as LIBOR, which was phased out at the end of calendar 2021, and applies to lease contracts, hedging instruments, held-to-maturity debt securities and debt arrangements that have LIBOR as the benchmark rate. This guidance can be applied for a limited time, as of the beginning of the interim period that includes March 12, 2020 or any date thereafter, through December 31, 2022. The guidance may no longer be applied after December 31, 2022. In January 2021, the FASB issued authoritative guidance that makes amendments to the new rules on accounting for reference rate reform. The amendments clarify that all derivative instruments affected by the changes to interest rates used for discounting, margining or contract price alignment, regardless of whether they reference LIBOR, or another rate expected to be discontinued as a result of reference rate reform, an entity may apply certain practical expedients in ASC Topic 848. The adoption of the guidance did not have a material impact on the Company's consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12 – Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, an authoritative guidance that simplifies the accounting for income taxes by removing certain exceptions and making simplifications in other areas. It is effective from the first quarter of fiscal year 2022, with early adoption permitted in any interim period. The amendments have differing adoption methods including retrospectively, prospectively and/or modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption, depending on the specific change. The adoption of the guidance did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

In August 2020, the FASB issued ASU No. 2020-06 ("ASU 2020-06"): Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40). ASU 2020-06 reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion and beneficial conversion models. The diluted net income per share calculation for convertible instruments will require us to use the if-converted method. For contracts in an entity's own equity, the type of contracts primarily affected by this update are freestanding and embedded features that are accounted for as derivatives under the current guidance due to a failure to meet the settlement conditions of the derivative scope exception. This update simplifies the related settlement assessment by removing the requirements to (i) consider whether the contract would be settled in registered shares, (ii) consider whether collateral is required to be posted, and (iii) assess shareholder rights. ASU 2020-06 is effective for the Company on January 1, 2024, with early adoption permitted. ASU No. 2020-06 can be adopted on either a fully retrospective or modified retrospective basis. The Company is currently assessing the impact of applying this guidance as well as when to adopt this guidance.

In February 2020, the FASB issued authoritative guidance (ASU 2020-02 – Financial Instruments – Credit Losses (Topic 326) and Leases (Topic 842)) that amends and clarifies Topic 326 and Topic 842. For Topic 326, the codification was updated to include the SEC staff interpretations associated with registrants engaged in lending activities. ASC Topic 326 is effective for annual periods beginning after January 1, 2023, including interim periods within those fiscal years. The Company is currently assessing the impact of applying this guidance.

3. NET LOSS PER SHARE

Basic net loss per share is calculated by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing net loss by the weighted-average number of common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock warrants and stock options are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

The following table sets forth the computation of basic and diluted net loss and the weighted average number of shares used in computing basic and diluted net loss per share (in thousands, except per share data):

| | For the year ended December 31, | |
	2022	2021
Numerator:		
Net loss	$ (43,584)	$ (22,141)
Net loss allocated to stockholders of the Company	$ (43,700)	$ (23,013)
Denominator:		
Weighted-average shares of common stock outstanding used in computing net loss per share, basic and diluted	65,960	54,466
Net loss per share:		
Basic and diluted	$ (0.66)	$ (0.42)

Due to the net loss, all the outstanding shares of common stock equivalents were excluded from the calculation of diluted net loss per share attributable to common stockholders for the years ended December 31, 2022 and 2021 because including them would have been antidilutive:

| | December 31, | |
	2022	2021
Options to purchase common stock and restricted stock units ("RSUs")	12,741,394	5,977,179
Preferred stock	31,850,000	3,790,755
Restricted Stock	388,750	-
Shares reserved for convertible notes	8,215,706	8,213,880
Warrants for common stock	15,928,867	15,928,867
Total potential dilutive shares	69,124,717	33,910,681

4. SALE OF SUBSIDIARIES

Beginning in 2020, the Company made several strategic decisions to divest itself of underperforming direct sales offices in the countries which were not anticipated to produce sustainable results. As a part of this initiative over the course of fiscal year ended December 31, 2021, the Company completed the following transactions:

- Sold its share (80%) in its subsidiary, Venus Concept Africa (Pty) Ltd., to a non-controlling shareholder for a nominal cash consideration. The disposal resulted in a loss of approximately $188 for the year ended December 31, 2021, and no expenses for the year ended December 31, 2022.

- In 2020, the Company sold its share (51%) in its Indian subsidiary, Venus Aesthetic LLP, to an unrelated third party for cash consideration of $400. The disposal resulted in a loss of approximately $579. In 2021 the Company wrote off the accounts receivable from the subsidiary disposal of $379.

- Filed a Certificate of Dissolution to dissolve its wholly-owned subsidiary, Restoration Robotics Spain S.L. The dissolution resulted in no losses recognized for the year ended December 31, 2021.

As a part of this initiative over the course of fiscal year ended December 31, 2022, the Company completed the following:

- Filed a Certificate of Dissolution to dissolve its wholly-owned subsidiary, Venus France. The dissolution resulted in a loss of approximately $60 for the year ended December 31, 2022.

As these disposals did not constitute a strategic shift that will have a major effect on the Company's operations and financial results, and total operating revenue of the disposed subsidiaries did not exceed 15% of the Company's total revenue, therefore the results of operations for disposed subsidiaries were not reported as discontinued operations under the guidance of ASC 205- 20- 45.

In addition to the above, on September 7, 2021, the Company acquired the non-controlling interest (45%) in its subsidiary in China, Venus Concept (Shanghai) Co., Ltd, for a nominal consideration.

5. FAIR VALUE MEASUREMENTS

Financial assets and financial liabilities are initially recognized at fair value when the Company becomes a party to the contractual provisions of the financial instrument. Subsequently, all financial instruments are measured at amortized cost using the effective interest method.

The financial instruments of the Company consist of cash and cash equivalents, restricted cash, accounts receivable, long-term receivables, lines of credit, trade payables, government assistance loans, accrued expenses and other current liabilities, other long-term liabilities and long-term debt. In view of their nature, the fair value of these financial instruments approximates their carrying amounts.

The Company measures the fair value of its financial assets and financial liabilities using the fair value hierarchy. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Guaranteed investment certificates are classified within Level 2 as the Company uses alternative pricing sources and models utilizing market observable inputs for valuation. Contingent earn-out consideration was classified within Level 3. The following tables set forth the fair value of the Company's Level 1, Level 2 and Level 3 financial assets and liabilities within the fair value hierarchy:

	Fair Value Measurements as of December 31, 2022			
	Quoted Prices in Active Markets using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Guaranteed Investment Certificates	$ —	$ 59	$ —	$ 59
Total assets	$ —	$ 59	$ —	$ 59

	Fair Value Measurements as of December 31, 2021			
	Quoted Prices in Active Markets using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Guaranteed Investment Certificates	$ —	$ 64	$ —	$ 64
Total assets	$ —	$ 64	$ —	$ 64

6. ACCOUNTS RECEIVABLE

The Company's products may be sold under subscription contracts with control passing to the customer at the end of the lease term, which is generally 36 months. These arrangements are considered to be sales-type leases, where the present value of all cash flows to be received within the arrangement is recognized upon shipment to the customer as lease revenue.

A financing receivable is a contractual right to receive money, on demand or on fixed or determinable dates, that is recognized as an asset on the Company's consolidated balance sheets. The Company's financing receivables, consisting of its sales-type leases, totaled $40,377 and $53,887 at December 31, 2022 and 2021, respectively, and are included in accounts receivable and long-term receivables on the consolidated balance sheets. The Company evaluates the credit quality of an obligor at lease inception and monitors credit quality over the term of the underlying transactions.

The Company performed an assessment of the allowance for doubtful accounts as of December 31, 2022 and 2021. Based upon such assessment, the Company recorded an allowance for doubtful totaling $13,619 and $11,997 as of December 31, 2022 and 2021, respectively.

A summary of the Company's accounts receivables is presented as follows:

	As of December 31,			
		2022		**2021**
Gross accounts receivable	$	70,925	$	86,625
Unearned income		(3,354)		(4,033)
Allowance for doubtful accounts		(13,619)		(11,997)
	$	53,952	$	70,595
Reported as:				
Current trade receivables	$	37,262	$	46,918
Current unearned interest income		(2,397)		(2,678)
Long-term trade receivables		20,044		27,710
Long-term unearned interest income		(957)		(1,355)
	$	53,952	$	70,595

Current subscription contracts are reported as part of accounts receivable. The following are the contractual commitments, net of allowance for doubtful accounts, to be received by the Company over the next 5 years:

					December 31,				
		Total		**2023**	**2024**	**2025**	**2026**	**2027**
Current financing receivables, net of allowance of $6,938	$	20,333	$	20,333	$ —	$ —	$ —	$ —
Long-term financing receivables, net of allowance of $906		20,044		—	15,965	4,029	50	—
	$	40,377	$	20,333	$ 15,965	$ 4,029	$ 50	$ —

Accounts receivable do not bear interest and are typically not collateralized. The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for doubtful accounts. Uncollectible accounts are charged to expense when deemed uncollectible, and accounts receivable are presented net of an allowance for doubtful accounts. Accounts receivable are deemed past due in accordance with the contractual terms of the agreement. Actual losses may differ from the Company's estimates and could be material to its consolidated financial position, results of operations and cash flows.

The allowance for doubtful accounts consisted of the following activity for years ended December 31, 2022 and 2021:

	As of December 31,			
		2022		**2021**
Balance at beginning of year	$	11,997	$	18,490
Write-offs		(5,715)		(6,230)
(Recovery) provision		7,337		(263)
Balance at end of year	$	13,619	$	11,997

7. SELECT BALANCE SHEET AND STATEMENT OF OPERATIONS INFORMATION

Inventory

Inventory consists of the following:

	December 31,	
	2022	**2021**
Raw materials	$ 2,478	$ 2,368
Work-in-progress	2,112	1,649
Finished goods	19,316	16,526
Total inventory	$ 23,906	$ 20,543

Additions to inventory are primarily comprised of newly produced units and applicators, refurbishment cost from demonstration units and used equipment which were reacquired during the year from upgraded sales. The Company expensed $31,555 ($28,089 in 2021) in cost of goods sold during the year. The balance of cost of goods sold represents the sale of applicators, parts and warranties.

The Company provides for excess and obsolete inventories when conditions indicate that the inventory cost is not recoverable due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Inventory provisions are measured as the difference between the cost of inventory and net realizable value to establish a lower cost basis for the inventories. As of December 31, 2022, a provision for obsolescence of $3,258 ($2,213 in 2021) was taken against inventory.

Property and Equipment, Net

Property and equipment, net consist of the following:

	Useful Lives (in years)	December 31,	
		2022	**2021**
Lab equipment tooling and molds	4 – 10	$ 4,356	$ 8,194
Office furniture and equipment	6 – 10	1,240	1,743
Leasehold improvements	up to 10	794	1,839
Computers and software	3	906	1,939
Vehicles	5 – 7	37	37
Demo units	5	214	114
Total property and equipment		7,547	13,866
Less: Accumulated depreciation		(5,690)	(11,197)
Total property and equipment, net		$ 1,857	$ 2,669

Depreciation expense amounted to $990 and $1,381 for the years ended December 31, 2022 and 2021.

Other Current Assets

	December 31,			
	2022		**2021**	
Government remittances [1]	$	1,602	$	1,322
Consideration receivable from subsidiaries sale		629		1,405
Deferred financing costs		301		223
Sundry assets and miscellaneous		1,170		808
Total other current assets	$	3,702	$	3,758

[1] Government remittances are receivables from the local tax authorities for refund of sales taxes and income taxes.

Accrued Expenses and Other Current Liabilities

	December 31,			
	2022		**2021**	
Payroll and related expense	$	2,244	$	1,770
Accrued expenses		5,045		6,584
Commission accrual		3,761		4,529
Sales and consumption taxes		5,617		6,629
Total accrued expenses and other current liabilities	$	16,667	$	19,512

Warranty Accrual

The following table provides the details of the change in the Company's warranty accrual:

	December 31,			
	2022		**2021**	
Balance as of the beginning of the year	$	1,753	$	1,639
Warranties issued during the year		993		1,231
Warranty costs incurred during the year		(1,264)		(1,117)
Balance at the end of the year	$	1,482	$	1,753
Current		1,074		1,245
Long-term		408		508
Total	$	1,482	$	1,753

Finance Expenses

The following table provides the details of the Company's finance expenses:

| | December 31, | | | |
	2022		2021	
Interest expense	$	4,297	$	3,720
Accretion on long-term debt and amortization of fees		264		1,235
Total finance expenses	$	4,561	$	4,955

8. LEASES

The following presents the various components of lease costs.

| | Year Ended December 31, | |
	2022	
Operating lease cost	$	1,942,765
Short-term lease cost		267,503
Total lease cost	$	2,210,268

The following table presents supplemental information relating to the cash flows arising from lease transactions. Cash payments related to short-term leases are not included in the measurement of operating lease liabilities, and as such, are excluded from the amounts below.

| | Year Ended December 31, | |
	2022	
Operating cash outflows from operating leases	$	1,943

The following table presents the weighted-average lease term and discount rate for operating leases.

| | Year Ended December 31, |
	2022
Operating leases	
Weighted-average remaining lease term	4.2 yrs.
Weighted-average discount rate	4.00%

The following table presents a maturity analysis of expected undiscounted cash flows for operating leases on an annual basis for the next five years and thereafter.

Years ending December 31,	Operating leases	
2023	$	1,807
2024		1,409
2025		1,228
2026		1,038
2027		594
Thereafter		544
Imputed Interest (1)		(592)
Total	$	6,028

(1) Imputed interest represents the difference between undiscounted cash flows and cash flows.

9. INTANGIBLE ASSETS

In November 2019, the Company completed its business combination with Venus Ltd. and the business of Venus Ltd. became the primary business of the Company (the "Merger"), which included the addition of amortizable intangible assets, represented by the technology ($16,900) and the brand name ($1,200).

The carrying values of goodwill and indefinite-life intangible assets are subject to annual impairment assessment as of the last day of each fiscal year. Between annual assessments, impairment review may also be triggered by any significant events or changes in circumstances affecting the Company's business. Based on the analysis of the intangible assets performed by management as of December 31, 2022 and 2021, no impairment was considered necessary.

Intangible assets net of accumulated amortization were as follows:

| | At December 31, 2022 | | |
	Gross Amount	Accumulated Amortization	Net Amount
Customer relationships	$ 1,400	$ (429)	$ 971
Brand	2,500	(1,066)	1,434
Technology	16,900	(8,919)	7,981
Supplier agreement	3,000	(1,467)	1,533
Total intangible assets	$ 23,800	$ (11,881)	$ 11,919

| | At December 31, 2021 | | |
	Gross Amount	Accumulated Amortization	Net Amount
Customer relationships	$ 1,400	$ (336)	$ 1,064
Brand	2,500	(803)	1,697
Technology	16,900	(6,103)	10,797
Supplier agreement	3,000	(1,165)	1,835
Total intangible assets	$ 23,800	$ (8,407)	$ 15,393

Amortization expense was $3,473 for the years ended December 31, 2022 and 2021.

Estimated amortization expense for the next five fiscal years and all years thereafter are as follows:

Years ending December 31,

2023	$ 3,473
2024	3,473
2025	3,004
2026	657
2027	657
Thereafter	655
Total	$ 11,919

10. COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2022, the Company has non-cancellable purchase orders placed with its contract manufacturers in the amount of $20,775. In addition, as of December 31, 2022, the Company had $1,599 of open purchase orders that can be cancelled with 270 days' notice, except for a portion equal to 25% of the total amount representing the purchase of "long lead items".

On March 25, 2021, the Company entered into an endorsement agreement for the services of Venus Williams, four-time Olympic Gold Medalist, seven-time Grand Slam Champion and entrepreneur, pursuant to which Ms. Williams will act as a brand ambassador for Venus Bliss. The endorsement agreement expired on November 1, 2022.

Aggregate service and purchase commitments with manufacturers as of December 31, 2022 are as follows:

Years ending December 31,		Purchase and Service Commitments
2023	$	21,174,831
2024		—
2025		—
2026		—
2027		—
Thereafter		—
Total	$	21,174,831

Legal Proceedings

Purported Shareholder Class Actions

In 2018 and 2019, four putative shareholder class action complaints were filed against Restoration Robotics, Inc., certain of its former officers and directors, certain of its venture capital investors, and the underwriters of the initial public offering ("IPO"). Two claims, captioned Wong v. Restoration Robotics, Inc., et al., No. 18CIV02609, and Li v. Restoration Robotics, Inc., et al., No. 19CIV08173 (together, the "State Actions"), were filed in the Superior Court of the State of California, County of San Mateo, and assert claims under Sections 11, 12(a)(2) and 15 of the Securities Act. Two additional claims, captioned Guerrini v. Restoration Robotics, Inc., et al., No. 5:18-cv-03712-EJD and Yzeiraj v. Restoration Robotics, Inc., et al., No. 5:18-cv-03883-BLF (together, the "Federal Actions"), were filed in the United States District Court for the Northern District of California and assert claims under Sections 11 and 15 of the Securities Act. The complaints in both the State Actions and Federal Actions alleged, among other things, that the Restoration Robotics' Registration Statement filed with the SEC on September 1, 2017 and the Prospectus filed with the SEC on October 13, 2017 in connection with Restoration Robotics' IPO were inaccurate and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading and omitted to state material facts required to be stated therein. The complaints sought unspecified monetary damages, other equitable relief and attorneys' fees and costs. A settlement in the Federal Actions was granted final approval in the District Court on September 9, 2021. A hearing on Plaintiff's motion for final distribution of the settlement funds in the Federal Actions was held on February 16, 2023, and the District Court granted the motion for final distribution on February 17, 2023.

In the State Actions, the Plaintiffs filed a consolidated amended complaint on January 17, 2020 seeking unspecified monetary damages, other equitable relief and attorneys' fees and costs. Following the Delaware Supreme Court reversal of the Chancery Court's decision in Sciabacucchi v. Salzberg which held that exclusive federal forum provisions are valid under Delaware law, the Company filed a renewed motion to dismiss based on its federal forum selection clause on March 30, 2020, which was granted as to the Company and the individual defendants on September 1, 2020 and a judgement of dismissal was entered by the Court on September 22, 2020. On November 23, 2020, plaintiff filed a notice of appeal of the Court's order granting the renewed motion to dismiss. The court of appeal heard oral argument related to the appeal on April 20, 2022, and on April 28, 2022, issued its opinion affirming the trial court's dismissal of the State Actions based on the federal forum selection clause. On June 7, 2022, Plaintiff-Appellant Wong petitioned the California Supreme Court to review the appellate court's opinion. The Company filed its Response to Plaintiff-Appellant Wong's petition on June 27, 2022, and Plaintiff-Appellant Wong filed a Reply in Support of the Petition For Review on July 7, 2022. On July 27, 2022, the California Supreme Court denied Plaintiff-Appellant Wong's petition for review. Plaintiff-Appellant Wong's deadline to seek review in the United States Supreme Court was October 25, 2022, but no petition for review has been filed. As such, we consider this matter to have concluded as to the Company and the Company Defendants.

On July 11, 2019, a verified shareholder derivative complaint was filed in the United States District Court for the Northern District of California, captioned Mason v. Rhodes, No. 5:19-cv-03997-NC. The complaint alleges that certain of Restoration Robotics' former officers and directors breached their fiduciary duties, have been unjustly enriched and violated Section 14(a) of the Exchange Act in connection with the IPO and Restoration Robotics' 2018 proxy statement. The complaint seeks unspecified damages, declaratory relief, other equitable relief and attorneys' fees and costs. On August 21, 2019, the District Court granted the parties' joint stipulation to stay the Mason action. On June 21, 2021, the District Court granted the parties' further stipulation to stay the Mason action. On March 2, 2023, Plaintiff filed a stipulation voluntarily dismissing the action. The District Court has not yet entered the stipulation.

11. MAIN STREET TERM LOAN

On December 8, 2020, the Company executed the MSLP Loan Agreement, the MSLP Note, and related documents for the MSLP loan. On December 9, 2020, the MSLP Loan had been funded and the transaction was closed. The MSLP Note has a term of five years and bears interest at a rate per annum equal to 30-day LIBOR plus 3%. On December 8, 2023 and December 8, 2024, the Company must make an annual payment of principal plus accrued but unpaid interest in an amount equal to fifteen percent (15%) of the outstanding principal balance of the MSLP Note (inclusive of accrued but unpaid interest). The entire outstanding principal balance of the MSLP Note together with all accrued and unpaid interest is due and payable in full on December 8, 2025. The Company may prepay the MSLP Loan at any time without incurring any prepayment penalties. The MSLP Note provides for customary events of default, including, among others, those relating to a failure to make payment, bankruptcy, breaches of representations and covenants, and the occurrence of certain events. In addition, the MSLP Loan Agreement and MSLP Note contain various covenants that limit the Company's ability to engage in specified types of transactions. Subject to limited exceptions, these covenants limit the Company's ability, without CNB's consent, to, among other things, sell, lease, transfer, exclusively license or dispose of the Company's assets, incur, create or permit to exist additional indebtedness, or liens, to make dividends and other restricted payments, and to make certain changes to its ownership structure.

As of December 31, 2022 and December 31, 2021, the Company was in compliance with all required covenants.

The scheduled payments on the outstanding borrowings as of December 31, 2022 are as follows:

	As of December 31, 2022
2023	$ 11,594
2024	9,870
2025	40,053
Total	$ 61,517

12. MADRYN LONG-TERM DEBT AND CONVERTIBLE NOTES

On October 11, 2016, Venus Ltd. entered into the Madryn Credit Agreement as a guarantor with Madryn Health Partners, LP, as administrative agent, and certain of its affiliates as lenders (collectively, "Madryn"), as amended (the "Madryn Credit Agreement"), pursuant to which Madryn agreed to make certain loans to certain of Venus Ltd.'s subsidiaries (the "Subsidiary Obligors"). The Madryn Credit Agreement was comprised of four tranches of debt aggregating $70,000. As of September 30, 2020, the Subsidiary Obligors had borrowed $60,000 under the term A-1 and A-2 and B tranches of the Madryn Credit Agreement. Borrowings under the Madryn Credit Agreement were secured by substantially all of the Company's assets and the assets of the Subsidiary Obligors. On the 24th payment date, which was September 30, 2022, the aggregate outstanding principal amount of the loans, together with any accrued and unpaid interest thereon and all other amounts due and owing under the loan agreement were to become due and payable in full. The Madryn Credit Agreement was terminated effective December 9, 2020 upon the funding and closing of the MSLP Loan as discussed below.

On December 9, 2020, contemporaneously with the MSLP Loan Agreement (Note 11), the Company and its subsidiaries, Venus USA, Venus Canada, Venus Ltd., and the Madryn Noteholders (as defined below), entered into the Exchange Agreement dated as of December 8, 2020, pursuant to which the Company (i) repaid $42,500 aggregate principal amount owed under the Madryn Credit Agreement, and (ii) issued, to the Madryn Noteholders, the Notes. The Madryn Credit Agreement was terminated effective December 9, 2020 upon the funding and closing of the MSLP Loan and the issuance of the Notes.

The Notes will accrue interest at a rate of 8.0% per annum from the date of original issuance of the Notes to the third anniversary date of the original issuance and thereafter interest will accrue at a rate of 6.0% per annum. Under certain circumstances, in the case of an event of default under the Notes, the then-applicable interest rate will increase by 4.0% per annum. Interest is payable quarterly in arrears on the last business day of each calendar quarter of each year after the original issuance date, beginning on December 31, 2020. The Notes will mature on December 9, 2025, unless earlier redeemed or converted. In connection with the Exchange Agreement, the Company also entered into, by and among the Company, Venus USA, Venus Canada, Venus Ltd., and the Madryn Noteholders, (i) the Madryn Security Agreement, pursuant to which the Company agreed to grant Madryn a security interest in substantially all of its assets to secure the obligations under the Notes and (ii) the CNB Subordination Agreement. The security interests and liens granted to the Madryn Noteholders under the Madryn Security Agreement will terminate upon the earlier of (i) an assignment of the Notes (other than to an affiliate of the Madryn Noteholders) pursuant to the terms of the Exchange Agreement and (ii) the first date on which the outstanding principal amount of the Notes is less than $10,000. Obligations under the Notes are secured by substantially all of the assets of Venus Concept Inc. and its subsidiaries party to the Madryn Security Agreement. The Company's obligations under the Notes and the security interests and liens created by the Madryn Security Agreement are subordinated to the Company's indebtedness owing to CNB (including, but not limited, pursuant to the MSLP Loan Agreement (Note 11) and the CNB Loan Agreement, (Note 13)) and any security interests and liens which secure such indebtedness owing to CNB. The Notes are convertible at any time into shares of the Company's common stock, par value $0.0001 per share, calculated by dividing the outstanding principal amount of the Notes (and any accrued and unpaid interest under the Notes) by the initial conversion price of $3.25 per share. In connection with the Notes, the Company recognized interest expense of $2,165 and $2,158 during the years ended December 31, 2022 and December 31, 2021, respectively. The conversion feature, providing the Madryn Noteholders with a right to receive the Company's shares upon conversion of the Notes, was qualified for a scope exception in ASC 815-10-15 and did not require bifurcation. The Notes also contained embedded redemption features that provided multiple redemption alternatives. Certain redemption features provided the Madryn Noteholders with a right to receive cash and a variable number of shares upon change of control and an event of default (as defined in the Notes). The Company evaluated redemption upon change of control and an event of default under ASC 815, Derivatives and Hedging, and determined that these two redemption features required bifurcation. These embedded derivatives were accounted for as liabilities at their estimated fair value as of the date of issuance, and then subsequently remeasured to fair value as of each balance sheet date, with the related remeasurement adjustment being recognized as a component of change in fair value of derivative liabilities in the unaudited condensed consolidated statements of operations. The Company determined the likelihood of an event of default and change of control as remote as of December 31, 2022, and December 31, 2021, therefore a nominal value was allocated to the underlying embedded derivative liabilities as of December 31, 2022, and December 31, 2021.

The scheduled payments on the outstanding borrowings as of December 31, 2022 are as follows:

	As of December 31, 2022
2023	$ 2,137
2024	1,628
2025	28,217
Total	$ 31,982

For the years ended December 31, 2022 and 2021, the Company did not make any principal repayments.

13. CREDIT FACILITY

On August 29, 2018, Venus Ltd. entered into an Amended and Restated Loan Agreement as a guarantor with CNB, as amended on March 20, 2020, December 9, 2020 and August 26, 2021 (the "CNB Loan Agreement"), pursuant to which CNB agreed to make certain loans and other financial accommodations to certain of Venus Ltd.'s subsidiaries to be used to finance working capital requirements. In connection with the CNB Loan Agreement, Venus Ltd. also entered into a guaranty agreement with CNB dated as of August 29, 2018, as amended on March 20, 2020, December 9, 2020 and August 26, 2021 (the "CNB Guaranty"), pursuant to which Venus Ltd. agreed to guaranty the obligations of its subsidiaries under the CNB Loan Agreement. On March 20, 2020, the Company also entered into a Security Agreement with CNB (the "CNB Security Agreement"), as amended on December 9, 2020 and August 26, 2021, pursuant to which it agreed to grant CNB a security interest in substantially all of our assets to secure the obligations under the CNB Loan Agreement.

The CNB Loan Agreement contains various covenants that limit the Company's ability to engage in specified types of transactions. Subject to limited exceptions, these covenants limit the Company's ability, without CNB's consent, to, among other things, sell, lease, transfer, exclusively license or dispose of the Company's assets, incur, create or permit to exist additional indebtedness, or liens, to make dividends and certain other restricted payments, and to make certain changes to its management and/or ownership structure. The Company is required to maintain $3,000 in cash in a deposit account maintained with CNB at all times during the term of the CNB Loan Agreement. In addition, the CNB Loan Agreement contains certain covenants that require the Company to achieve certain minimum account balances, or a minimum debt service coverage ratio and a maximum total liability to tangible net worth ratio. If the Company fails to comply with these covenants, it will result in a default and require the Company to repay all outstanding principal amounts and any accrued interest. In connection with the CNB Loan Agreement, a loan fee of $1,000 was paid in equal installments on January 25, February 25 and March 25, 2021.

On August 26, 2021, the Company, Venus USA and Venus Canada entered into a Fourth Amended and Restated Loan Agreement (the "Amended CNB Loan Agreement") with CNB, pursuant to which, among other things, (i) the maximum principal amount the revolving credit facility was reduced from $10,000 to $5,000 at the LIBOR 30-Day rate plus 3.25%, subject to a minimum LIBOR rate floor of 0.50%, and (ii) beginning December 10, 2021, the cash deposit requirement was reduced from $3,000 to $1,500, to be maintained with CNB at all times during the term of the Amended CNB Loan Agreement. The Amended CNB Loan Agreement is secured by substantially all of the Company's assets and the assets of certain of its subsidiaries.

As of December 31, 2022 and December 31, 2021, the Company was in compliance with all required covenants. An event of default under this agreement would cause a default under the MSLP Loan (see Note 11).

In connection with the Amended CNB Loan Agreement, the Company, Venus USA and Venus Canada issued a promissory note dated August 26, 2021, in favor of CNB (the "CNB Note") in the amount of $5,000 with a maturity date of July 24, 2023 and the obligations of the Company pursuant to certain of the Company's outstanding promissory notes were reaffirmed as subordinated to the indebtedness of the Company owing to CNB pursuant to a Supplement to Subordination of Debt Agreements dated as of August 26, 2021 (the "Subordination Supplement") by and among Madryn Health Partners, LP, Madryn Health Partners (Cayman Master), LP, the Company and CNB. On February 22, 2023, CNB notified the Company that it would be temporarily restricting advances under the Fourth Amended and Restated CNB Loan Agreement pursuant to its rights under Section 2 of the agreement. CNB and the Company continue to actively discuss lifting the restrictions on advances under the credit facility.

14. GOVERNMENT ASSISTANCE PROGRAMS

Venus Concept Inc. and Venus USA, received funding in the total amount of $4,048 in connection with two Small Business Loans under the federal Paycheck Protection Program provided in Section 7(a) of the Small Business Act of 1953, as amended by the Coronavirus Aid, Relief, and Economic Security Act, as amended from time to time (the "PPP").

Venus Concept Inc. entered into a U.S. Small Business Administration Note dated as of April 21, 2020 in favor of CNB pursuant to which the Company borrowed $1,665 original principal amount, which was funded on April 29, 2020 (the "Venus Concept PPP Loan"). The Venus Concept PPP Loan bears interest at 1% per annum and matures in two years from the date of disbursement of funds under the loan.

Venus USA entered into a U.S. Small Business Administration Note dated as of April 15, 2020 in favor of CNB. Venus USA borrowed $2,383 original principal amount, which was funded on April 20, 2020 (the "Venus USA PPP Loan" and together with the Venus Concept PPP Loan, individually each a "PPP Loan" and collectively, the "PPP Loans"). The terms of the Venus USA PPP Loan were substantially similar to the terms of the Venus Concept PPP Loan.

The Venus Concept PPP Loan contained certain covenants which, among other things, restrict the Company's use of the proceeds of the PPP Loan to the payment of payroll costs, interest on mortgage obligations, rent obligations and utility expenses, require compliance with all other loans or other agreements with any creditor of the Company, to the extent that a default under any loan or other agreement would materially affect the Company's ability to repay its PPP Loan and limit the Company's ability to make certain changes to its ownership structure.

In 2021, through CNB, the Company applied for and received partial forgiveness of the Venus USA PPP Loan in the amount of $1,689 and the Venus Concept PPP Loan in the amount of $1,086. The Company repaid $407 during the three months ended March 31, 2022, and the remaining portion of the PPP Loans in the amount of $136 was fully repaid in April 2022. As of December 31, 2022 the Company had $nil outstanding under the PPP Loans ($543 as of December 31, 2021).

15. COMMON STOCK RESERVED FOR ISSUANCE

The Company is required to reserve and keep available out of its authorized but unissued shares of common stock a number of shares sufficient to affect the exercise of all options granted and available for grant under the incentive plans and warrants to purchase common stock.

	December 31, 2022	December 31, 2021
Outstanding common stock warrants	15,928,867	15,928,867
Outstanding stock options and RSUs	13,130,144	5,977,179
Preferred shares	31,850,000	3,790,755
Shares reserved for conversion of future non-voting preferred share issuance	1,209,245	1,209,245
Shares reserved for conversion of future voting preferred share issuance	9,150,000	—
Shares reserved for future option grants and RSUs	376,201	589,064
Shares reserved for Lincoln Park	15,814,471	5,222,867
Shares reserved for Madryn Noteholders	8,215,706	8,213,880
Total common stock reserved for issuance	95,674,634	40,931,857

16. STOCKHOLDERS EQUITY

Common Stock

The Company's common stock confers upon its holders the following rights:

- The right to participate and vote in the Company's stockholder meetings, whether annual or special. Each share will entitle its holder, when attending and participating in the voting in person or via proxy, to one vote;

- The right to a share in the distribution of dividends, whether in cash or in the form of bonus shares, the distribution of assets or any other distribution pro rata to the par value of the shares held by them; and

- The right to a share in the distribution of the Company's excess assets upon liquidation pro rata to the par value of the shares held by them.

Equity Purchase Agreement with Lincoln Park

On June 16, 2020, the Company entered into the Equity Purchase Agreement with Lincoln Park, which provides that, upon the terms and subject to the conditions and limitations set forth therein, the Company may sell to Lincoln Park up to $31,000 worth of shares of its common stock, par value $0.0001 per share, pursuant to its shelf registration statement. The purchase price of shares of common stock related to a future sale will be based on the then prevailing market prices of such shares at the time of sales as described in the Equity Purchase Agreement. The aggregate number of shares that the Company can sell to Lincoln Park under the Equity Purchase Agreement may in no case exceed 7,763,411 shares (subject to adjustment) of common stock (which is equal to approximately 19.99% of the shares of the common stock outstanding immediately prior to the execution of the Equity Purchase Agreement) (the "Exchange Cap"), unless (i) stockholder approval is obtained to issue shares above the Exchange Cap, in which case the Exchange Cap will no longer apply, or (ii) with Equity Purchase Agreement equals or exceeds $3.9755 per share (subject to adjustment) (which represents the minimum price, as defined under Nasdaq Listing Rule 5635(d), on the Nasdaq Global Market immediately preceding the signing of the Equity Purchase Agreement, such that the transactions contemplated by the Equity Purchase Agreement are exempt from the Exchange Cap limitation under applicable Nasdaq rules. Also, at no time may Lincoln Park (together with its affiliates) beneficially own more than 9.99% of the Company's issued and outstanding common stock. Concurrently with entering into the Equity Purchase Agreement, the Company also entered into a registration rights agreement with Lincoln Park, pursuant to which it agreed to provide Lincoln Park with certain registration rights related to the shares of common stock issued under the Equity Purchase Agreement (the "Registration Rights Agreement").

From commencement to expiry on July 1, 2022, the Company issued and sold to Lincoln Park 3,437,087 shares of its common stock at an average price of $2.70 per share, and 209,566 of these shares were issued to Lincoln Park as a commitment fee in connection with entering into the Equity Purchase Agreement (the "Commitment Shares"). The total value of the Commitment Shares of $620 together with the issuance costs of $123 were recorded as deferred issuance costs in the consolidated balance sheet at inception and were amortized into consolidated statements of stockholders' equity proportionally based on proceeds received during the term of the Equity Purchase Agreement. In 2022, the Company issued 400,000 shares of its common stock and the proceeds from common stock issuances as of December 31, 2022 were $272, with no issuance costs. The proceeds in the amount of $272 were recorded in the condensed consolidated statements of cash flows as net cash proceeds from issuance of common stock. The Equity Purchase Agreement expired on July 1, 2022, and was replaced with the 2022 LPC Purchase Agreement discussed below.

2022 LPC Purchase Agreement with Lincoln Park

On July 12, 2022, the Company entered into the 2022 LPC Purchase Agreement, as the Equity Purchase Agreement expired on July 1, 2022. The 2022 LPC Purchase Agreement provides that, upon the terms and subject to the conditions and limitations set forth therein, the Company may sell to Lincoln Park up to $11,000 of shares (the "Purchase Shares") of its common stock, par value $0.0001 per share. Concurrently with entering into the 2022 LPC Purchase Agreement, the Company also entered into a registration rights agreement (the "2022 LPC Registration Rights Agreement") with Lincoln Park, pursuant to which it agreed to provide Lincoln Park with certain registration rights related to the shares issued under the 2022 LPC Purchase Agreement. The aggregate number of shares that the Company can issue to Lincoln Park under the 2022 LPC Purchase Agreement may not exceed 12,873,368 shares of common stock, which is equal to 19.99% of the shares of common stock outstanding immediately prior to the execution of the 2022 LPC Purchase Agreement (the "2022 Exchange Cap"), unless (i) stockholder approval is obtained to issue shares of common stock in excess of the 2022 Exchange Cap, in which case the 2022 Exchange Cap will no longer apply, or (ii) the average price of all applicable sales of common stock to Lincoln Park under the 2022 LPC Purchase Agreement equals or exceeds the lower of (i) the Nasdaq official closing price immediately preceding the execution of the 2022 LPC Purchase Agreement or (ii) the arithmetic average of the five Nasdaq official closing prices for the common stock immediately preceding the execution of the 2022 LPC Purchase Agreement, plus an incremental amount to take into account the issuance of the commitment shares to Lincoln Park under the 2022 LPC Purchase Agreement, such that the transactions contemplated by the 2022 LPC Purchase Agreement are exempt from the 2022 Exchange Cap limitation under applicable Nasdaq rules. In all instances, the Company may not sell shares of its common stock to Lincoln Park under the 2022 LPC Purchase Agreement if it would result in Lincoln Park beneficially owning more than 9.99% of the outstanding shares of common stock. Upon execution of the 2022 LPC Purchase Agreement, the Company issued 685,529 shares of common stock to Lincoln Park as a commitment fee in connection with entering into the 2022 LPC Purchase Agreement at the total amount of $330. Through December 31, 2022, the Company issued an additional 6,500,000 shares of common stock to Lincoln Park at an average price of $0.30 per share for a total value of $1,970. Further information regarding the 2022 LPC Purchase Agreement is contained in the Company's Form 8-K filed with the SEC on July 12, 2022.

The 2021 Private Placement

In December 2021, the Company consummated the 2021 Private Placement whereby it entered into a securities purchase agreement with certain investors (collectively, the "2021 Investors") pursuant to which the Company issued and sold to the 2021 Investors an aggregate of 9,808,418 shares of common stock, par value $0.0001 per share, and 3,790,755 shares of the convertible preferred stock, par value $0.0001 per share (the "Non-Voting Preferred Stock"), which are convertible into 3,790,755 shares of common stock upon receipt of a valid conversion notice by the Company from a 2021 Investor. The 2021 Private Placement was completed on December 15, 2021. The gross proceeds from the securities sold in the 2021 Private Placement was $16,999. The costs incurred with respect to the 2021 Private Placement totaled $259 and were recorded as a reduction of the 2021 Private Placement proceeds in the consolidated statements of stockholders' equity as presented in the 2021 Annual Report on Form 10-K filed with the SEC on March 28, 2022.

Preferred Stock issued in December 2021

As noted above, in December 2021, the Company issued and sold to certain 2021 Investors an aggregate of 3,790,755 shares of the Non-Voting Preferred Stock. The terms of the Non-Voting Preferred Stock are governed by a Certificate of Designation filed by the Company with the Secretary of State of the State of Delaware on December 14, 2021. The following is a summary of the material terms of the Non-Voting Preferred Stock:

- *Voting Rights.* The Non-Voting Preferred Stock has no voting rights except as required by law and except that the consent of the holders of a majority of outstanding shares of the Non-Voting Preferred Stock will be required to amend the terms of the Non-Voting Preferred Stock or take certain other actions with respect to the Non-Voting Preferred Stock.

- *Liquidation.* The Non-Voting Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

- *Conversion.* The Non-Voting Preferred Stock is automatically convertible into shares of common stock, based on an initial conversion ratio of 1:1, as adjusted in accordance with the Certificate of Designation, upon receipt of a valid conversion notice by the Company from an Investor. The Company is not permitted to issue any shares of common stock upon conversion of the Non-Voting Preferred Stock to the extent that the issuance of such shares of common stock would exceed 9.99% of the Company's outstanding shares of common stock as of the date of the initial issuance of the Non-Voting Preferred Stock (the "Ownership Limitation"). The Ownership Limitation will be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction, but was eliminated in connection with the 2022 Private Placement (discussed below).

- *Dividends.* No dividends will be paid on the outstanding shares of the Non-Voting Preferred Stock.

- *Redemption.* The Non-Voting Preferred Stock is not redeemable at the election of the Company or at the election of the holder.

- *Maturity.* The Non-Voting Preferred Stock shall be perpetual unless converted.

Upon issuance, the effective conversion price of the Non-Voting Preferred Stock of $1.25 per share was lower than the market price of the Company's common stock on the date of issuance of the Non-Voting Preferred Stock of $1.29 per share; as a result, the Company recorded the beneficial conversion feature of $152 in accumulated paid in capital ("APIC"). Because the Non-Voting Preferred Stock is perpetual, it is carried at the amount recorded at inception. Upon conversion of the Non-Voting Preferred Stock, the beneficial conversion feature will be accounted for as deemed dividend.

The Company evaluated the Non-Voting Preferred Stock for liability or equity classification in accordance with the provisions of ASC 480, Distinguishing Liabilities from Equity, and determined that equity treatment was appropriate because the Non-Voting Preferred Stock did not meet the definition of the liability instruments defined thereunder for convertible instruments. Specifically, the Non-Voting Preferred Stock is not mandatorily redeemable and does not embody an obligation to buy back the shares outside of the Company's control in a manner that could require the transfer of assets. Additionally, the Company determined that the Non-Voting Preferred Stock would be recorded as permanent equity, not temporary equity, based on the guidance of ASC 480 given that the holders of equally and more subordinated equity would be entitled to also receive the same form of consideration upon the occurrence of the event that gives rise to the redemption or events of redemption that are within the control of the Company.

Since the Non-Voting Preferred Stock was sold as a unit with the common stock, the proceeds received were allocated to each instrument on a relative fair value basis. Total net proceeds of $16,740 reduced by $152 of the beneficial conversion feature were allocated as follows: $4,514 to the Non-Voting Preferred Stock and $12,074 to shares of common stock. The Non-Voting Preferred Stock and common stock issued in the 2021 Private Placement were recorded at par value of $0.0001 with the excess of par value recorded in APIC.

The 2022 Private Placement

In November 2022, the Company consummated the 2022 Private Placement whereby we entered into a securities purchase agreement with certain investors (collectively, the "2022 Investors") pursuant to which the Company issued and sold to the 2022 Investors an aggregate of 1,750,000 shares of common stock, par value $0.0001 per share, and 3,185,000 shares of voting convertible preferred stock, par value $0.0001 per share (the "Voting Preferred Stock"), which are convertible into 31,850,000 shares of common stock upon receipt of stockholder approval or at the option of the Company within 30 days following the occurrence of certain events. The 2022 Private Placement was completed on November 18, 2022. The gross proceeds from the securities sold in the 2022 Private Placement was $6,720. The costs incurred with respect to the 2022 Private Placement totaled $202 and were recorded as a reduction of the 2022 Private Placement proceeds in the consolidated statements of stockholders' equity. Further information regarding the 2022 Private Placement is contained in the Company's Form 8-K filed with the SEC on November 18, 2022.

Voting Preferred Stock issued in November 2022

As noted above, in November 2022, the Company issued and sold to certain 2022 Investors an aggregate of 3,185,000 shares of Voting Preferred Stock. The terms of the Voting Preferred Stock are governed by a Certificate of Designation filed by the Company with the Secretary of State of the State of Delaware on November 17, 2022. The following is a summary of the material terms of the Voting Preferred Stock:

- *Voting Rights.* The Voting Preferred Stock votes with the Common Stock on an as-converted basis.

- *Liquidation.* Each share of Voting Preferred Stock carries a liquidation preference, senior to the Common Stock and Nonvoting Preferred Stock, in an amount equal to the greater of (a) $2.00 (being the issuance price) and (b) the amount that would be distributed in respect of such share of Voting Preferred Stock if it were converted into Common Stock and participated in such liquidating distribution with the other shares of Common Stock.

- *Conversion.* The Voting Preferred Stock will convert into shares of Common Stock on a one for ten basis (i) at the option of an Investor upon delivery of a valid conversion notice to the Company or (ii) at the option of the Company within 30 days following the earlier to occur of (a) the date on which the volume-weighted average price of the Common Stock has been greater than or equal to $1.25 for 30 consecutive trading days and (b) the date on which the Company has reported two consecutive fiscal quarters of positive cash flow.

- *Dividends.* Each share of Voting Preferred Stock is entitled to participate in dividends and other non-liquidating distributions (if , as and when declared by the Board of the Company) on an as-converted basis, pari passu with the Common Stock and Non-Voting Preferred Stock.

- *Redemption.* The Voting Preferred Stock is not redeemable at the election of the Company or at the election of the holder.

- *Maturity.* The Voting Preferred Stock shall be perpetual unless converted.

2010 Share Option Plan

In November 2010, the Board adopted a share option plan (the "2010 Share Option Plan") pursuant to which shares of the Company's common stock are reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The 2010 Share Option Plan is administered by the Board, which designates the options and dates of grant. Options granted vest over a period determined by the Board, originally had a contractual life of seven years, which was extended to ten years in November 2017 and are non-assignable except by the laws of descent. The Board has the authority to prescribe, amend and rescind rules and regulations relating to the 2010 Share Option Plan, provided that any such amendment or rescindment that would adversely affect the rights of an optionee that has received or been granted an option shall not be made without the optionee's written consent. As of December 31, 2022 and December 31, 2021, the number of shares of the Company's common stock reserved for issuance and available for grant under the 2010 Share Option Plan was 94,254 (212,650 as of December 31, 2021).

2019 Incentive Award Plan

The 2019 Incentive Award Plan (the "2019 Plan") was originally established under the name Restoration Robotics, Inc., as the 2017 Incentive Award Plan. It was adopted by the Board on September 12, 2017 and approved by the Company's stockholders on September 14, 2017. The 2017 Incentive Award Plan was amended, restated, and renamed as set forth above, and was approved by the Company's stockholders on October 4, 2019.

Under the 2019 Plan, 450,000 shares of common stock were initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, performance stock awards, performance stock unit awards, restricted stock awards, restricted stock unit awards and other stock-based awards, plus the number of shares remaining available for future awards under the 2019 Plan as of the date of the Merger. As of December 31, 2022, there were 281,947 of shares of common stock available under the 2019 Plan (376,414 as of December 31, 2021). The 2019 Plan contains an "evergreen" provision, pursuant to which the number of shares of common stock reserved for issuance pursuant to awards under such plan shall be increased on the first day of each year from 2020 and ending in 2029 equal to the lesser of (A) four percent (4.00%) of the shares of stock outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by the Board.

The Company recognized stock-based compensation for its employees and non-employees in the accompanying consolidated statements of operations as follows:

	Year Ended December 31,	
	2022	**2021**
Cost of sales	$ 73	$ 31
Selling and marketing	576	848
General and administrative	1,195	1,084
Research and development	260	105
Total stock-based compensation	$ 2,104	$ 2,068

Stock Options

The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing formula with the following assumptions:

	Year Ended December 31,	
	2022	**2021**
Expected term (in years)	6.00	6.00
Risk-free interest rate	2.56-4.20%	0.98-1.36%
Expected volatility	42.77%	44.26%
Expected dividend rate	0%	0%

Expected Term—The expected term represents management's best estimate for the options to be exercised by option holders.

Volatility—Since the Company does not have a trading history for its common stock, the expected volatility was derived from the historical stock volatilities of comparable peer public companies within its industry that are considered to be comparable to the Company's business over a period equivalent to the expected term of the stock-based awards.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards' expected term.

Dividend Rate—The expected dividend is zero as the Company has not paid nor does it anticipate paying any dividends on its common stock in the foreseeable future.

Fair Value of Common Stock— Prior to the Merger, Venus Ltd. used the price per share in its latest sale of securities as an estimate of the fair value of its ordinary shares. After the closing of the Merger, the fair value of the Company's common stock is used to estimate the fair value of the stock-based awards at grant date.

The following table summarizes stock option activity under the Company's stock option plan:

	Number of Shares	Weighted-Average Exercise Price per Share, $	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding – January 1, 2022	5,977,179	$ 3.72	7.20	$ 136
Options granted	8,238,250	0.62		209
Options exercised	(16,464)	1.59		-
Options forfeited/cancelled	(1,457,571)	4.15	—	—
Outstanding - December 31, 2022	12,741,394	$ 1.67	8.23	$ 209
Exercisable – December 31, 2022	3,376,223	$ 3.78	5.41	$ —
Expected to vest – after December 31, 2022	9,365,171	$ 0.91	9.24	$ 209

The following tables summarize information about share options outstanding and exercisable on December 31, 2022:

	Options Outstanding			Options Exercisable		
Exercise Price Range	Number	Weighted average remaining contractual term (years)	Weighted average Exercise Price	Options exercisable	Weighted average remaining contractual term (years)	Weighted average Exercise Price
$0.21 - $3.64	11,915,903	8.47	$ 1.26	2,586,015	5.64	$ 2.58
$4.26 - $7.95	783,523	4.71	6.68	748,243	4.62	6.70
$12.45 - $25.50	24,277	5.75	18.06	24,274	5.75	18.06
$27.00 - $29.25	9,752	2.30	27.01	9,752	2.30	27.01
$36.00 - $63.90	7,939	4.90	45.65	7,939	4.90	45.65
	12,741,394	8.23	$ 1.67	3,376,223	5.41	$ 3.78

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for those options that had exercise prices lower than the fair value of the Company's common stock. The total intrinsic value of options exercised were $0 and $92 for the years ended December 31, 2022 and 2021, respectively.

The weighted-average grant date fair value of options granted was $0.62 and $2.20 per share for the years ended December 31, 2022 and 2021, respectively. The fair value of options vested was $1,645 and $1,545 for the years ended December 31, 2022 and 2021, respectively.

Restricted Stock Units

The following table summarizes information about RSUs outstanding at December 31, 2022:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share, $
Outstanding - January 1, 2022	—	$ —
RSUs granted	396,250	1.30
RSUs forfeited/cancelled	(7,500)	1.38
Outstanding - December 31, 2022	388,750	$ 1.30

17. INCOME TAXES

The geographical breakdown of loss before provision for income taxes is as follows:

| | Year Ended December 31, | |
	2022	2021
United States	$ (32,045)	$ (12,260)
Other jurisdictions	(12,261)	(10,588)
Loss before income taxes	$ (44,306)	$ (22,848)

The components of the provision for income taxes are as follows:

| | Year Ended December 31, | |
	2022	2021
Current tax provision (benefit):		
Federal	$ —	$ —
Foreign	(13)	(542)
Total current tax provision (benefit)	(13)	(542)
Deferred tax provision (benefit):		
Federal	—	—
Foreign	(709)	(165)
Total deferred tax provision (benefit)	$ (709)	$ (165)
Total provision (benefit) for income taxes	$ (722)	$ (707)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. On the basis of this evaluation, as of December 31, 2022, a valuation allowance of $64,341 ($51,437 as of December 31, 2021) has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth. The valuation allowance increased by $12,904 and decreased by $31,150 for the years ended December 31, 2022 and 2021, respectively.

The Company's effective tax rate substantially differed from the federal statutory tax rate primarily due to the change in the valuation allowance. The reconciliation between income taxes computed at the federal statutory income tax rate and the provision for income taxes is as follows:

| | Year Ended December 31, | |
	2022	2021
Loss before income taxes	$ (44,306)	$ (22,848)
Theoretical tax benefit at the statutory rate (21.0% in 2022 and 2021)	(9,304)	(4,798)
Differences in jurisdictional tax rates	(1,671)	(350)
Valuation allowance	10,015	5,755
Non-deductible expenses	803	(266)
Other	(565)	(1,048)
Total income tax (benefit) provision	(722)	(707)
Net loss	$ (43,584)	$ (22,141)

The components of the deferred tax assets and deferred tax liabilities are as follows:

| | December 31, | |
	2022	2021
Deferred tax assets:		
Property and equipment	$ 690	$ 668
Deferred revenue	1,560	647
Allowance for doubtful accounts	3,917	3,133
Intangible assets	(785)	(1,543)
Non-deductible expenses	10,371	8,694
Warranty and other reserves	1,806	1,159
Other	1,020	610
Loss carryforwards	46,709	38,353
Valuation allowance	(64,341)	(51,437)
Total deferred tax assets	$ 947	$ 284
Deferred tax liabilities:		
Deferred revenue	$ —	$ 46
Total deferred tax liabilities	$ —	$ 46

As of December 31, 2022, the Company had federal, state and foreign non-operating loss ("NOL") carryforwards of approximately $191,313 ($163,395 in 2021). The use of these NOL carryforwards might be subject to limitation under the rules regarding a change in stock ownership as determined by the IRC and similar state provisions; however, a complete analysis of the limitation of the NOL carryforwards will not be complete until the time the Company projects it will be able to utilize such NOLs. The NOL carryforwards expire between 2022 and indefinitely, and valuation allowances have been reserved, where necessary. The Company also had federal and state research and development credit carryforwards of approximately $276 and nil as of December 31, 2022. The federal credits will expire starting in 2025 if not utilized. The state credits have no expiration date.

The Company may recognize the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. During the year the Company determined that $947 of future tax benefits met this criterion.

Utilization of the research and development credits carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the IRC. However, the Company has not conducted a formal study to determine the extent of the limitations, which could impact the realizability of these credit carryforwards in future periods. The annual limitations may result in the expiration of the net operating losses and research and development credits before utilization.

The Company files income tax returns in the United States and in various state jurisdictions with varying statutes of limitations. Tax years 2016 through 2022 remain open to examination by the Internal Revenue Service for U.S. federal tax purposes.

Uncertain Tax Positions

The activity related to gross amount of unrecognized tax benefits is as follows:

| | Year Ended December 31, | |
	2022	2021
Balance as of the beginning of the year	$ 36	$ 1,584
Increases (reductions) related to tax positions in prior period	47	(1,548)
Increases related to tax positions taken during the current period	—	—
Balance as of the end of the year	$ 83	$ 36

These amounts are related to certain deferred tax assets with a corresponding valuation allowance. If recognized, the impact on the Company's effective tax rate would not be material due to the full valuation allowance. Management believes that there will not be any significant changes in the Company's unrecognized tax benefits in the next twelve-months.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated statements of operations. Accrued interest and penalties, if applicable, are included in accrued expenses and other current liabilities in the consolidated balance sheets. For the years ended December 31, 2022 and 2021, the Company did not recognize any accrued interest and penalties.

The activity related to the tax effected amount of the recognized tax position as follows:

| | Year Ended December 31, | |
	2022	2021
Balance as of the beginning of the year	$ (563)	$ (478)
Increases related to tax positions in prior period	—	—
Reduction (increase) related to tax position taken during the current period	210	(49)
Increase related to interest expense	(23)	(36)
Balance as of the end of the year	$ (376)	$ (563)

Additional current tax expense has been booked including interest and penalties relating to Venus Concept Australia Pty Ltd. for its historical tax return filing positions, which may be successfully challenged by the Australian Tax Office. The Company has recognized the full amount of the potential tax liability plus interest. Management believes that there will not be any significant changes in the Company's recognized tax position in the next twelve-months. As such, the amount has been classified as a long-term tax payable in the consolidated balance sheets.

18. SEGMENT AND GEOGRAPHIC INFORMATION

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer. The Company has determined it operates in a single operating segment and has one reportable segment, as the CODM reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by geography and type for purposes of making operating decisions, allocating resources, and evaluating financial performance. The Company does not assess the performance of individual product line on measures of profit or loss, or asset-based metrics. Therefore, the information below is presented only for revenues by geography and type.

Revenue by geographic location, which is based on the product shipped to location, is summarized as follows:

| | Year Ended December 31, | |
	2022	2021
United States	$ 52,101	$ 51,400
International	47,396	54,222
Total revenue	$ 99,497	$ 105,622

As of December 31, 2022, long-lived assets in the amount of $12,346 were located in the United States and $1,431 were located in foreign locations. As of December 31, 2021, long-lived assets in the amount of $16,090 were located in the United States and $1,972 were located in foreign locations.

Revenue by type is a key indicator for providing management with an understanding of the Company's financial performance, which is organized into four different categories:

1. Lease revenue - includes all system sales with typical lease terms of 36 months.

2. System revenue – includes all systems sales with payment terms within 12 months.

3. Product revenue – includes skincare, hair and other consumables payable upon receipt.

4. Service revenue - includes NeoGraft technician services, ad agency services and extended warranty sales.

The following table presents revenue by type:

	Year Ended December 31,	
	2022	2021
Lease revenue	$ 35,267	$ 45,094
System revenue	47,906	43,106
Product revenue	13,316	13,230
Service revenue	3,008	4,192
Total revenue	$ 99,497	$ 105,622

19. RELATED PARTY TRANSACTIONS

All amounts were at recorded at the exchange amount, which is the amount established and agreed to by the related parties. The following are transactions between the Company and parties related through employment.

Sales and Purchases of Securities

On November 18, 2022, in the 2022 Private Placement (see Note 1) the Company issued and sold to certain investors 1,750,000 shares of common stock and 3,185,000 shares of Voting Preferred Stock, convertible into shares of common stock on a 10:1 basis. The gross proceeds of the 2022 Private Placement were $6,720 before offering expenses. Rajiv De Silva, the Company's Chief Executive Officer, Hemanth Varghese, the Company's President and Chief Innovation and Business Officer, were among those who purchased common stock in the 2022 Private Placement.

Registration Rights Agreements

On November 18, 2022, in connection with the 2022 Private Placement, the Company, Rajiv De Silva, Hemanth Varghese and the remaining 2022 Investors entered into an amended and restated registration rights agreement, previously executed in connection with the 2021 Private Placement. The registration rights agreement provides, among other things, that certain holders of the Company's capital stock have certain rights relating to the registration of shares of such capital stock.

Distribution Agreements

On January 1, 2018, the Company entered into a Distribution Agreement with Technicalbiomed Co., Ltd. ("TBC"), pursuant to which TBC will distribute the Company's products in Thailand. A former senior officer of the Company is a 30.0% shareholder of TBC. For the year ended December 31, 2022 and 2021, TBC purchased products in the amount of $951 and $537, respectively, under this distribution agreement. These sales are included in products and services revenue.

In 2020, the Company made several strategic decisions to divest itself of underperforming direct sales offices and sold its share in several subsidiaries, including its 55.0% shareholding in Venus Concept Singapore Pte. Ltd. ("Venus Singapore"). On January 1, 2021, the Company entered into a distribution agreement with Aexel Biomed Pte Ltd. ("Aexel Biomed"), formerly Venus Singapore, pursuant to which Aexel Biomed will continue to distribute the Company's products in Singapore. A former senior officer of the Company is a 45.0% shareholder of Aexel Biomed. During the year ended December 31, 2022 and 2021, Aexel Biomed purchased products in the amount of $441 and $239, respectively, under the distribution agreement. These sales are included in products and services revenue.

20. SUBSEQUENT EVENTS

Separation of Chief Operation Officer

On February 7, 2023, the Company announced the separation of Soeren Maor Sinay as Chief Operating Officer, effective March 6, 2023. On March 1, 2023, Mr. Sinay and Venus Concept UK Limited ("Venus UK") entered into a Settlement Agreement (the "Settlement"). Pursuant to the terms of the Settlement, Mr. Sinay is entitled to receive, in connection with his separation, an aggregate total of £315,418.77 in accordance with the payment schedule set forth in the Settlement. In addition, Mr. Sinay's granted and unvested options, including RSUs granted in March 2022, will continue to vest in the regular course per the vesting schedule of the respective grant until June 15, 2024 (the "Final Vesting Date"). Mr. Sinay will have ninety (90) days from the Final Vesting Date to exercise any vested but unexercised options. Venus UK will also contribute £3,400 toward Mr. Sinay's personal pension and £2,000 in respect of Mr. Sinay's legal and accounting fees incurred in connection with the Settlement. The Settlement provides for a general waiver and release of claims in favor of the Company and its affiliates and other customary provisions, including indemnification, non-disclosure, and confidentiality provisions.

Sale of Stock to LPC

Between January 1, 2023, and March 22, 2023, the Company issued 2,865,802 shares of common stock to Lincoln Park at an average price of $0.248 per share. See Note 16 for further information regarding the 2022 LPC Purchase Agreement.

Item 9.   **Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.**

None.

Item 9A.   **Controls and Procedures.**

Evaluation of disclosure controls and procedures.

As of December 31, 2022, our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. We have performed an evaluation of the effectiveness of our internal control over financial reporting, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our internal controls over financial reporting were effective as of December 31, 2022.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to rules of the SEC, as the Company is a non-accelerated filer.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Because of these limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions or that the degree of compliance with established policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There were no material changes in our internal control over financial reporting during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B.   Other Information.

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10.   Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 11.   Executive Compensation.

The information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 14.   Principal Accounting Fees and Services.

The information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

Item 15.   Exhibits, Consolidated Financial Statement Schedules.

(a)   The following documents are filed as part of this report:

1. Consolidated Financial Statements

See Index to Consolidated Financial Statements at Item 8 herein.

2. Consolidated Financial Statement Schedules

No consolidated financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or notes thereto.

3. Exhibits

See the Exhibit Index immediately preceding the signature page of this Annual Report on Form 10-K.

Item 16.   Form 10-K summary.

Not applicable.

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
2.1	Agreement and Plan or Merger and Reorganization, dated March 15, 2019, by and among Restoration Robotics, Inc., Radiant Merger Sub Ltd., and Venus Concept Ltd.	8-K	3-15-19	2.1	
2.2	Amendment No. 1, dated August 14, 2019, to the Agreement and Plan of Merger and Reorganization, dated March 15, 2019, by and among Restoration Robotics, Inc., Radiant Merger Sub Ltd., and Venus Concept Ltd.	8-K	8-20-19	2.1	
2.3	Second Amendment to the Agreement and Plan of Merger and Reorganization, dated as of October 31, 2019, by and among Restoration Robotics, Inc., Radiant Merger Sub Ltd. and Venus Concept Ltd.	8-K	10-31-19	2.1	
2.4	Master Asset Purchase Agreement between Venus Concept Ltd., the Neograft entities, Medicamat and Miriam Merkur, dated January 26, 2018.	10-K	3-30-20	2.4	
3.1	Amended and Restated Certificate of Incorporation of Restoration Robotics, Inc.	8-K	10-17-17	3.1	
3.2	Certificate of Amendment of Certificate of Incorporation of Restoration Robotics, Inc.	8-K	11-7-19	3.1	
3.3	Certificate of Designations of Nonvoting Convertible Preferred Stock of Venus Concept Inc.	8-K	10-15-21	3.1	
3.4	Second Amended and Restated Bylaws of Venus Concept Inc.	8-K	11-7-19	3.2	
3.5	Certificate of Designations of Voting Convertible Preferred Stock.	8-K	11-18-22	3.1	
3.6	Certificate of Amendment to Certificate of Designations of Nonvoting Convertible Preferred Stock.	8-K	11-18-22	3.2	

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
4.1	Description of Securities Registered under Section 12 of the Exchange Act.				X
4.2	Form of Common Stock Certificate.	S-1/A	9-18-17	4.2	
4.3	Form of 2020 Warrant.	10-K	3-29-21	4.3	
4.4	Amendment to 2019 Warrant.	8-K	3-10-20	4.1	
4.5	Form of 2019 Warrant.	8-K	11-7-19	4.1	
4.6	Form of Madryn Warrant.	8-K	11-7-19	4.2	
4.7	Form of Warrant to Purchase Stock, dated November 7, 2019, by and between Venus Concept Inc. and Solar Capital Ltd.	8-K	11-7-19	4.3	
4.8	Form of Warrant to Purchase Stock, dated November 2, 2018, by and between Restoration Robotics, Inc. and Solar Capital Ltd.	10-K	3-20-19	4.10	
4.9	Form of Warrant to Purchase Stock, dated May 19, 2015, by and between Restoration Robotics, Inc. and Oxford Finance LLC.	10-K	3-30-20	4.9	
4.10	Form of Warrant to Purchase Stock, dated November 2, 2018, by and between Restoration Robotics, Inc. and Western Alliance Bank.	10-K	3-30-20	4.10	
4.11	Form of Warrant to Purchase Stock, dated November 2, 2018, by and between Restoration Robotics, Inc. and SUNS SPV LLC.	10-K	3-30-20	4.11	
4.12	Securities Purchase Agreement, dated as of March 18, 2020, by and between Venus Concept Inc. and the investors listed therein.	10-K	3-30-20	4.12	
4.13	Registration Rights Agreement, dated as of March 18, 2020, by and between Venus Concept Inc. and the investors listed therein.	10-K	3-30-20	4.13	
4.14	Amended and Restated Investors' Rights Agreement, dated February 7, 2013, by and among Restoration Robotics, Inc. and the investors listed therein, as amended.	S-1	9-1-17	10.10	
10.1	Registration Rights Agreement, dated November 7, 2019, by and between Venus Concept Inc. and the investors listed therein.	8-K	11-7-19	10.2	
10.2	Registration Rights Agreement, dated November 7, 2019, by and between Venus Concept Inc. and the investors listed therein.	8-K	11-7-19	10.15	
10.3	Registration Rights Agreement, dated as of June 16, 2020, by and between Venus Concept Inc. and Lincoln Park Capital Fund, LLC.	8-K	6-16-20	10.2	
10.4	Second Amended and Restated Loan Agreement, dated March 20, 2020, by and among Venus Concept USA Inc., Venus Concept Canada Corp., Venus Concept Inc. and City National Bank of Florida.	8-K	3- 24-20	10.1	

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
10.5	Second Amended and Restated Guaranty of Payment and Performance, dated as of March 20, 2020, by and between Venus Concept USA Inc., Venus Concept Canada Corp., Venus Concept Inc., and City National Bank of Florida.	8-K	3-24-20	10.2	
10.6	Third Amended and Restated Revolving Promissory Note, dated as of March 20, 2020, by and between Venus Concept USA Inc., Venus Concept Canada Corp., Venus Concept Inc., and City National Bank of Florida.	8-K	3-24-20	10.3	
10.7	Security Agreement, dated as of March 20, 2020, by and between Venus Concept Inc. and City National Bank of Florida.	8-K	3-24-20	10.4	
10.8†	License Agreement, dated July 25, 2006 by and between Restoration Robotics, Inc., James A. Harris, M.D. and HSC Development LLC.	S-1/A	9-22-17	10.7	
10.9†	First Amendment to License Agreement, dated January 5, 2009, by and between Restoration Robotics, Inc., James A. Harris, M.D. and HSC Development LLC.	S-1/A	9-22-17	10.8	
10.10†	Second Amendment to License Agreement, dated February 23, 2015, by and between Restoration Robotics, Inc., James A. Harris, M.D. and HSC Development LLC.	S-1/A	9-22-17	10.9	
10.11#	Venus Concept Inc. 2019 Incentive Award Plan.	8-K	11-7-19	10.21	
10.12#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2019 Incentive Award Plan.	10-K	3-30-20	10.24	
10.13#	2017 Incentive Award Plan.	S-8	10-17-17	99.7	
10.14#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2017 Incentive Award Plan.	S-1/A	9-18-17	10.26	
10.15#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2017 Incentive Award Plan.	S-1/A	9-18-17	10.27	
10.16#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2017 Incentive Award Plan.	S-1/A	9-18-17	10.28	
10.17#	2017 Employee Stock Purchase Plan.	S-8	10-17-17	99.11	
10.18#	Non-Employee Director Compensation Program.	S-1/A	9-18-17	10.35	
10.19#	2015 Equity Incentive Plan.	S-8	10-17-17	99.4	
10.20#	Form of Stock Option Grant Notice and Stock Option Agreement under 2015 Equity Incentive Plan.	S-1	9-1-17	10.23	
10.21#	Form of Stock Purchase Right Grant Notice and Restricted Stock Purchase Agreement under 2015 Equity Incentive Plan.	S-1	9-1-17	10.24	
10.22#	Venus Concept Ltd. 2010 Israeli Employee Share Option Plan.	8-K	11-7-19	10.20	
10.23#	Minutes of Settlement, by and between Domenic Serafino and Venus Concept Canada Corp, dated December 30, 2022.	8-K	1-6-23	10.1	

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
10.24#	Employment Agreement by and between Venus Concept Ltd. and Domenic Della Penna, effective September 5, 2017.	8-K	11-7-19	10.17	
10.25#	Employment Agreement by and between Venus Concept Inc. and Ross Portaro, effective October 15, 2021.	10-K	3-28-22	10.26	
10.26#	Form of Indemnification Agreement between Venus Concept Inc. and each of its directors and executive officers.	8-K	11-7-19	10.19	
10.27	Lease between 235 Investment Limited, Venus Concept Canada Corp and Venus Concept Ltd, dated March 29, 2019.	10-K	3-30-20	10.49	
10.28	Lease between AMB Tripoint, LLC and Venus Concept Inc., dated July 29, 2021.	10-K	3-28-22	10.32	
10.29†	Quality Agreement, dated October 11, 2011, by and between Venus Concept Ltd. and USR Electronnic Systems Ltd. (signed December 3, 2017).	10-K	3-30-20	10.54	
10.30†	Turn-Key Project Manufacturing Agreement, dated March 23, 2014, by and between Venus Concept Ltd. and USR Electronnic Systems Ltd.	10-K	3-30-20	10.55	
10.31†	Quality Agreement, dated July 13/17 2018, by and between Venus Concept Ltd. and Electronique du Mazet.	10-K	3-30-20	10.56	
10.32†	Intellectual Property Rights Assignment, dated February 15, 2018, by and between Venus Concept Ltd. and Electronique du Mazet.	10-K	3-30-20	10.57	
10.33	Consent to Transfer Confidentiality and Nonsolicitation Subcontracting Agreement, dated February 1, 2018, by and between Venus Concept Ltd. and Societe de Promotion et d'Equipement Medical Medicamat.	10-K	3-30-20	10.58	
10.34	Manufacturing Agreement for Consumables, dated October 26, 2018, by and between NPI Solutions and Restoration Robotics, Inc.	10-K	3-30-20	10.59	
10.35	SBA Payroll Protection Program Note dated April 21, 2020, by Venus Concepts Inc. and in favor of City National Bank of Florida.	8-K	4-30-20	10.2	
10.36	Purchase Agreement, dated as of June 16, 2020, by and between Venus Concept Inc. and Lincoln Park Capital Fund, LLC	8-K	6-16-20	10.1	
10.37	Third Amended and Restated Loan Agreement dated as of December 9, 2020, by and among the Company, Venus Concept USA Inc., Venus Concept Canada Corp. and City National Bank of Florida.	8-K/A	12-15-20	10.1	
10.38	Second Amended and Restated Security Agreement dated as of December 9, 2020 by and among the Company, Venus Concept USA Inc. and City National Bank.	8-K/A	12-15-20	10.2	
10.39	Fourth Amended and Restated Revolving Promissory Note dated as of December 9, 2020 by Venus Concept USA Inc., Venus Concept Canada Corp. and the Company in favor of City National Bank of Florida.	8-K/A	12-15-20	10.3	
10.40	Third Amended and Restated Guaranty of Payment and Performance dated as of December 9, 2020 by Venus Concept Ltd. in favor of City National Bank of Florida.	8-K/A	12-15-20	10.4	

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
10.41	Amendment to General Security Agreement dated as of December 9, 2020 between Venus Concept Canada Corp. and City National Bank of Florida.	8-K/A	12-15-20	10.5	
10.42	Loan and Security Agreement dated as of December 8, 2020, by and between Venus Concept USA Inc. and City National Bank.	8-K/A	12-15-20	10.6	
10.43	Promissory Note dated December 8, 2020, by Venus Concept USA Inc. in favor of City National Bank.	8-K/A	12-15-20	10.7	
10.44	Guaranty of Payment and Performance Agreement dated as of December 8, 2020 by and between the Company and City National Bank.	8-K/A	12-15-20	10.8	
10.45	Securities Exchange and Registration Rights Agreement as of December 8, 2020 by and among the Company, Venus Concept USA Inc., Venus Concept Canada Corp., Venus Concept Ltd., Madryn Health Partners, LP and the Investors.	8-K/A	12-15-20	10.9	
10.46	Secured Subordinated Convertible Note dated as of December 9, 2020 by the Company in favor of Madryn Health Partners, LP.	8-K/A	12-15-20	10.10	
10.47	Secured Subordinated Convertible Note dated as of December 9, 2020 by the Company in favor of and Madryn Health Partners (Cayman Master), LP.	8-K/A	12-15-20	10.11	
10.48	Guaranty and Security Agreement dated as of December 9, 2020 by and among the Company, Venus Concept USA, Venus Concept Canada Corp., Venus Concept Ltd. and Madryn Health Partners, LP.	8-K/A	12-15-20	10.12	
10.49	Subordination of Debt Agreement dated as of December 9, 2020 by and among Madryn Health Partners, LP, Madryn Health Partners (Cayman Master), LP, City National Bank and Venus Concept Inc.	8-K/A	12-15-20	10.13	
10.50	Subordination of Debt Agreement dated as of December 9, 2020 by and among Madryn Health Partners, LP, Madryn Health Partners (Cayman Master), LP, City National Bank and Venus Concept Canada Corp.	8-K/A	12-15-20	10.14	
10.51	Subordination of Debt Agreement dated as of December 9, 2020 by and among Madryn Health Partners, LP, Madryn Health Partners (Cayman Master), LP, City National Bank and Venus Concept USA Inc.	8-K/A	12-15-20	10.15	
10.52	Fourth Amended and Restated Loan Agreement, dated July 24, 2021, by and between Venus Concept USA Inc., Venus Concept Canada Corp., Venus Concept Inc., and City National Bank of Florida.	8-K	8-26-21	10.1	
10.53	Fourth Amended and Restated Guaranty of Payment and Performance, dated July 24th, 2021, by Venus Concept Ltd in favor of City National Bank of Florida.	8-K	8-26-21	10.2	
10.54	Third Amended and Restated Security Agreement, dated July 24, 2021, by and between Venus Concept Inc., Venus Concept USA Inc., and City National Bank of Florida.	8-K	8-26-21	10.3	

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
10.55	Fifth Amended and Restated Revolving Promissory Note, dated July 24, 2021, by Venus Concept USA Inc., Venus Concept Canada Corp., Venus Concept Inc., and City National Bank of Florida.	8-K	8-26-21	10.4	
10.56	Supplement to Subordination of Debt Agreements, dated July 24, 2021, by and between Madryn Health Partners, LP, Madryn Health Partners (Cayman Master), LP, City National Bank of Florida, and Venus Concept Inc.	8-K	8-26-21	10.5	
10.57	Supplement to Subordination of Debt Agreements, dated July 24, 2021, by and between Madryn Health Partners, LP, Madryn Health Partners (Cayman Master), LP, City National Bank of Florida, and Venus Concept Inc.	8-K	10-5-21	10.1	
10.58	Stock Purchase Agreement, dated December 15, 2021, by and between Venus Concept Inc. and the investors listed therein.	8-K	12-15-21	10.1	
10.59	Resale Registration Rights Agreement, dated December 15, 2021, by and between Venus Concept Inc. and the Purchasers.	8-K	12-15-21	10.2	
10.60	Investor Rights Agreement, dated December 15, 2021, by and between Venus Concept, Inc., Masters Special Situations, LLC, and the other purchasers from time to time party hereto.	8-K	12-15-21	10.3	
10.61	Purchase Agreement, dated as of July 12, 2022, by and between the Company and Lincoln Park.	8-K	7-12-22	10.1	
10.62	Registration Rights Agreement, dated as of July 12, 2022, by and between the Company and Lincoln Park.	8-K	7-12-22	10.2	
10.63#	Employment Agreement, dated October 2, 2022, by and between the Company and Rajiv De Silva.	8-K	10-3-22	10.1	
10.64#	Employment Agreement, dated October 11, 2022, by and between Venus Concept Canada Corp. and Hemanth Varghese,	8-K	10-11-22	10.1	
10.65	Stock Purchase Agreement, dated November 18, 2022, by and among Venus Concept Inc., and certain investors listed therein.	8-K	11-18-22	10.1	
10.66	Amended and Restated Registration Rights Agreement, dated November 18, 2022, by and between Venus Concept Inc. and certain investors listed therein.	8-K	11-18-22	10.2	
10.67#	Amendment to Employment Agreement, dated as of January 1, 2023, by and between Venus Concept Inc. and Ross Portaro.				X
10.68#	Settlement Agreement, by and between Soeren Maor Sinay and Venus Concept UK Limited, dated March 1, 2023.	8-K	3-7-23	10.1	
14.1	Code of Business Conduct and Ethics.	8-K	11-7-19	14.1	
21.1	List of Subsidiaries.				X
23.2	Consent of MNP LLP, independent registered public accounting firm.				X

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
24.1	Power of Attorney. Reference is made to the signature page of this Annual Report on Form 10-K.				X
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.				X
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.				X
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

\#   Indicates management contract or compensatory plan.

†   Certain confidential portions of this exhibit were omitted by means of marking such portions with asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

*   The certifications attached as Exhibit 32.1 and Exhibit 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Venus Concept Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Venus Concept Inc.

Date: March 27, 2023   By: /s/ Rajiv De Silva
                                                              Rajiv De Silva
                                                         Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Rajiv De Silva and Domenic Della Penna his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite his or her name.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Rajiv De Silva Rajiv De Silva	Chief Executive Officer and Director *(Principal Executive Officer)*	March 27, 2023
/s/ Domenic Della Penna Domenic Della Penna	Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 27, 2023
/s/ Scott Barry Scott Barry	Chairman and Director	March 27, 2023
/s/ Garheng Kong, M.D. Garheng Kong, M.D.	Director	March 27, 2023
/s/ Louise Lacchin Louise Lacchin	Director	March 27, 2023
/s/ Fritz LaPorte Fritz LaPorte	Director	March 27, 2023
/s/ Anthony Natale, M.D Anthony Natale, M.D.	Director	March 27, 2023
/s/ Keith Sullivan Keith Sullivan	Director	March 27, 2023
/s/ S. Tyler Hollmig, M.D. S. Tyler Hollmig, M.D.	Director	March 27, 2023

This page intentionally left blank

This page intentionally left blank

Venus Concept Inc.

Board of Directors and Executive Officers

as of April 10, 2023

BOARD OF DIRECTORS
(the "Board")

Scott Barry	Chairman of the Board and Managing Director of EW Healthcare Partners
Rajiv De Silva	Chief Executive Officer of Venus Concept Inc. and Chairman of the Board of Directors of Covis Pharma
Garheng Kong, M.D.	Managing Partner of HealthQuest Capital
Louise Lacchin	Former Executive Vice President of Finance, George Weston Ltd.
Fritz LaPorte	Partner at Dovere Advisory Group, LLC
Anthony Natale, M.D.	Managing Partner at Aperture Venture Partners
Keith Sullivan	President and Chief Executive Officer of Neuronetics, Inc.
S. Tyler Hollmig, M.D.	Director of Dermatologic Surgery and Director of Laser & Cosmetic Dermatology at Dell Medical School at the University of Texas and Ascension Texas

EXECUTIVE OFFICERS

Rajiv De Silva	Chief Executive Officer
Hemanth Varghese, Ph.D., CFA	President and Chief Innovation & Business Officer
Domenic Della Penna	Executive Vice President and Chief Financial Officer
Ross Portaro	Executive Vice President & General Manager, Global Sales & Marketing
Anna Georgiadis	Chief Human Resources Officer
Michael Mandarello	General Counsel and Corporate Secretary
William McGrail	Company's Senior Vice President, Technical Operations and Compliance